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As filed with the Securities and Exchange Commission on February 5, 2004

Registration No. 333-111259

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4
to
Form S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BRISTOL WEST HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (Jurisdiction of incorporation or organization)	6331 (Primary Standard Industrial Classification Code Number)	13-3994449 (I.R.S. Employer Identification Number)

5701 Stirling Road
Davie, Florida 33314
(954) 316-5200

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Alexis S. Oster, Esq.
General Counsel
5701 Stirling Road
Davie, Florida 33314
(954) 316-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John B. Tehan, Esq. Gary L. Horowitz, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Alexander M. Dye, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, New York 10019 (212) 424-8000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering price	Amount of Registration Fee(1)

Common Stock, par value $0.01 per share(2)	17,250,000 shares	$21.00	$362,250,000	$32,158

(1)
$24,270 of the total registration fee of $32,158 was paid on December 16, 2003, prior to the initial filing of the registration statement and $7,888 of the total registration fee of $32,158 was paid on January 28, 2004, prior to the filing of Amendment No. 2.

(2)
Includes shares of common stock to be sold by certain selling stockholders identified herein.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 5, 2004

15,000,000 Shares

Bristol West Holdings, Inc.

Common Stock

        We are selling 6,250,000 shares of common stock and the selling stockholders are selling 8,750,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $19.00 and $21.00 per share. We have applied to list our common stock on The New York Stock Exchange under the symbol "BRW."

        The underwriters have an option to purchase a maximum of 2,250,000 additional shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Bristol West Holdings, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                                     , 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston Bear, Stearns & Co. Inc.

JPMorgan UBS Investment Bank

Dowling & Partners Securities, LLC Keefe, Bruyette & Woods

Cochran, Caronia & Co.

The date of this prospectus is                                     , 2004.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	7
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	17
USE OF PROCEEDS	18
DIVIDEND POLICY	18
CAPITALIZATION	19
DILUTION	20
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA	21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	22
BUSINESS	35
REGULATORY MATTERS	55
MANAGEMENT	60
PRINCIPAL AND SELLING STOCKHOLDERS	69
CERTAIN ARRANGEMENTS AND RELATIONSHIPS	71
DESCRIPTION OF CAPITAL STOCK	74
COMMON STOCK ELIGIBLE FOR FUTURE SALE	77
U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS	78
UNDERWRITING	80
NOTICE TO CANADIAN RESIDENTS	83
LEGAL MATTERS	84
EXPERTS	84
WHERE YOU CAN FIND MORE INFORMATION	84
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

Dealer Prospectus Delivery Obligation

        Until                      , 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Unless otherwise indicated or the context requires otherwise, in this prospectus:

  •
  references to "Bristol West," "the company," "we," "us" and "our" are to Bristol West Holdings, Inc. and its combined operations;

  •
  references to "our insurance subsidiaries" are to Coast National Insurance Company, Security National Insurance Company, Bristol West Casualty Insurance Company and Bristol West Insurance Company, collectively;

  •
  references to "our non-insurance subsidiaries" are to Coast National Holding Company, Coast National General Agency, Inc., Bristol West Insurance Services of California, Inc., Bristol West Insurance Services, Inc. of Florida, Apex Adjustment Bureau, Inc., GP, LLC, Insurance Data Systems, G.P., Bayview Adjustment Bureau, Inc., Bristol West Insurance Services of Georgia, Inc., Bristol West Insurance Services of Pennsylvania, Inc., BWIS of Nevada, Inc., and Bristol West Insurance Services of Texas, Inc., collectively;

  •
  insurance industry data and our market share or ranking in the industry were derived from data compiled by A.M. Best Company Inc.;

  •
  the information assumes that the underwriters have not exercised their over-allotment option; and

  •
  all share and per share data have been adjusted to reflect the 130.38-for-one stock split of our common stock that we will declare immediately prior to the completion of this offering.

i

PROSPECTUS SUMMARY

        This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors."

Bristol West Holdings, Inc.

What We Do

        We are a fast-growing provider of non-standard private passenger automobile insurance and related services. Non-standard automobile insurance provides coverage to drivers who find it difficult to purchase standard automobile insurance as a result of a number of factors, including their driving record, vehicle, age or claims history, or because they have limited financial resources. Typically, these drivers purchase minimal levels of insurance coverage in order to comply with state-mandated financial responsibility laws. Non-standard automobile insurance policies generally require higher premiums than standard or preferred automobile insurance policies for comparable coverage.

        Our insurance subsidiaries offer insurance coverage exclusively through a network of approximately 4,300 independent agents and brokers, some of whom operate from multiple locations. We are licensed to provide insurance in 35 states and the District of Columbia, though we focus our resources in 17 states that we believe provide significant opportunity for profitable growth. Our markets include California, Florida and Texas, the three largest non-standard automobile insurance markets in the United States. Together, these three states accounted for 76.9% of our gross premiums written for the nine months ended September 30, 2003. Within the next 12 months, we intend to expand into five additional states. We believe this expansion will provide us with further profitable growth opportunities.

        Our non-insurance subsidiaries provide our policyholders a variety of services, including policy servicing and installment payment plans. For these services, we receive separate non-insurance fees, which provide additional revenues of approximately 10% of the premiums we collect.

        We commenced business in 1973. In 1998, we were acquired by Kohlberg Kravis Roberts & Co. L.P., or KKR. Since that time, we have expanded our operations from two to 17 states. From 1999, the first full year after our acquisition, to 2002, our annual gross premiums written grew from $220.1 million to $481.8 million. During that period, our annual policy service fee revenues grew from $25.8 million to $47.3 million. In addition, our combined ratio has improved from 94.9% in 1999 to 80.7% for the nine months ended September 30, 2003. For the nine months ended September 30, 2003, we generated $472.9 million in gross premiums written and $52.4 million in policy service fee revenues.

Our Competitive Strengths

        We believe that the following competitive strengths will enable us to take advantage of market opportunities in the non-standard automobile insurance industry:

  •
  Focus on Non-Standard Automobile Insurance. We believe our focus on non-standard automobile insurance and related services allows us to adopt strategies, pursue objectives and develop products with features that better address the demands of non-standard customers.

  •
  Sophisticated Information Systems. We believe our highly sophisticated information systems give us the ability to identify and capitalize on profitable opportunities in our markets and enhance our relationships with our policyholders and producers. We believe our systems are unique for a company of our size and are scalable to support our continued growth.

  •
  Risk Taking and Service Based Revenues. We operate through insurance subsidiaries, which underwrite the risks associated with our insurance policies, and non-insurance subsidiaries, which provide services to our policyholders. Our non-insurance subsidiaries earn policy service fee revenues, including policy origination fees and installment fees, which provide additional revenues of approximately 10% of the premiums we collect.

  •
  Attractive Product Structures. Because our billing and collections systems are designed to ensure that we are not exposed to risks for which we have not collected a premium, we are able to provide flexible policy terms and payment plans to fit our policyholders' budgets and make payments for automobile insurance more manageable. As a result, our products appeal to both non-standard customers and drivers whose driving records would qualify them for standard insurance. As of September 30, 2003, over 70% of our policyholders had no at-fault accidents on their driving records or moving violations that are chargeable under applicable state law.

  •
  Strong Relationships with Agents and Brokers. We have a network of highly incentivized, loyal and productive agents and brokers who are attracted to Bristol West because of our market-focused products, competitive compensation programs, stable presence and user-friendly, sophisticated underwriting and processing systems. Our goal is to be one of the top three non-standard automobile insurance carriers based on premiums with each agent and broker with whom we do business.

  •
  Disciplined Claims Handling Practices. We quickly investigate and fairly resolve all valid claims, and we vigorously defend frivolous and fraudulent claims. By quickly and fairly settling claims, we improve customer satisfaction while lowering our costs, such as vehicle storage and rental charges.

  •
  Management Experience and Incentive to Maximize Stockholder Value. Our strong premium growth and improved profitability in 2003 are due largely to operational improvements implemented by our new senior management team, which joined us beginning in September 2000. In addition, our management employees own stock in our company and receive a significant portion of their incentive compensation in the form of stock options. Our chief executive officer, James R. Fisher, has notified the underwriters that he intends to purchase up to 50,000 shares in this offering.

Our Strategies

        We intend to continue our profitable growth by focusing on the following strategies:

  •
  Maintain Disciplined Pricing and Product Design. We are committed to establishing policy rates that properly charge for the risk and exposure we are underwriting. We evaluate risk and exposure by a number of variables, including vehicle type, driver age, driving record, type of coverage, miles driven and policy limits. We price our products to maintain our margins and structure payment plans to meet our policyholders' needs while limiting our credit risk.

  •
  Implement New Online Point-of-Sale Application System. We have an exclusive license to use OneStep™, a new online point-of-sale application system. We believe OneStep will create a competitive advantage for us by reducing policy servicing costs, improving customer satisfaction and reducing cancellations.

  •
  Develop and Maintain Strong Policyholder and Producer Relationships. We believe each sale entails two customers, the policyholder and the producer, and we strive to maintain positive relationships with both of them. In addition to providing attractively structured and priced products, we strive to provide superior policy and claims service.

  •
  Closely Monitor Distribution. Our producer management process involves weekly, monthly and quarterly data analysis, which we use to monitor various aspects of a producer's business conduct, including adherence to our underwriting policies and procedures and the profitability of the producer's business with us.

  •
  Selectively Expand our Geographic Presence. Through our sophisticated modeling and analysis, we assess potential new markets in which to expand our operations, focusing on market size and the competitive, legal and regulatory environments. Based on the results of our analysis, we have identified five additional states that we believe will provide further profitable growth opportunities, and we intend to expand into those states in 2004.

  •
  Maintain an Efficient and Effective Operating Structure. We focus on systems consolidation and automation designed to eliminate redundancies and achieve greater operational efficiencies, which drive down the total cost of service.

Our Challenges

        We face a number of challenges in capitalizing on our strengths and implementing our strategies. For example:

  •
  The non-standard automobile insurance business is highly competitive and we compete with both large national insurance providers and smaller regional companies. Some of our competitors have more capital, higher ratings and greater resources than we have, and may offer a broader range of products and lower prices and down payments than we offer.

  •
  Negative trends caused by irrational price competition or increased claims costs in the market for non-standard automobile insurance could cause our results of operations to suffer.

  •
  Our success depends on our ability to underwrite and set rates accurately. If we fail to assess accurately the risks that we assume, we may fail to establish adequate premium rates, which could reduce our income or result in an operating loss.

  •
  Our loss and loss adjustment expense reserves may deviate, perhaps substantially, from the amounts we will ultimately pay on claims and the related costs of adjusting those claims. If actual losses and loss adjustment expenses exceed our reserves, our net income and capital would decrease.

  •
  We have no operating history as an independent public company and we may not be able to develop and implement the infrastructure necessary to operate successfully as an independent public company.

        For further discussion of these and other challenges we face, see "Risk Factors."

Recent Developments

    Results for the Year ended December 31, 2003

        The following presents our preliminary unaudited financial results as of and for the year ended December 31, 2003. These results are subject to completion of our year-end audit by Deloitte & Touche LLP, our independent auditors. We derived the data as of and for the year ended December 31, 2002 from our consolidated financial statements audited by Deloitte & Touche LLP.

	As of or for the year ended December 31,
	2003	2002
	(dollars in millions)
Statement of Operations Data:
Revenues:
Net premiums earned	$274.0	$241.0
Policy service fee revenues	69.3	47.3
Total revenues	352.6	297.9
Net income(1)	33.5	11.5
Balance Sheet Data:
Total assets	$767.0	$633.1
Unpaid losses and loss adjustment expenses	201.3	157.4
Stockholders' equity	137.7	102.8
Operating Data:
Gross premiums written	$648.2	$481.8
Net premiums written	263.0	236.3
Ratios:
Loss ratio	57.9%	68.9%
Expense ratio	22.0%	21.1%

Combined ratio	79.9%	90.0%

(1)
Net income for the year ended December 31, 2003 includes a non-cash stock compensation charge of $2.5 million and a litigation expense charge related to class actions of $17.4 million. Net of taxes, these two items impacted net income by $12.3 million. Net income for the year ended December 31, 2002 includes a non-cash stock compensation charge of $0.3 million and a litigation expense charge related to a class action of $14.3 million. Net of taxes, these two items impacted 2002 net income by $10.1 million.

    Refinancing Activities

        We are currently exploring our options to refinance our outstanding debt, which was $71.5 million as of December 31, 2003. We have received indications that we can refinance up to $75.0 million of our debt and extend the maturity to as far as 2011. Based on our discussions with lenders, we expect that our interest expense may rise 50 basis points.

        Our principal executive offices are located at 5701 Stirling Road, Davie, Florida 33314. Our telephone number is (954) 316-5200.

The Offering

Common stock offered by us:	6,250,000 shares
Common stock offered by the selling stockholders:	8,750,000 shares
Total common stock outstanding after this offering:	30,624,993 shares
Use of proceeds:
We estimate that we will receive net proceeds from this offering of approximately $114.5 million, assuming an initial public offering price of $20.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to contribute $110.0 million of the proceeds that we receive from this offering to our insurance subsidiaries, which would increase their stockholder's equity. This additional capital will permit us to reduce our reinsurance purchases and to retain more gross premiums written over time. We intend to use the remainder of the net proceeds for general corporate purposes at the holding company level, including increased liquidity, interest and principal payments on our debt or payment of stockholder dividends.

We will not receive any of the net proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered by them under this prospectus.
Dividend policy:	We currently expect to pay quarterly dividends of $0.05 per share. See "Dividend Policy."
Proposed New York Stock Exchange symbol:	BRW

        The number of shares of common stock shown to be outstanding after this offering is based on the number of shares outstanding as of January 27, 2004. This number excludes:

  •
  4,167,161 shares of our common stock with a weighted average exercise price of $4.05 per share, issuable upon exercise of outstanding stock options and warrants; and

  •
  3,106,504 shares of our common stock reserved for future issuances under our existing employee and director compensation plans.

Summary Historical Financial and Operating Data

        The following tables summarize our historical financial and operating data as of the dates or for the periods indicated. We derived the summary data as of and for each of the three years ended December 31, 2002 from our consolidated financial statements audited by Deloitte & Touche LLP. We derived the summary data as of and for the nine months ended September 30, 2003 and 2002 from our unaudited consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of our financial position and results of operations as of the dates or for the periods indicated. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting periods. You should read this summary in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.

	As of or for the nine months ended September 30,		As of or for the year ended December 31,
	2003	2002	2002	2001	2000
	(dollars in millions, except per share data)
Statement of Operations Data:
Revenues:
Net premiums earned	$210.1	$175.5	$241.0	$158.6	$185.7
Net investment income	5.1	4.7	6.4	6.4	7.9
Realized gain (loss) on investments	1.1	0.2	0.3	1.0	(0.2)
Policy service fee revenues	52.4	32.3	47.3	36.1	32.8
Outsourcing servicing fees(a)	0.0	0.0	0.9	18.6	0.0
Other income	1.2	1.6	2.0	1.4	0.6

Total revenues	$269.9	$214.3	$297.9	$222.1	$226.8

Costs and Expenses:
Losses and loss adjustment expenses	$154.1	$146.9	$200.5	$128.9	$167.2
Commissions and other underwriting expenses	39.9	25.3	42.1	50.3	64.3
Other operating and general expenses	18.8	14.7	19.3	19.9	13.8
Litigation expense(b)	17.2	0.0	14.3	0.0	0.0
Interest expense	2.5	3.4	4.6	9.0	10.7
Goodwill amortization	0.0	0.0	0.0	2.7	2.6
Stock-based compensation	0.7	0.2	0.3	0.5	0.3

Total costs and expenses	$233.2	$190.5	$281.1	$211.3	$258.9

Income (loss) before income taxes	$36.7	$23.8	$16.8	$10.8	$(32.1)
Income tax (benefit) expense	13.9	7.6	5.3	3.8	(10.7)

Net income (loss)	$22.8	$16.2	$11.5	$7.0	$(21.4)

Balance Sheet Data:
Cash and investments	$171.9	$137.6	$139.9	$114.2	$124.6
Total assets	752.6	588.0	633.1	534.5	428.2
Unpaid losses and loss adjustment expenses	199.1	132.4	157.4	106.0	81.5
Long-term debt	81.5	76.5	71.5	86.5	99.2
Total liabilities	626.7	482.2	530.3	446.0	349.0
Stockholders' equity	125.9	105.8	102.8	88.5	79.2
Operating Data:
Gross premiums written	$472.9	$345.9	$481.8	$316.6	$230.6
Net premiums written	195.5	172.7	236.3	133.3	142.2
Per Share Data:
Earnings (loss) per share	.91	.68	.48	.30	(.90)
Book value per share	5.28	4.44	4.32	3.72	3.34
Ratios:
Loss ratio(c)	58.4%	70.2%	68.9%	60.0%	76.3%
Expense ratio(d)	22.3%	19.1%	21.1%	32.7%	35.6%

Combined ratio(e)	80.7%	89.3%	90.0%	92.7%	111.9%

(a)
Outsourcing servicing fees represent fees earned under a contract with Reliance Insurance Company for servicing policies and claims on the run-off of their non-standard automobile insurance business. We entered into this contract in connection with our acquisition in April 2001 of Reliant, the non-standard automobile operations of Reliance Group Holdings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reliant Acquisition." These outsourcing fees resulted from a one-time transaction and we do not expect to be earning such fees in the future.

(b)
Litigation expense represents expense associated with the settlements of certain class action lawsuits. See "Business—Legal Proceedings."

(c)
Loss ratio is the ratio, expressed as a percentage, of (i) losses and loss adjustment expenses incurred, divided by (ii) the sum of (A) net premiums earned, (B) policy service fee revenues, (C) outsourcing servicing fees and (D) other income.

(d)
Expense ratio is the ratio, expressed as a percentage, of (i) the sum of (A) commissions and other underwriting expenses and (B) other operating and general expenses divided by (ii) the sum of (A) net premiums earned, (B) policy service fee revenues, (C) outsourcing servicing fees and (D) other income.

(e)
Combined ratio is the sum of the loss ratio and the expense ratio. This ratio is used by our management to evaluate our operating profitability.

RISK FACTORS

        An investment in our common stock involves a number of risks. You should carefully consider the following information, together with the other information contained in this prospectus, before investing in our common stock.

Risks Relating to Our Company

We face intense competition from other automobile insurance providers.

        The non-standard automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national insurance providers and smaller regional companies. The largest automobile insurance companies include The Progressive Corporation, The Allstate Corporation, State Farm Mutual Automobile Insurance Company, GEICO and Farmers Insurance Group. Our chief competitors are Mercury General Corporation, Infinity Property & Casualty Corporation and Direct General Corporation. Some of our competitors have more capital, higher ratings and greater resources than we have, and may offer a broader range of products and lower prices and down payments than we offer. Some of our competitors that sell insurance policies directly to customers, rather than through agencies or brokerages as we do, may have certain competitive advantages, including increased name recognition among customers, direct relationships with policyholders and potentially lower cost structures. In addition, it is possible that new competitors will enter the non-standard automobile insurance market. Our loss of business to competitors could have a material impact on our growth and profitability. Further, competition could result in lower premium rates and less favorable policy terms and conditions, which could reduce our underwriting margins.

Our concentration on non-standard automobile insurance could make us more susceptible to unfavorable market conditions.

        We underwrite only non-standard automobile insurance and provide related services. Given this focus, negative developments in the economic, competitive or regulatory conditions affecting the non-standard automobile insurance industry could have a material adverse effect on our results of operations and financial condition. In addition, these developments could have a greater effect on us, compared to more diversified insurers that also sell other types of automobile insurance products. Our profitability has been affected by cyclicality in the non-standard automobile insurance industry caused by price competition, which we participated in, and fluctuations in underwriting capacity in the market, as well as changes in the regulatory environment.

Our success depends on our ability to price the risks we underwrite accurately.

        Our results of operations and financial condition depend on our ability to underwrite and set rates accurately for a full spectrum of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. If we fail to assess accurately the risks that we assume, we may fail to establish adequate premium rates, which could reduce our income and have a material adverse effect on our results of operations or financial condition.

        In order to price our products accurately, we must collect and properly analyze a substantial volume of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, including, without limitation:

  •
  availability of sufficient reliable data;

  •
  incorrect or incomplete analysis of available data;

  •
  uncertainties inherent in estimates and assumptions, generally;

  •
  selection and application of appropriate rating formulas or other pricing methodologies;

  •
  unanticipated or inconsistent court decisions, legislation or regulatory action;

  •
  ongoing changes in our claim settlement practices, which can influence the amounts paid on claims;

  •
  changing driving patterns, which could adversely affect both frequency and severity of claims;

  •
  unexpected inflation in the medical sector of the economy, resulting in increased bodily injury and personal injury protection claim severity; and

  •
  unanticipated inflation in automobile repair costs, automobile parts prices and used automobile prices, adversely affecting automobile physical damage claim severity.

        Such risks may result in our pricing being based on inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies, and may cause us to estimate incorrectly future increases in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our profit margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, our results of operations and financial condition could be materially and adversely affected.

Our losses and loss adjustment expenses may exceed our loss and loss adjustment expense reserves, which could adversely impact our results of operation and financial condition.

        Our financial statements include loss and loss adjustment expense reserves, which represent our best estimate of the amounts that we will ultimately pay on claims and the related costs of adjusting those claims as of the date of the financial statements. We rely heavily on our historical loss and loss adjustment expense experience in determining these loss and loss adjustment expense reserves. The historic development of reserves for losses and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. In addition, factors such as inflation, claims settlement patterns and legislative activities and litigation trends may also affect loss and loss adjustment expense reserves. As a result of these and other risks and uncertainties, ultimate paid losses and loss adjustment expenses may deviate, perhaps substantially, from our estimates of losses and loss adjustment expenses included in the loss and loss adjustment expense reserves in our financial statements. If actual losses and loss adjustment expenses exceed our expectations, our net income and and our capital would decrease. In the past, we have found it necessary to make several adjustments to our loss and loss adjustment expense reserves. There can be no assurance that actual claims and loss adjustment expenses that we pay will not deviate from the loss and loss adjustment expense reserve estimates reflected in our financial statements.

We are subject to comprehensive regulation, and our ability to earn profits may be adversely affected by these regulations.

        We are subject to comprehensive regulation by government agencies in the states where our insurance subsidiaries are domiciled and where these subsidiaries issue policies and handle claims. Certain states impose restrictions or require prior regulatory approval of certain corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow our business profitably. In addition, certain federal laws impose additional requirements on insurers. Our ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner, is and will continue to be critical to our success.

        Required Licensing.    We operate under licenses issued by various state insurance authorities. If a regulatory authority denies or delays granting a new license, our ability to enter that market quickly can be substantially impaired.

        Transactions Between Insurance Companies and Their Affiliates.    Transactions between our subsidiaries and their affiliates (including us) generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

        Regulation of Insurance Rates and Approval of Policy Forms.    The insurance laws of most states in which our insurance subsidiaries operate require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to our policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. Accordingly, our ability to respond to market developments or increased costs in that state can be adversely affected. In 2000 and 2001, the time required to obtain regulatory approval of some of our rate filings delayed our ability to respond to market conditions in a timely manner.

        Restrictions on Cancellation, Non-Renewal or Withdrawal.    Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. These laws and regulations could limit our ability to exit or reduce our writings in unprofitable markets or discontinue unprofitable products in the future.

        Other Regulations.    We must also comply with regulations involving, among other things:

  •
  the use of non-public consumer information and related privacy issues;

  •
  investment restrictions;

  •
  the use of credit history in underwriting and rating;

  •
  the payment of dividends;

  •
  the acquisition or disposition of an insurance company or of any company controlling an insurance company;

  •
  the involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

  •
  reporting with respect to financial condition.

Compliance with laws and regulations addressing these and other issues often will result in increased administrative costs. In addition, these laws and regulations may limit our ability to underwrite and price risks accurately, prevent us from obtaining timely rate increases necessary to cover increased costs and may restrict our ability to discontinue unprofitable relationships or exit unprofitable markets. These results, in turn, may adversely affect our profitability or our ability or desire to grow our business in certain jurisdictions, which could have an adverse effect on your investment. The failure to comply with these laws and regulations may also result in actions by regulators, fines and penalties, and in extreme cases, revocation of our ability to do business in that jurisdiction. In addition, we may face individual and class action lawsuits by our insureds and other parties for alleged violations of certain of these laws or regulations.

Our insurance subsidiaries are subject to minimum capital and surplus requirements. Our failure to meet these requirements could subject us to regulatory action.

        The laws of the states of domicile of our insurance subsidiaries impose risk-based capital standards and other minimum capital and surplus requirements. Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do. As of September 30, 2003, each of our insurance subsidiaries maintained a risk-based capital level in excess of an amount that would require any corrective actions on our part.

Regulation may become more extensive in the future, which may adversely affect our business.

        We cannot assure you that states will not make existing insurance laws and regulations more restrictive in the future or enact new restrictive laws. In such events, we may seek to reduce our writings in, or to withdraw entirely from, these states. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. We are unable to predict whether and to what extent new laws and regulations that would affect our business will be adopted in the future, the timing of any such adoption and what effects, if any, they may have on our operations, profitability and financial condition.

Our failure to pay claims accurately could adversely affect our business, financial results and liquidity.

        We must accurately evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately, including the training and experience of our claims representatives, our claims organization's culture and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our image and materially adversely affect our financial results and liquidity.

        In addition, if we do not train new claims employees effectively or lose a significant number of experienced claims employees our claims department's ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, we could suffer in decreased quality of claims work, which in turn could lower our operating margins.

As a holding company, we are dependent on the results of operations of our subsidiaries and their ability to transfer funds to us to meet our obligations.

        We are a holding company without significant operations of our own. Dividends from our subsidiaries are our principal source of funds to meet our cash needs, including debt service payments and other expenses, and to pay dividends to our stockholders. Insurance laws limit the ability of our insurance subsidiaries to pay dividends to us. In addition, for competitive reasons, our insurance subsidiaries maintain financial strength ratings that require us to sustain certain capital levels in those subsidiaries. The need to maintain these required capital levels may affect the ability of our insurance subsidiaries to pay dividends to us. In 2003, our insurance subsidiaries could not pay dividends without seeking regulatory approval. Our non-insurance subsidiaries' ability to pay dividends to us is not limited by insurance law. Nevertheless, these non-insurance subsidiaries' earnings are dependent on fees paid by policyholders, and those fees are subject to insurance regulation.

The policy service fee revenues of our non-insurance subsidiaries could be adversely affected by insurance regulation.

        Policy service fee revenues earned by our non-insurance subsidiaries provide additional revenues of approximately 10% of the premiums we collect. These fees include policy origination fees and installment fees to compensate us for the costs of providing installment payment plans, as well as late payment, policy cancellation, policy rewrite and reinstatement fees. Our revenues could be reduced by changes in insurance regulation that restrict our ability to charge these fees. In addition, these fees are paid to our non-insurance subsidiaries pursuant to servicing arrangements between our insurance subsidiaries and non-insurance subsidiaries. Those arrangements are subject to insurance holding company act regulation in the states where our insurance subsidiaries are domiciled. Continued payment of these fees to our non-insurance subsidiaries could be affected if insurance regulators in these states determined that these arrangements are not permissible under the insurance holding company acts.

New pricing, claim and coverage issues and class action litigation are continually emerging in the automobile insurance industry, and these new issues could adversely impact our results of operations and financial condition.

        As automobile insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to claims, coverage and business practices may emerge. These issues can have an adverse effect on our business by changing the way we price our products, including limiting the factors we may consider when we underwrite risks, by extending coverage beyond our underwriting intent, by increasing the size or frequency of claims or by requiring us to change our claims handling practices and procedures or our practices for charging fees. The effects of these unforeseen emerging issues could negatively affect our revenues or our results of operations and financial condition.

We may be unable to attract and retain independent agents and brokers.

        We distribute our products exclusively through independent agents and brokers. We compete with other insurance carriers to attract producers and maintain commercial relationships with them. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions. While we believe that the products, pricing, commissions and services we offer agents and brokers are competitive, we cannot assure you that we will be able to continue to attract and retain independent agents and brokers to sell our products. Our inability to continue to recruit and retain productive independent agents and brokers would have an adverse effect on our financial condition and results of operations.

Our failure to maintain a commercially acceptable financial strength rating of our insurance subsidiaries could significantly and negatively affect our ability to implement our business strategy successfully.

        Financial strength ratings are an important factor in establishing the competitive position of insurance companies and have an effect on an insurance company's sales. A.M. Best Company Inc., or A.M. Best, maintains a letter scale rating system ranging from "A++ (Superior)" to "F" (in liquidation). A.M. Best has assigned our insurance subsidiaries a rating of "B" (Fair), which is the 7th highest of 15 rating levels. According to A.M. Best, "B" ratings are assigned to insurers that have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. The rating of our insurance subsidiaries is subject to at least annual review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. Many of our competitors have ratings higher than those of our insurance subsidiaries. A downgrade in the financial strength rating of our insurance subsidiaries would have an adverse impact on our ability to effectively compete with other insurers with higher ratings or our attractiveness to policyholders and agents and brokers.

        A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities.

We rely on information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

        Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology and telecommunications system interface with and depend on third-party systems, we could experience service denials if demand for such service exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business.

We are parties to multiple lawsuits, which, if decided adversely against us, could have a negative impact on our financial results.

        We are named as a defendant in a number of lawsuits, including certain class action lawsuits challenging various aspects of our business operations, and we may be subject to further litigation in the future. We recently settled two coordinated class actions that alleged that we improperly canceled our insureds' automobile insurance policies. A related pending action asserts claims for breach of contract and bad faith on behalf of more than 500 individuals who have opted out of the settlement. We recently settled another class action that alleged that we improperly classified our claims adjusters as exempt employees. As a result of these lawsuits, at September 30, 2003, our consolidated statement of operations reflected a charge in the amount of $17.2 million on a pre-tax basis. In addition, we may be subject to future litigation that alleges bad faith and seeks extra-contractual damages from us in addition to damages claimed under an insurance policy. If we are found to have acted in bad faith in our handling of a claim, the insured may be entitled to damages, including punitive damages, that are not limited by the terms of the policy we issued. Litigation, by its very nature, is unpredictable and the outcome of any case is uncertain. We are unable to predict the precise nature of the relief that may be sought or granted in any lawsuits or the effect that pending or future cases may have on our business, operations, profitability or financial condition.

Our ability to operate our company effectively could be impaired if we lose key personnel.

        We manage our business with a number of key personnel, including the executive officers listed in the "Management" section of this prospectus, the loss of whom could have a material adverse effect on us. Only our chief executive officer, James R. Fisher, has an employment agreement with us, which has an initial term that will expire on June 30, 2005. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have "key person" life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

Our debt service obligations could impede our operations, flexibility and financial performance.

        Our financial performance could be affected by our level of debt. As of September 30, 2003, we had a relatively high level of consolidated indebtedness as compared to our stockholders' equity. As of that date, we had consolidated indebtedness (other than trade payables and certain other short term debt) of approximately $81.5 million and additional availability under our credit facility of $45.0 million. In addition, borrowings under our credit agreement bear interest at rates that may fluctuate. Therefore, increases in interest rates on the obligations under our credit agreement would adversely affect our income and cash flow that would be available for the payment of interest and principal on the loans under our credit agreement. Our interest expense for the year December 31, 2002 and for the nine months ended September 30, 2003 was $4.6 million and $2.5 million, respectively.

        Our level of debt could have important consequences for you, including the following:

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  we will need to use a portion of the money we earn to pay principal and interest on outstanding amounts due under our senior credit facility, which will reduce the amount of money available to us for financing our operations and other business activities;

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  we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage;

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  we may have difficulty borrowing money in the future; and

  •
  we could be more vulnerable to economic downturns and adverse developments in our business.

        We expect to obtain the money to pay dividends to our stockholders, to pay our expenses and to pay the principal and interest on our outstanding debt from our operations. Our ability to meet our expenses and debt service obligations thus depends on our future performance, which will be affected by financial, business, economic, demographic and other factors, including competition.

        If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In that event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

        Our credit facility contains various operating covenants, including among other things, restrictions on our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. These restrictions could limit our ability to take actions that require funds in excess of those available to us.

        Our credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the credit facility. If an event of default exists under the credit facility, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under our credit facility accelerate the payment of the indebtedness, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.

Adverse securities market conditions can have significant and negative effects on our investment portfolio.

        Our results of operations depend in part on the performance of our invested assets. As of September 30, 2003, 98.9% of our investment portfolio was invested in fixed maturity securities with the remainder in one private common stock position. Certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates, credit spreads, deterioration in the financial condition of the issuers and general market conditions. An increase in interest rates lowers prices on fixed maturity securities, and any sales we make during a period of increasing interest rates may result in losses. Also, investment income earned from future investments in fixed maturity securities will decrease if interest rates decrease.

        In addition, our investment portfolio is subject to risks inherent in the capital markets. The functioning of those markets, the values of our investments and our ability to liquidate investments on short notice may be adversely affected if those markets are disrupted by national or international events including, without limitation, wars, terrorist attacks, recessions or depressions, high inflation or a deflationary environment, the collapse of governments or financial markets, and other factors or events.

        If our investment portfolio were impaired by market or issuer-specific conditions to a substantial degree, our liquidity, financial position and financial results could be materially adversely affected. Further, our income from these investments could be materially reduced, and write-downs of the value of certain securities could further reduce our profitability. In addition, a decrease in value of our investment portfolio could put us at risk of failing to satisfy regulatory capital requirements. If we were not able to supplement our subsidiaries' capital by issuing debt or equity securities on acceptable terms, our ability to continue growing could be adversely affected.

Our operations could be adversely affected if conditions in the states where our business is concentrated were to deteriorate.

        For the year ended December 31, 2002, we generated approximately 85.7% of our gross premiums written in our top three states, California, Florida and Michigan. California, our largest market, represented approximately 64.8% of our gross premiums written in 2002. For the nine months ended September 30, 2003, 82.2% of our gross premiums written were derived from our top three states, with 63.9% being derived from California. Our revenues and profitability are therefore subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in those states. Changes in any of those conditions could have an adverse effect on our results. Adverse regulatory developments in any of those states, which could include, among others, reductions in the rates permitted to be charged, inadequate rate increases, restrictions on our ability to reject applications for coverage or on how we handle claims, or more fundamental changes in the design or implementation of the automobile insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

        Our business is also exposed to the risk of severe weather conditions and other catastrophes in the states in which we operate. Catastrophes include severe winter weather, hurricanes, tornadoes, hail storms, floods, windstorms, earthquakes, fires and other events such as terrorist attacks and riots, each of which tends to be unpredictable. Such conditions generally result in higher incidence of automobile accidents and increase the number of claims. Because many of our insureds live near the coastlines, we have potential exposure to hurricanes and major coastal storms.

The loss of, or significant reduction in, business from our largest producers could adversely affect our financial condition and results of operations.

        Some of our producers are material to our business. For the nine months ended September 30, 2003, our top three producers accounted for 23.5% of our gross premiums written, with our single largest producer accounting for 15.2%. Although we believe that our relationships with our major producers are good, we do not have long-term contracts with any of them, which is typical of our industry. If any of these producers were to reduce their business with us, or if we were unable to continue to do business with them on terms as favorable to us as our current terms or at all, our financial condition and results of operations could suffer materially.

We may not be successful in reducing our risk and increasing our underwriting capacity through reinsurance arrangements, which could adversely affect our business, financial condition and results of operations.

        In order to reduce our underwriting risk and increase our underwriting capacity, we transfer portions of our insurance risk to other insurers through reinsurance contracts. We have historically relied on quota share and excess of loss reinsurance agreements to maintain our exposure to loss at or below a level that is within the capacity of our capital resources. Ceded premiums written amounted to 58.7% of our gross premiums written for the nine months ended September 30, 2003. The availability, cost and structure of reinsurance protection is subject to changing market conditions, which are outside of our control. In order for these contracts to qualify for reinsurance accounting and thereby provide the additional underwriting capacity that we desire, the reinsurer generally must assume significant risk and have a reasonable possibility of a significant loss.

        Although the reinsurer is liable to us to the extent we cede risk to the reinsurer, we remain ultimately liable to the policyholder on all risks reinsured. As a result, ceded reinsurance arrangements do not limit our ultimate obligations to policyholders to pay claims. We are subject to credit risks with respect to the financial strength of our reinsurers. We are also subject to the risk that our reinsurers may dispute their obligations to pay our claims. As a result, we may not recover claims made to our reinsurers in a timely manner, if at all. As of September 30, 2003, we had a total of $86.3 million of unsecured reinsurance recoverables, or 61.7% of our total reinsurance recoverables, and our largest unsecured recoverable from a single reinsurer was $67.9 million. In addition, our reinsurance agreements are subject to specified limits and we would not have reinsurance coverage to the extent that we exceed those limits.

Because we intend to reduce our use of reinsurance, we will retain more risk, which could result in losses.

        We currently use reinsurance primarily to increase our underwriting capacity and to reduce our exposure to losses. Using the proceeds from this offering, we intend to reduce our reinsurance purchases. Thus, we will retain more gross premiums written over time, but will also retain more of the related losses. Reducing our reinsurance purchases will increase our risk and exposure to losses, which could have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Common Stock and This Offering

There is no existing public market for our common stock, and we cannot assure you that an active trading market will develop.

        Prior to this offering, there has been no public market for our common stock and there can be no assurance that an active trading market will develop and continue upon completion of this offering or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations among the underwriters and us. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price.

Future sales of shares of our common stock by our existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        Sales of our common stock will be restricted by lock-up agreements that all of our directors and executive officers and substantially all of our other existing stockholders will enter into with the underwriters and with us. The lock-up agreements will restrict our directors, officers and those existing stockholders who are a party to such agreements, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior written consent of both Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. Although there is no present intent or arrangement to do so, all or any portion of the shares may be released from the restrictions in the lock-up agreements and those shares would then be available for resale in the market. Any release would be considered on a case by case basis.

        After this offering, we will have approximately 30.6 million shares of common stock outstanding. Of those shares, the 15.0 million shares we and the selling stockholders are offering will be freely tradeable. The approximately 15.6 million shares that were outstanding immediately prior to this offering, as adjusted to reflect the sale of shares by existing stockholders, will be eligible for resale from time to time, subject to contractual restrictions and restrictions under the Securities Act of 1933, as amended. Of those shares, 229,657 may be resold under Rule 144(k) without regard to volume limitations and approximately 15.4 million shares may be sold subject to the volume, manner of sale and other conditions of Rule 144. KKR, which will own 14.3 million shares of our common stock, will have the ability to cause us to register the resale of its shares.

        In addition, after this offering, approximately 2.2 million shares will be issuable upon the exercise of presently outstanding stock options and approximately 3.1 million shares have been reserved for future issuance under our 1998 Stock Option Plan for Management and Key Employees of Bristol West Holdings, Inc. and Subsidiaries and under our 2004 Stock Incentive Plan for Bristol West Holdings, Inc. and Subsidiaries under which no options have yet been granted. Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of all these stock options. Subject to the exercise of issued and outstanding options and contractual restrictions, shares registered under the registration statement on Form S-8 will be available for sale into the public market after the expiration of the 180-day lock-up agreements.

        An additional 1.9 million shares will be issuable upon the exercise of presently outstanding stock options and warrants held by non-employees after this offering.

        We cannot predict what effect, if any, future sales of our common stock, or the availability of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares of common stock at a time and price which you deem appropriate.

Public investors will suffer immediate and substantial dilution as a result of this offering.

        The initial public offering price per common share is higher than our net tangible book value per share. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 6.25 million shares of common stock by us at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $15.38 in the net tangible book value per share if you purchase shares in this offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.

KKR controls us and may have conflicts of interest with other stockholders in the future.

        After the offering, KKR will own 46.6% of our common stock, or 44.0% if the underwriters exercise their over-allotment option in full. As a result, KKR will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. KKR will also have sufficient voting power to amend our organizational documents. We cannot assure you that the interests of KKR will coincide with the interests of other holders of our common stock. For example, KKR could cause us to make acquisitions that increase the amount of our indebtedness or sell revenue-generating assets. Additionally, KKR is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. KKR may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as KKR continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

Certain provisions of our charter, as well as applicable insurance laws and Delaware corporate law, may make it difficult to effect a change of control of our company, which may prevent efforts by our stockholders to change the direction or management of our company.

        Our Amended and Restated Certificate of Incorporation will authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. In addition, before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled. In addition, certain anti-takeover provisions of the Delaware General Corporation Law could make it more difficult for a third party to acquire us. These provisions of our charter and these laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our company may be unsuccessful.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us and the insurance industry. Statements that include the words "believe", "expect", "may", "will", "should", "seek", "intend", "plan", "estimate", "anticipate" or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

        All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those discussed in "Risk Factors." We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $114.5 million, assuming an initial public offering price of $20.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to contribute $110.0 million of the proceeds from this offering that we receive to our insurance subsidiaries, which would increase their stockholder's equity. Our insurance subsidiaries will purchase high quality, marketable securities consistent with our investment policies with the cash received. This additional capital will permit us to reduce our reinsurance purchases and to retain more gross premiums written over time. We intend to use the remainder of the net proceeds for general corporate purposes at the holding company level, including increased liquidity, interest and principal payments on our debt or payment of stockholder dividends.

        We will not receive any of the net proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered by them under this prospectus.

DIVIDEND POLICY

        We currently intend to declare and pay quarterly dividends of $0.05 per share. The declaration and payment of dividends is subject to the discretion of our board of directors, and will depend on, among other things, our financial condition, results of operations, capital and cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries, restrictions under our credit facility on our ability to pay dividends to our stockholders and other factors deemed relevant by the board. For a discussion of our cash resources and needs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        We are a holding company without significant operations of our own. Dividends from our subsidiaries are our principal source of funds. Insurance laws limit the ability of our insurance subsidiaries to pay dividends to us. Our non-insurance subsidiaries' earnings are generally unrestricted as to their availability for the payment of dividends subject to customary state corporate laws regarding solvency.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of September 30, 2003, on an actual basis and as adjusted to give effect to (1) the sale of 6,250,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $20.00 per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and our estimated offering expenses totaling approximately $10.5 million, (2) the receipt by us of approximately $2.0 million for the exercise price of options and warrants being exercised by selling stockholders in order to sell shares in the offering and (3) approximately $3.3 million of tax benefit to us from options and warrants being exercised by selling stockholders in order to sell shares in the offering. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and "Selected Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	(Unaudited)
	Actual	As Adjusted
	(in millions)
Debt:
Long-term debt	$81.5	$81.5

Total Debt	81.5	81.5

Stockholders' Equity:
Common stock, par value $0.01 per share (32,595,000 shares authorized; 23,844,155 shares issued and outstanding) (200,000,000 shares authorized as adjusted; 30,624,993 shares issued and outstanding as adjusted(1) ) and additional paid-in capital	96.3	216.1
Treasury stock, at cost (662,330 shares)	(2.6)	(2.6)
Stock subscription receivable	(0.6)	(0.6)
Retained earnings	30.8	30.8
Accumulated other comprehensive income	2.0	2.0

Total Stockholders' Equity	125.9	245.7

Total Capitalization	$207.4	$327.2

(1)
Includes 530,838 shares that will be issued upon exercise of outstanding options and warrants immediately prior to consummation of this offering.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2003. After giving effect to (1) the sale of shares of common stock in this offering at an assumed initial public offering price of $20.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and our estimated offering expenses totaling approximately $10.5 million, (2) the receipt by us of approximately $2.0 million for the exercise price of options and warrants being exercised by selling stockholders in order to sell shares in the offering and (3) approximately $3.3 million of tax benefit to us from options and warrants being exercised by selling stockholders in order to sell shares in the offering, our adjusted net tangible book value as of September 30, 2003 would have been $141,478,000, or $4.62 per share of common stock. This represents an immediate increase in net tangible book value of $3.71 per share to existing stockholders and an immediate dilution in net tangible book value of $15.38 per share to new investors.

        The following table illustrates this per share dilution:

Initial public offering price per share		$20.00
Net tangible book value per share before this offering	$0.91
Increase per share attributable to this offering	3.71

Adjusted net tangible book value per share after this offering		4.62

Dilution per share to new investors		$15.38

        The following table summarizes, on an adjusted basis as of January 27, 2004, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	24,374,993	79.6%	$93,531,735	42.8%	$3.84
New investors	6,250,000	20.4	125,000,000	57.2	20.00

Total	30,624,993	100.0%	$218,531,735	100.0%

(1)
Includes 530,838 shares that will be issued upon exercise of outstanding options and warrants immediately prior to consummation of this offering.

        The tables and calculations above assume no exercise of outstanding options. As of January 27, 2004, there were 4,167,161 shares of our common stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $4.05 per share. To the extent that these options are exercised, there will be further dilution to new investors. See "Management—Executive Compensation—Option Grants" and "Description of Capital Stock."

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        The following tables present our historical financial and operating data as of the dates or for the periods indicated. We derived the data (i) as of December 31, 1998 or for the period from July 10, 1998 through December 31, 1998 and (ii) as of and for each of the four years ended December 31, 2002 from our consolidated financial statements audited by Deloitte & Touche LLP. We derived the data (i) as of July 9, 1998 and for the period from January 1, 1998 through July 9, 1998 and (ii) as of and for the nine months ended September 30, 2003 and 2002 from our unaudited consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of our financial position and results of operations as of the dates or for the periods indicated. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting periods. You should read this summary in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.

								Predecessor Company
							As of December 31, 1998 or for the period from July 10, through December 31, 1998
	As of or for the nine months ended September 30,		As of or for the year ended December 31,					As of July 9, 1998 or for the period from January 1, through July 9, 1998
	2003	2002	2002	2001	2000	1999
	(dollars in millions, except per share data)
Statement of Operations Data:
Revenues:
Net premiums earned	$210.1	$175.5	$241.0	$158.6	$185.7	$173.3	$78.4	$44.9
Net investment income	5.1	4.7	6.4	6.4	7.9	8.4	3.7	1.6
Realized gain (loss) on investments	1.1	0.2	0.3	1.0	(0.2)	(0.2)	0.1	(0.5)
Policy service fee revenues	52.4	32.3	47.3	36.1	32.8	25.8	11.5	11.9
Outsourcing servicing fees(a)	0.0	0.0	0.9	18.6	0.0	0.0	0.0	0.0
Other income	1.2	1.6	2.0	1.4	0.6	1.0	0.3	0.3

Total revenues	$269.9	$214.3	$297.9	$222.1	$226.8	$208.3	$94.0	$58.2

Costs and Expenses:
Losses and loss adjustment expenses	$154.1	$146.9	$200.5	$128.9	$167.2	$121.1	$49.0	$35.1
Commissions and other underwriting expenses	39.9	25.3	42.1	50.3	64.3	58.2	23.8	15.2
Other operating and general expenses	18.8	14.7	19.3	19.9	13.8	10.7	5.3	3.4
Litigation expense(b)	17.2	0.0	14.3	0.0	0.0	0.0	0.0	0.0
Interest expense	2.5	3.4	4.6	9.0	10.7	10.1	4.9	0.0
Goodwill amortization	0.0	0.0	0.0	2.7	2.6	2.7	1.2	0.0
Stock-based compensation	0.7	0.2	0.3	0.5	0.3	0.0	0.0	0.0

Total costs and expenses	$233.2	$190.5	$281.1	$211.3	$258.9	$202.8	$84.2	$53.7

Income (loss) before income taxes	$36.7	$23.8	$16.8	$10.8	$(32.1)	$5.5	$9.8	$4.5
Income tax (benefit) expense	13.9	7.6	5.3	3.8	(10.7)	1.0	3.3	0.6

Net income (loss)	$22.8	$16.2	$11.5	$7.0	$(21.4)	$4.5	$6.5	$3.9

Balance Sheet Data:
Cash and investments	$171.9	$137.6	$139.9	$114.2	$124.6	$147.8	$168.8	$70.3
Total assets	752.6	588.0	633.1	534.5	428.2	394.2	355.6	190.5
Unpaid losses and loss adjustment expenses	199.1	132.4	157.4	106.0	81.5	65.0	72.3	60.4
Long-term debt	81.5	76.5	71.5	86.5	99.2	109.3	110.0	6.0
Total liabilities	626.7	482.2	530.3	446.0	349.0	295.1	256.4	154.0
Stockholders' equity	125.9	105.8	102.8	88.5	79.2	99.1	99.2	36.5
Operating Data:
Gross premiums written	$472.9	$345.9	$481.8	$316.6	$230.6	$220.1	$82.3	$96.5
Net premiums written	195.5	172.7	236.3	133.3	142.2	216.3	77.6	74.5
Per Share Data:
Earnings (loss) per share	.91	.68	.48	.30	(.90)	.18	.27
Book value per share	5.28	4.44	4.32	3.72	3.34	4.11	4.11
Ratios:
Loss ratio(c)	58.4%	70.2%	68.9%	60.0%	76.3%	60.5%	54.3%	61.5%
Expense ratio(d)	22.3%	19.1%	21.1%	32.7%	35.6%	34.4%	32.3%	32.6%

Combined ratio(e)	80.7%	89.3%	90.0%	92.7%	111.9%	94.9%	86.6%	94.1%

(a)
Outsourcing service fees represent fees earned under a contract with Reliance Insurance Company for servicing policies and claims on the run-off of their non-standard automobile insurance business. We entered into this contract in connection with our acquisition in April 2001 of Reliant, the non-standard automobile operations of Reliance Group Holdings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reliant Acquisition." These outsourcing fees resulted from a one-time transaction and we do not expect to be earning such fees in the future.

(b)
Litigation expense represents expense associated with the settlements of certain class action lawsuits. See "Business—Legal Proceedings."

(c)
Loss ratio is the ratio, expressed as a percentage, of (i) losses and loss adjustment expenses incurred, divided by (ii) the sum of (A) net premiums earned, (B) policy service fee revenues, (C) outsourcing servicing fees and (D) other income.

(d)
Expense ratio is the ratio, expressed as a percentage, of (i) the sum of (A) commissions and other underwriting expenses and (B) other operating and general expenses divided by (ii) the sum of (A) net premiums earned, (B) policy service fee revenues, (C) outsourcing servicing fees and (D) other income.

(e)
Combined ratio is the sum of the loss ratio and the expense ratio. This ratio is used by our management to evaluate our operating profitability.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of our financial condition and results of operations. This discussion should be read in conjunction with "Selected Historical Financial and Operating Data" and our audited consolidated financial statements and related notes contained elsewhere in this prospectus.

Overview

        We are a fast-growing provider of non-standard private passenger automobile insurance and related services. Non-standard automobile insurance provides coverage to drivers who find it difficult to purchase standard automobile insurance as a result of a number of factors, including their driving record, vehicle, age or claims history, or because they have limited financial resources. Typically, these drivers purchase minimal levels of insurance coverage in order to comply with state-mandated financial responsibility laws. Non-standard automobile insurance policies generally require higher premiums than standard or preferred automobile insurance policies for comparable coverage.

        Our insurance subsidiaries offer insurance coverage exclusively through a network of approximately 4,300 independent agents and brokers, some of whom operate from multiple locations. We are licensed to provide insurance in 35 states and the District of Columbia, though we focus our resources in 17 states that we believe provide significant opportunity for profitable growth. Our non-insurance subsidiaries provide our policyholders a variety of services, including policy servicing and installment payment plans.

        Our revenues are derived principally from the following:

  •
  net premiums earned, which are the difference between the premiums we earn from sales of non-standard automobile insurance policies and the portion of those premiums that we cede to our reinsurers;

  •
  net investment income we earn on our invested assets;

  •
  policy service fee revenues, which are composed primarily of policy origination fees and installment fees charged by our non-insurance subsidiaries to our policyholders; and

  •
  other income, which primarily represents commission income we earn through a general agency we own in Texas.

        Our expenses consist predominately of the following:

  •
  losses and loss adjustment expenses, including estimates for losses and loss adjustment expenses incurred during the period and changes in estimates from prior periods, less the portion of those insurance losses and loss adjustment expenses that we ceded to our reinsurers;

  •
  commissions and other underwriting expenses, which consist of commissions we pay to agents and brokers, premium taxes and company expenses related to the production and underwriting of insurance policies, less ceding commissions that we receive under our reinsurance contracts;

  •
  other operating and general expenses, which include general and administrative expenses, depreciation and other expenses; and

  •
  interest expense under our bank credit facility.

Reliant Acquisition

        In April 2001, we acquired Reliant, the non-standard automobile operations of Reliance Group Holdings, including two insurance companies, all employees, claims and processing systems, and the renewal rights to business written in 13 states. At closing, Reliant had approximately $6.1 million of loss and loss adjustment expense reserves and $17.0 million of unearned premium reserves, which were transferred to us as part of the acquisition. Through the acquisition of Reliant, we added five members to our senior management, as well as expanded the scope of our operations into 11 states in which we had not previously written business.

        We received outsourcing servicing fee revenues for servicing policies and adjusting claims on the run-off of the Reliant business that we did not acquire. We performed most of these services from April 1, 2001 to November 2, 2001. Accordingly, we recorded outsourcing servicing fees of $18.6 million in 2001 and another $0.9 million in the fourth quarter of 2002. Due to the associated expenses we incurred related to the servicing of those policies, we believe this arrangement had little effect on our pre-tax income.

Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, or GAAP, requires us to make estimates and assumptions that affect amounts reported in our financial statements. As additional information becomes available, these estimates and assumptions are subject to change and thus impact amounts reported in the future. We have identified below three accounting policies that we consider to be critical due to the amount of judgment and uncertainty inherent in the application of these policies.

        Estimation of Unpaid Losses and Loss Adjustment Expenses.    Our actuarial staff reviews our insurance subsidiaries' loss and loss adjustment expense reserves. When estimating our liability for losses and loss adjustment expenses under the terms of our insurance policies, we rely heavily on our historical loss and loss adjustment expense experience. We periodically adjust our loss and loss adjustment expense reserves for changes in product mix, underwriting standards and rules, loss cost trends and other factors. Our loss and loss adjustment expense reserves may also be impacted by factors such as the rate of inflation, claims settlement patterns and legislative activities and litigation trends, which we incorporate into our analyses. As our experience develops or additional information becomes known, we increase or decrease our loss and loss adjustment expense reserve levels, as necessary. These changes to our loss and loss adjustment expense reserves are reflected in our results of operations in the period in which our estimates change. Ultimately, our actual losses and loss adjustment expenses may differ materially from the estimates we have recorded.

        At each financial reporting date, we record our best estimate, which is a point estimate, of loss and loss adjustment expense reserves, gross and net of reinsurance. In selecting the best estimate, we utilize up to 15 different actuarial methodologies. Each of these methodologies is designed to forecast the number of claims we will be called upon to pay and the amounts we will pay on average to settle those claims. In arriving at our best estimate, our actuaries consider the likely predictive value of the various loss development methodologies employed in light of underwriting practices, premium rate changes and claim settlement practices that may have occurred, and weight the credibility of each methodology. Our actuarial methodologies take into account various factors, including, but not limited to, paid losses, liability estimates for reported losses, paid allocated loss adjustment expenses, salvage and other recoveries received, reported claim counts, open claim counts and counts for claims closed with and without payment of loss.

        In establishing our best estimate of unpaid losses and loss adjustment expenses, we determine the number of claims that have been reported as of the financial reporting date and make an estimate of claims that have been incurred but not yet reported to us as of that date. Because our evaluations are based upon historical patterns, if the rate of claims reported to us or paid by us differs from our historical patterns, our evaluations may underestimate the number of claims that will ultimately be paid, and, therefore, the amount of unpaid losses and loss adjustment expenses recorded for the period.

        In 2000, we reorganized our claims department into specialized teams, resulting in multiple individuals adjudicating claims that previously would have been handled by one claims adjuster. This change slowed our claims processes and caused us to open and settle claim files slower than in the past, causing us to underestimate our projected ultimate claim counts used in estimating our projected ultimate losses and loss adjustment expenses for 2000 and 2001. In addition, this slowdown in our claims processes generally had the effect of delaying the settlement of more expensive claims, which caused us to conclude that our average cost per closed claim was decreasing. These claims were eventually settled and the ultimate cost of paying claims increased compared to historical averages because, generally, the longer claimants wait to be paid, the higher their demand and the ultimate settlement cost.

        In calendar years 2000, 2001 and 2002 and for the nine months ended September 30, 2003, we experienced adverse development on loss and loss adjustment expense reserves for years prior to each of those calendar years in the amount of $6.3 million, $17.3 million, $28.2 million and $8.0 million, respectively. The most significant factors influencing this development have been the adverse impact of the reorganization of our claims department in 2000 and the pricing and product design assumptions we utilized from 1998 through 2000. In addition, our 2002 loss and loss adjustment expense reserve increases related to 2000 were adversely impacted as a result of previously exhausting our excess of loss reinsurance coverage. Essentially, we were required to reflect 100% of our continuing 2000 adverse development in our 2002 income statement due to the exhaustion of that coverage.

        From mid-1998 through 2000, we lowered premium rates and relaxed underwriting standards in California, our largest market, due to our overestimation of the profitability of our California business. We took these actions believing we could reduce our premium rates and maintain acceptable underwriting profits. This assumption proved incorrect, and as loss trends emerged, we increased our estimate of loss and loss adjustment expenses and began to tighten underwriting standards and file for premium rate increases beginning in January 2001. From January 1, 2001 through December 31, 2002, we increased our rates in California four times. In addition, we sold a poorly structured and priced product in Texas. Contrary to the product pricing assumptions, we experienced subsequent adverse loss and loss adjustment expense development as pricing assumptions ultimately proved to be wrong and the business was written at a loss. From January 1, 2001 through December 31, 2002, we increased rates in Texas 14 times. In both California and Texas, the successive rate increases were precipitated by continuing adverse development. As actual claim emergence became higher than expected, loss and loss adjustment expense reserve estimates were revised upward in 2001 and 2002.

        Had we recognized the full 2002 impact of these and other adverse factors at December 31, 2001, we would have recorded $28.2 million of additional loss and loss adjustment expense reserves before taxes. This additional loss and loss adjustment expense would have resulted in 2001 net income decreasing by $17.5 million (assuming a 38% effective state and federal tax rate) and a loss for 2001 of approximately $10.5 million. Since we actually recorded these losses in 2002, our 2002 net income would have increased by $17.5 million to $29.0 million as a result of this change.

        If our estimate of gross unpaid losses and loss adjustment expenses of $201.3 million at December 31, 2003 decreases or increases in 2004 by one percent, our net income or loss for 2004 would decrease or increase by $1.2 million after tax (assuming a state and federal effective tax rate of

38%). We determine the impact of such changes on our net income using gross rather than net unpaid losses and loss adjustment expenses since a change in ceded loss and loss adjustment expense reserves would be offset by an increase or decrease in ceded commission due from our reinsurers.

        Since mid-2001, our new management team focused on restoring our claims practices, procedures and workflow to historical standards of quickly settling claims. These improvements continued into 2002, during which time we were continuing to revise our estimates of the impact on loss and loss adjustment expense reserves. In the fourth quarter of 2002, we recruited a new senior vice president of our claims department to continue that process. In addition, in the course of 2002 and 2003, we made numerous improvements to increase the sophistication of our analyses. These improvements included the following:

    •
    performing all actuarial analyses of unpaid losses and loss adjustment expenses on a quarterly basis;

    •
    reviewing loss and loss adjustment expense reserves gross of salvage and subrogation and separately developing estimates of these items to estimate reserves net of salvage and subrogation;

    •
    increasing the number of analytical methods to include claim count analysis to develop more elaborate estimation methods; and

    •
    utilizing an automated loss and loss adjustment expense reserving process, virtually eliminating manual spreadsheets.

        Based on these actions, we believe that we have addressed the issues related to unfavorable development of our loss and loss adjustment expense reserves, and that the liabilities that we have recorded for losses and loss adjustment expenses are adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date.

        Accruals for Litigation.    We continually evaluate potential liabilities and reserves for litigation using the criteria established by Statement of Financial Accounting Standards, or SFAS, No. 5, "Accounting for Contingencies." We believe the current assumptions and other considerations we use to estimate our potential liability for litigation are appropriate. While it is not possible to know with certainty the ultimate outcome of these claims or lawsuits, we believe our existing known litigation is adequately reserved and will not have a material effect on our future financial condition or results of operations.

        Accounting and Reporting for Reinsurance.    Pursuant to SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," we are required to review the contractual terms of all our reinsurance purchases to ensure compliance with that statement. The statement establishes the conditions required for a contract with a reinsurer to be accounted for as reinsurance and prescribes accounting and reporting standards for those contracts. The accounting standards depend on whether the contract is long duration or short duration and, if short duration, on whether the contract is prospective or retroactive. For all reinsurance transactions, immediate recognition of gains is precluded unless our liability to our policyholders is extinguished. Contracts that do not result in the reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed generally do not meet the conditions for reinsurance accounting and must be accounted for as deposits.

        SFAS No. 113 also requires us to disclose the nature, purpose and effect of reinsurance transactions, including the premium amounts associated with reinsurance assumed and ceded. It also requires disclosure of concentrations of credit risk associated with reinsurance receivables and prepaid reinsurance premiums.

        We believe we have properly accounted for all of our reinsurance contracts.

Results of Operations

Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002

  Revenues

        Gross Premiums Written.    Gross premiums written for the nine months ended September 30, 2003 were $472.9 million, compared to $345.9 million for the same period in 2002, which represents an increase of 36.7%. The increase was attributable to an increase in policies-in-force of 58,002 from 377,308 to 435,310, or 15.4 points of the total increase, with the balance attributable to an increase in the average premium charged per policy. We believe that the automobile insurance market fundamentals improved, which we attribute to some competitors retrenching or exiting the 17 states in which we operate, while other competitors, seeking to improve their financial results, increased premium rates. At the same time, losses suffered by reinsurers due to the poor financial results of certain insurance carriers in non-standard automobile insurance, as well as in other lines of insurance, led to diminished reinsurance capacity for non-standard automobile risks. This reduction of reinsurance capacity has forced additional pricing discipline as insurance carriers were required to retain more risk. In addition to these marketplace changes, we increased our marketing efforts by hiring additional marketing and product management staff in 2003, including three product managers, two senior marketing managers and a senior vice president of product research and development.

        Net Premiums Written.    Net premiums written for the nine months ended September 30, 2003 were $195.5 million, compared to $172.7 million for the same period in 2002, a 13.2% increase. The disparity between the growth in gross premiums written of 36.7% and the growth in net premiums written was attributable to an increase in the percentage of our gross premiums ceded under our quota share reinsurance agreements from 49.5% in 2002 to 60% in 2003.

        Net Premiums Earned.    Net premiums earned for the nine months ended September 30, 2003 were $210.1 million, compared to $175.5 million for the same period in 2002, an increase of 19.7%. The increase in net premiums earned was attributable to the increase in net premiums written noted above, as well as the impact of increased net premiums written in the latter half of 2002 that were earned in 2003.

        Net Investment Income.    Net investment income, excluding realized gains and losses, for the nine months ended September 30, 2003 was $5.1 million, as compared to $4.7 million for the same period in 2002. The increase was the result of a higher level of invested assets, offset by a decline in the weighted average pre-tax equivalent yield earned on our fixed income portfolio. The pre-tax equivalent yield on the holdings in our portfolio was 4.61% at September 30, 2003, compared to 5.55% at September 30, 2002.

        Policy Service Fee Revenues.    Policy service fee revenues were $52.4 million for the nine months ended September 30, 2003, compared to $32.3 million for the same period in 2002, an increase of 62.2%. The increase in policy service fee revenues was attributable to growth in policies-in-force, as fees are charged on a per policy basis, as well as increased fees being charged on our products in the first nine months of 2003 versus the first nine months of 2002.

  Costs and Expenses

        Losses and Loss Adjustment Expenses.    Losses and loss adjustment expenses increased to $154.1 million from $146.9 million, a 4.9% increase, for the nine months ended September 30, 2003,

compared to the same period in 2002, primarily due to the increase in net premiums earned. Our loss ratio for the nine months ended September 30, 2003 was 58.4%, compared to 70.2% for the same period in 2002. The decrease in the loss ratio was primarily the result of lower adverse development of $8.0 million in the loss and loss adjustment expense reserves for prior years in the nine months ended September 30, 2003, compared to $24.9 million for the same period in 2002. Increased policy service fee revenues in 2003 also contributed to a decrease in the loss ratio.

        Commissions and Other Underwriting Expenses.    Commissions and other underwriting expenses increased to $39.9 million from $25.3 million for the nine months ended September 30, 2003, compared to the same period in 2002, an increase of 57.7%. The increase was caused by the 36.7% increase in gross premiums written and gross premiums earned causing an increase in amounts paid to agents and brokers and premium taxes. In addition, ceding commissions received for the nine months ended September 30, 2003 decreased as a percentage of ceded earned premiums, as compared to the same period in 2002 which contributed to the increase in commissions and other underwriting expenses.

        Other Operating and General Expenses.    Other operating and general expenses were $18.8 million for the nine months ended September 30, 2003, compared to $14.7 million for the same period in 2002, an increase of 27.9%. This increase was the result of an increase in our general and administrative expenses related to the increase in the employee base necessary to support the 36.7% increase in gross premiums written.

        Ratios.    Our combined ratio for the nine months ended September 30, 2003 was 80.7%, compared to 89.3% for the first nine months of 2002. Our loss ratio for the nine months ended September 30, 2003 decreased to 58.4% from 70.2% for the same period in 2002, as explained above. For the nine months ended September 30, 2003, our expense ratio increased to 22.3%, compared to 19.1% for the same period in 2002, primarily as a result of the reduction in ceding commission income relative to earned premiums, as explained above.

        Litigation Expense.    Our total pre-tax charge for litigation expense aggregated $17.2 million for the nine months ended September 30, 2003.

        For the nine months ended September 30, 2003, our consolidated statement of operations included a charge in the amount of $14.4 million on a pre-tax basis related to two coordinated class actions that alleged, among other things, improper cancellations of our insurance policies and a pending related action. This amount reflected our estimate of the ultimate costs with respect to these actions, which includes the expected class member payments, defense costs and other expenses associated with these lawsuits and the change in the law related to cancellations. See "Business—Legal Proceedings."

        For the nine months ended September 30, 2003, our consolidated statement of operations included a charge in the amount of $2.8 million on a pre-tax basis, which increased the overall charge to $17.1 million for a class action, which alleged, among other things, improper classification of our claims adjusters. $14.3 million of the overall charge related to this class action was recorded in 2002. The $2.8 million increase in our estimate was due to new facts that emerged as we processed claims forms that were submitted as required by our settlement agreement. The total amount reflected our estimate of the ultimate costs associated with this action, which include expected class member payments, plaintiff attorney fees and other related expenses. As of December 8, 2003, all claimants have settled.

         Interest Expense.    Interest expense is comprised of interest paid on outstanding borrowings made under a bank credit agreement that we entered into on July 10, 1998. The credit agreement is a floating rate borrowing facility and the interest rate we pay increases or decreases with the changes in interest rates, specifically the London Inter-Bank Offered Rate, or LIBOR. Interest expense for the period ended September 30, 2003 was $2.5 million, compared to $3.4 million for the same period in

2002. The decrease is the result of a decrease in average outstanding borrowings from $83.2 million to $73.7 million, in addition to a decrease in the applicable interest rate.

         Income Taxes.    Income taxes for the nine months ended September 30, 2003 were $13.9 million, or an effective tax rate of 37.9% when measured as a percentage of income before income taxes, as compared to $7.6 million, or an effective tax rate of 31.9%, for the same period in 2002. The difference between the effective tax rates is primarily due to higher state taxes from higher state taxable income primarily in our California non-insurance subsidiary, as well as varying levels of tax exempt interest income.

Twelve Months Ended December 31, 2002 compared to Twelve Months Ended December 31, 2001

  Revenues

        Gross Premiums Written.    Gross premiums written for the year ended December 31, 2002 were $481.8 million, compared to $316.6 million for the year ended December 31, 2001, which represents an increase of 52.2%. The increase was primarily attributable to an increase in policies-in-force of 84,194 from 297,659 to 381,853, representing 28.3 points of the total increase, with the balance attributable to an increase in the average premium charged per policy. The remaining portion of the increase was attributable to recording a full twelve months of Reliant written premiums in 2002 compared to only nine months in 2001. We believe that there were improved automobile insurance market fundamentals in 2002 compared to 2001, which we attribute to competitors retrenching or exiting the 15 states in which we operated, while other competitors, seeking to improve their financial results, increased premium rates. At the same time, due to poor financial results suffered by certain insurance carriers in the non-standard automobile insurance industry, as well as in other lines of insurance, there was diminished reinsurance capacity for non-standard automobile risks. This reduction of reinsurance capacity forced additional pricing discipline. In addition to these marketplace changes, we increased our marketing efforts by hiring two additional product managers and two additional territory marketing managers.

        Net Premiums Written.    Net premiums written for the year ended December 31, 2002 were $236.3 million, compared to $133.3 million for the year ended December 31, 2001, a 77.3% increase. The increase was principally attributable to the growth in gross premiums written and our retention of a higher percentage of our gross premiums written.

        Net Premiums Earned.    Net premiums earned for the year ended December 31, 2002 were $241.0 million, compared to $158.6 million for the year ended December 31, 2001, an increase of 52.0%. The increase in net premiums earned was primarily attributable to the growth in gross premiums written noted above.

        Net Investment Income.    Net investment income, excluding realized gains and losses, for the years ending December 31, 2002 and 2001, was $6.4 million. The higher level of average invested assets was offset by a decline in the weighted average pre-tax equivalent yield earned on our fixed income portfolio. The pre-tax equivalent yield on our portfolio was 5.45% at December 31, 2002, compared to 6.05% at December 31, 2001.

        Policy Service Fee Revenues.    Policy service fee revenues were $47.3 million for the year ended December 31, 2002, compared to $36.1 million for the year ended December 31, 2001, an increase of 31.0%. The increase in policy service fee revenues was attributable to growth in policies-in-force, as fees are charged on a per policy basis.

  Costs and Expenses

        Losses and Loss Adjustment Expenses.    Losses and loss adjustment expenses increased to $200.5 million from $128.9 million, a 55.5% increase, for the year ended December 31, 2002, compared to the year ended December 31, 2001. Our loss ratio for the year ended December 31, 2002 was 68.9%, compared to 60.0% for the year ended December 31, 2001. The 2002 loss ratio included loss and loss adjustment expense reserve additions for prior accident years of $28.2 million, or 9.7 points, as compared to $17.3 million, or 8.1 points, for 2001. The 2001 loss ratio included 5.6 points of benefit from the outsourcing servicing fees relating to the run-off of the Reliant business. During 2002, we made significant improvements to our loss and loss adjustment expense reserve estimation process. These improvements included moving from an accident year analysis to an accident quarter analysis for all business. The accident quarter methodology provides us the ability to identify trends in the data faster and revise loss reserve estimates accordingly. In addition, we completed the conversion of all claims handling to CUDA, a powerful real-time, in-house claims system acquired with Reliant, which has positively impacted our claim reserving and settlement processes.

        Commissions and Other Underwriting Expenses.    Commissions and other underwriting expenses decreased to $42.1 million from $50.3 million, a 16.3% decrease, for the year ended December 31, 2002 compared to the year ended December 31, 2001. The decrease related to an increase in ceding commissions earned under our quota share reinsurance agreements due to an increase in ceded premiums. In addition, the expenses related to outsourcing service fees earned from managing the run-off of the Reliant business during 2001 decreased as a result of terminating the contract, with the exception of the Texas business.

        Other Operating and General Expenses.    Other operating and general expenses were $19.3 million for the year ended December 31, 2002, compared to $19.9 million for the year ended December 31, 2001. These expenses are primarily fixed, such as rent and utilities, and do not vary with premium volumes. The minor decrease is attributable to our successfully integrating the Reliant business and offsetting the increased cost of additions to our staff by eliminating redundant positions.

        Ratios.    Our combined ratio for the year ended December 31, 2002 was 90.0%, compared to 92.7% for the year ended December 31, 2001. As explained above, our loss ratio for the year ended December 31, 2002 increased to 68.9% from 60.0% for the year ended December 31, 2001. For the year ended December 31, 2002, our expense ratio decreased to 21.1%, compared to 32.7% for the year ended December 31, 2001, primarily due to an increase in ceding commission income and the non-recurrence of expenses incurred in 2001 related to managing the run-off of the Reliant business.

        Litigation Expense.    At December 31, 2002, our consolidated statement of operations reflected a charge in the amount of $14.3 million on a pre-tax basis related to a class action that alleged improper classification of our claims adjusters. This amount reflected our estimate of the ultimate costs associated with this action at that time, which included expected class member payments, plaintiff attorney fees and other related expenses. No charges related to litigation outside of the normal course of business were recorded for the year ended December 31, 2001.

        Interest Expense.    Interest expense for the year ended December 31, 2002 was $4.6 million, compared to $9.0 million for the year ended December 31, 2001. The decrease was the result of a decrease in average outstanding borrowings from $98.1 million to $81.1 million for the year ended December 31, 2002 compared to year ended December 31, 2001, in addition to a decrease in the applicable interest rate.

        Goodwill Amortization.    Goodwill amortization expense was zero in 2002, as a result of adopting SFAS No. 142, whereas goodwill was amortized prior to 2002 and was $2.7 million in 2001.

        Income Taxes.    Income taxes for the year ended December 31, 2002 were $5.3 million, an effective tax rate of 31.5% when measured as a percentage of income before income taxes, as compared to $3.8 million, or an effective tax rate of 35.2% for the same period in 2001. Our effective tax rate decreased in 2002 primarily as a result of a lower state tax paid due to of the $14.3 million charge related to the aforementioned class action lawsuit.

Twelve Months Ended December 31, 2001 compared to Twelve Months Ended December 31, 2000

  Revenues

        Gross Premiums Written.    Gross premiums written for the year ended December 31, 2001 were $316.6 million, compared to $230.6 million for the same period in 2000, which represents an increase of 37.3%. The Reliant acquisition, which closed in April 2001, accounted for $59.2 million of the increase. The remainder of the increase was due to growth in the average premium per policy on the rest of our business, offset by a decrease in policies-in-force exclusive of the Reliant acquisition, from 245,979 policies-in-force at December 31, 2000 to 218,896 at December 31, 2001. The decrease in policies-in-force resulted from an increase in the average premium rate charged and tightening of underwriting standards during 2001.

        Net Premiums Written.    Net premiums written for the year ended December 31, 2001 were $133.3 million, compared to $142.2 million for the year ended December 31, 2000, a 6.4% decrease. The decrease was attributable to an increase in ceded premiums, which more than offset the growth in gross premiums written noted above.

        Net Premiums Earned.    Net premiums earned for the year ended December 31, 2001 were $158.6 million, compared to $185.7 million for the year ended December 31, 2000, a decrease of 14.6%. The decrease in net premiums earned was attributable to the quota share reinsurance agreements that we entered into, the first of which was effective January 1, 2000, whereby 25% of the premium related to all policies incepted during 2000 and 50% of the premium related to all policies incepted in 2001 were ceded to reinsurers. This treaty covered written premiums in the states where we were doing business prior to the acquisition. The second contract was effective April 1, 2001, whereby 80% of the business written by Reliant was ceded to two reinsurers.

        Net Investment Income.    Net investment income, excluding realized gains and losses, for the year ended December 31, 2001, was $6.4 million compared to $7.9 million for the year ended December 31, 2000. The decrease was the result of a higher level of invested assets, offset by a decline in the weighted average pre-tax equivalent yield earned on our fixed income portfolio. The pre-tax equivalent yield on the holdings in our portfolio was 6.05% at December 31, 2001, compared to 6.34% at December 31, 2000.

        Policy Service Fee Revenues.    Policy service fee revenues were $36.1 million for the year ended December 31, 2001, compared to $32.8 million for the year ended December 31, 2001, an increase of 10.1%. The increase in policy service fee revenues was attributable to growth in policies-in-force, as fees are charged on a per-policy basis.

  Costs and Expenses

        Losses and Loss Adjustment Expenses.    Losses and loss adjustment expenses decreased to $128.9 million from $167.2 million, a 22.9% decrease, for the year ended December 31, 2001, compared to the year ended December 31, 2000. Our loss ratio for the year ended December 31, 2001 was 60.0%, and includes additions for prior years of $17.3 million, or 8.1 points, compared to 76.3% for the year ended December 31, 2000. The 2001 loss ratio included 5.6 points of benefit from the outsourcing servicing fees relating to the run-off of the Reliant business. The majority of the balance of improvement in the 2001 loss ratio related to our estimate of the benefits we expected from policy rate increases and underwriting improvements we made in our business. Based on the loss and loss adjustment expense reserve development we experienced in 2002, the actual benefits we received from these improvements were less than expected.

        Commissions and Other Underwriting Expenses.    Commissions and other underwriting expenses decreased to $50.3 million from $64.3 million for the year ended December 31, 2001 compared to the year ended December 31, 2000, a 27.8% decrease. The decrease was caused by an increase in ceding commission income earned under our quota share reinsurance agreements for the year ended December 31, 2001, as compared to the prior year. Our ceding commission income increased because we increased the percentage of our premiums ceded to our reinsurers.

        Other Operating and General Expenses.    Other operating and general expenses were $19.9 million for the year ended December 31, 2001 compared to $13.8 million for the year ended December 31, 2000 an increase of 30.7%. The increase in other operating and general expenses was primarily the result of recording nine months of operating expenses associated with the Reliant acquisition in 2001.

        Ratios.    Our combined ratio for the year ended December 31, 2001 was 92.7%, compared to 111.9% for the year ended December 31, 2000. Our loss ratio for the year ended December 31, 2001 decreased to 60.0% from 76.3% for the year ended December 31, 2000, as explained above. For the year ended December 31, 2001, our expense ratio decreased to 32.7% from 35.6% for the year ended December 31, 2000. The decrease was due to an increase in ceding commission income relative to our net premiums earned and an increase in policy service fee revenues relative to our expenses.

        Interest Expense.    Interest expense for the year ended December 31, 2001 was $9.0 million, compared to $10.7 million for the year ended December 31, 2000, a decrease of 15.9%. The decrease was the result of a decrease in average outstanding borrowings to $98.1 million from $108.1 million for the year ended December 31, 2001, compared to the same period in 2000, in addition to a decrease in the applicable interest rate.

        Income Taxes.    Income taxes for the year ended December 31, 2001 were $3.8 million, or an effective tax rate of 35.2% when measured as a percentage of income before income taxes as compared to a tax benefit of $10.7 million, or an effective tax benefit of 33.3% for the year ended December 31, 2000 as a result of our net operating losses.

Liquidity and Capital Resources

        We are organized as a holding company with all of our operations being conducted by our insurance subsidiaries, which underwrite the risks associated with our insurance policies, and our non-insurance subsidiaries, which provide our policyholders and our insurance subsidiaries a variety of services related to the insurance policies we provide. We have continuing cash needs for the payment of principal and interest on borrowings, dividends, taxes and administrative expenses. These ongoing obligations are funded with dividends from our non-insurance subsidiaries and taxes are paid by each subsidiary through an inter-company tax allocation agreement.

        There are no restrictions on the payment of dividends by our non-insurance subsidiaries other than customary state corporation laws regarding solvency. Dividends from our insurance subsidiaries are subject to restrictions relating to statutory surplus and earnings. See "Regulatory Matters." As of September 30, 2003, our insurance subsidiaries could not pay dividends without seeking regulatory approval. Our insurance subsidiaries have not paid any dividends since 1999, which has not impacted our ability to meet our obligations. In addition, we do not anticipate that our insurance subsidiaries will pay dividends in the foreseeable future because we wish to reduce our reinsurance purchases in order to retain more of the gross premiums written we generate and seek stronger financial strength ratings for our insurance subsidiaries, both of which require that the capital of our insurance subsidiaries be increased. Because our non-insurance subsidiaries generate revenues, profits and net cash flows that are generally unrestricted as to their availability for the payment of dividends, we expect to use those revenues to service all of our corporate financial obligations, such as debt service and stockholder dividends, if declared.

        Our insurance subsidiaries' primary sources of funds are premiums received, investment income and proceeds from the sale and redemption of investment securities. Our non-insurance subsidiaries' primary source of funds are policy service fee revenues. Our subsidiaries use funds to pay claims and operating expenses, make payments under the tax allocation agreement, purchase investments and pay dividends to us.

        Net cash provided by (used in) operating activities was $42.9 million, $(1.3) million and $(12.5) million for the years ended December 31, 2002, 2001 and 2000, respectively, and $28.8 million and $32.4 million for the first nine months of 2003 and 2002, respectively. The increase in cash flow generated from operations from 2001 to 2002 resulted from the improvement in the underlying business. Cash flow from operations for the first nine months of 2003, as compared to the first nine months of 2002, decreased slightly as the result of an increase in ceded reinsurance expense in 2003 and litigation expenses paid to resolve certain class action lawsuits.

        Net cash provided by (used in) investment activities amounted to $(30.7) million, $11.4 million and $27.5 million for the years ended December 31, 2002, 2001 and 2000, respectively, and $(22.9) million and $(28.1) million for the nine months ended September 30, 2003 and 2002, respectively, and was used principally to purchase fixed income securities. The increase in cash used in investment activities from 2000 to 2002 resulted from the improved cash flow from operations as noted above. The decrease in cash used in investment activities during the first nine months of 2003, as compared to the first nine months of 2002, is the result of the decrease in the cash flow from operations noted above.

        Net cash provided by (used in) financing activities, principally debt repayments, was $(15.1) million, $(12.2) million and $(11.9) million for the years ended December 31, 2002, 2001 and 2000, respectively, and $10.0 million and $(10.1) million for the nine months ended September 30, 2003 and 2002, respectively.

        We paid no federal income taxes during the years ended December 31, 2002, 2001 and 2000 as a result of a $30.1 million loss reported on our federal consolidated income tax return for the year ended December 31, 2000. The loss reported in 2000, as allowed under the Internal Revenue Code, was carried forward, applied against and completely offset our consolidated taxable income reported for the years 2001 and 2002, resulting in no federal income taxes being due for those years.

        We entered into a credit facility on July 10, 1998. The credit agreement consists of three term loans, a revolving credit line and borrowings on same-day notice ("swing line") loans. The interest rate we pay fluctuates in accordance with changes in LIBOR. The revolving credit line is limited to $55.0 million and the swing line is limited to $10.0 million. We had no borrowings on the swing line or the revolving credit line during the years ended December 31, 2002, 2001 and 2000. We borrowed

$10.0 million on the revolving credit line on August 12, 2003. The maximum spread over LIBOR is 2.75%. The following is a schedule of the maturities of these loans at December 31, 2002:

Maturity	Year Ending December 31, 2002
(in millions)
2003	$—
2004	—
2005	6.4
2006	32.9
2007	32.2

Total	$71.5

        We believe that existing cash and investment balances, as well as new cash flows generated from operations are adequate to meet our future liquidity needs.

Contractual Obligations and Commitments

        The following table identifies our contractual obligations by payment due period as of December 31, 2002.

	2003	2004	2005	2006	2007	2008 or Later	Total
	(in millions)
Long Term Debt Obligations	$—	$—	$6.4	$32.9	$32.2	$—	$71.5
Operating Leases	6.2	5.3	2.6	2.0	1.5	7.5	25.1

Total Contractual Obligations	6.2	5.3	9.0	34.9	33.7	7.5	96.6

Quantitative and Qualitative Disclosures about Market Risk

        We believe that we are principally exposed to two types of market risk: interest rate risk and credit risk.

Interest Rate Risk

        Investments.    Our investment portfolio consists primarily of debt securities, all of which are classified as available for sale. Accordingly, the primary market risk exposure to our debt securities portfolio is interest rate risk, which we strive to limit by managing duration to a defined range of three to four years and laddering or utilizing an even distribution in the maturities of the securities we purchase to achieve our duration target. Interest rate risk includes the risk from movements in the underlying market rate and in the credit spread of the respective sectors of the debt securities held in our portfolio. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates. As interest rates rise, the market value of our fixed-income portfolio falls, and the converse is also true. We expect to manage interest rate risk by selecting investments with characteristics such as duration, yield and liquidity tailored to the anticipated cash outflow characteristics of our liabilities. The effective duration of the portfolio as of September 30, 2003 was 3.59 years. Should market interest rates increase 1.0%, our fixed income portfolio would be expected to decline in market value by $6.1 million, or 3.6%. Conversely, a 1.0% decline in interest rates would result in a $5.7 million, or 3.3%, appreciation in the market value of our fixed income portfolio. These market value changes are a result of the effective duration of the portfolio, as well as the slightly negative convexity of the portfolio.

        Credit Facility.    Our exposure to market risk for changes in interest rates also relates to the interest expense of variable rate debt under a bank credit agreement that we entered into on July 10, 1998. The credit agreement is a floating rate borrowing facility and the interest rate we pay increases or decreases with the changes in interest rates, specifically LIBOR. Based on our borrowings under the floating rate credit agreement at September 30, 2003, a 10% change in market interest rates would increase our annual net interest expense by approximately $124,000.

Credit Risk

        Investments.    An additional exposure to our debt securities portfolio is credit risk. We attempt to manage our credit risk through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines. Our investment guidelines include limitations on the minimum rating of debt securities in our investment portfolio, as well as restrictions on investments in debt securities of a single issuer. With the exception of two immaterial preferred stock positions which were sold for a small gain in October 2003, all of the debt securities in our portfolio were rated investment grade by the National Association of Insurance Commissioners, or the NAIC, and Standard & Poor's as of September 30, 2003.

        Reinsurance.    We are subject to credit risks with respect to our reinsurers. Although our reinsurers are liable to us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance agreements do not limit our ultimate obligations to pay claims to policyholders and we may not recover claims made to our reinsurers. Our reinsurers are rated from "A-" to "A++" by A.M. Best.

Effects of Inflation

        We do not believe that inflation has had a material effect on our results of operations, except insofar as inflation may affect interest rates and claim costs. The effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled. In addition to general price inflation, we are exposed to a persisting long-term upwards trend in the cost of judicial awards for damages. We make every effort to take this into account in our pricing and establishing loss and loss adjustment expense reserves.

BUSINESS

Overview

        We are a fast-growing provider of non-standard private passenger automobile insurance and related services. Non-standard automobile insurance provides coverage to drivers who find it difficult to purchase standard automobile insurance as a result of a number of factors, including their driving record, vehicle, age or claims history, or because they have limited financial resources. Typically, these drivers purchase minimal levels of insurance coverage in order to comply with state-mandated financial responsibility laws. Non-standard automobile insurance policies generally require higher premiums than standard or preferred automobile insurance policies for comparable coverage.

        Our insurance subsidiaries offer insurance coverage exclusively through a network of approximately 4,300 independent agents and brokers, some of whom operate from multiple locations. We are licensed to provide insurance in 35 states and the District of Columbia, though we focus our resources in 17 states that we believe provide significant opportunity for profitable growth. Our markets include California, Florida and Texas, the three largest non-standard automobile insurance markets in the United States. Together, these three states accounted for 76.9% of our gross premiums written for the nine months ended September 30, 2003. Within the next 12 months, we intend to expand into five additional states. We believe this expansion will provide us with further profitable growth opportunities.

        Our non-insurance subsidiaries provide our policyholders a variety of services, including policy servicing and installment payment plans. For these services, we receive separate non-insurance fees, which provide additional revenues of approximately 10% of the premiums we collect.

Our Competitive Strengths

        We believe that the following competitive strengths will enable us to take advantage of market opportunities in the non-standard automobile insurance industry:

  •
  Focus on Non-Standard Automobile Insurance. We provide only non-standard automobile insurance and related services. We believe this focus allows us to adopt strategies, pursue objectives and develop products with features that better address the demands of non-standard customers. Our singular market focus differentiates us from many of our competitors and has helped us to become one of the fastest growing providers of non-standard automobile insurance in the United States.

  •
  Sophisticated Information Systems. We believe our highly sophisticated information systems give us the ability to identify and capitalize on profitable opportunities in our markets and enhance our relationships with our policyholders and producers. We have developed a proprietary data warehouse that allows us to analyze over one billion data points on a real-time basis. This comprehensive analysis permits us to better identify profitable segments and to respond or act quickly with changes in our pricing, product structures and underwriting guidelines, when appropriate. We have also developed a claims administration system that provides our staff with complete, real-time claims handling capabilities at each desktop in all of our claims offices. This allows us to investigate and resolve claims promptly, which reduces our overall claims costs. Our internal timing goals for contacting claimants, inspecting damaged vehicles and resolving valid claims are significantly quicker than regulatory requirements. Finally, we are in the process of implementing OneStep, a new online point-of-sale application system, which we believe will reduce policy servicing costs and improve policyholder and producer satisfaction. We believe our systems are unique for a company of our size and are scalable to support our continued growth. We expect to continue to make strategic investments in our information systems.

  •
  Risk Taking and Service Based Revenues. We operate through insurance subsidiaries, which underwrite the risks associated with our insurance policies, and non-insurance subsidiaries, which provide services to our policyholders. Our insurance subsidiaries earn risk-bearing policy premiums. Our non-insurance subsidiaries earn policy service fee revenues, including policy origination fees, which are paid at inception of the policy, and installment fees, which are paid over the course of the policy term. In the aggregate, these fees received from policyholders provide additional revenues of approximately 10% of the premiums we collect. Our policy service fee revenues have grown from $25.8 million in 1999 to $52.4 million for the nine months ended September 30, 2003. The ability of our insurance subsidiaries to pay dividends is limited by insurance laws and regulations. However, the earnings of our non-insurance subsidiaries are generally unrestricted as to their availability for the payment of dividends. As a result, our non-insurance subsidiaries' earnings are more readily available to us for the payment of stockholder dividends, as well as debt service and other holding company expenditures.

  •
  Attractive Product Structures. We have developed systems that allow us to offer our policyholders a selection of policy terms and payment plan options. We believe these plans provide flexibility to fit our policyholders' budgets and make payments for automobile insurance more manageable. Our strong controls within our billing and collections systems enable us to offer these attractive plans without sustaining significant credit losses. Our billing and collections systems are designed to ensure that we are not exposed to risks for which we have not collected a premium. As a result of our attractive policy pricing and structures, our products appeal to both non-standard customers and drivers whose driving records would qualify them for standard insurance. As of September 30, 2003, over 70% of our policyholders had no at-fault accidents on their driving records or moving violations that are chargeable under applicable state law. In addition, we offer minimum state-mandated limits of insurance coverage and, as of September 30, 2003, 90% of our policyholders elected to purchase minimum limits of bodily injury coverage, which limits our exposure to loss.

  •
  Strong Relationships with Agents and Brokers. We have created a network of highly incentivized, loyal and productive agents and brokers. We devote a considerable amount of time and resources to developing and maintaining our relationships with these producers, and we are dedicated to providing them with high-quality service and a stable presence in their markets. Our goal is to be one of the top three non-standard automobile insurance carriers based on premiums with each agent and broker with whom we do business. We believe that agents and brokers are attracted to Bristol West because of our market-focused products, competitive compensation programs, stable presence and user-friendly, sophisticated underwriting and processing systems. In addition, we offer easy-to-use proprietary software to agents and brokers that provides timely and centralized information about their customers, enhancing their ability to retain existing policyholders and providing them with more time to generate new business. In order to assess and enhance producer satisfaction, we survey our producers annually to obtain their views on our products and services. In the past, we have consistently received a very favorable overall review of our products and services. We are also continuously improving existing systems and developing new tools for our agents and brokers. This includes our newly developed OneStep application system, which we believe will increase premiums written and improve productivity and policyholder retention. In addition, we have maintained long-term relationships, averaging over 8.5 years, with our top ten producers, as measured by premium volume for the year ended December 31, 2003.

  •
  Disciplined Claims Handling Practices. We quickly investigate and fairly resolve all valid claims, and we vigorously defend frivolous and fraudulent claims. Our claims department includes approximately 480 claims adjusters and managers. We maintain effective internal controls on our claims settlement processes, and we continuously monitor the timeliness of our response to and resolution of each reported claim. By quickly and fairly settling claims, we improve customer satisfaction while lowering our costs, such as vehicle storage and rental charges. In addition, we employ 20 in-house attorneys to defend against frivolous claims. To reduce our losses related to fraud, we maintain a special investigation unit that investigates suspicious or complex cases.

  •
  Management Experience and Incentive to Maximize Stockholder Value. Our strong premium growth and improved profitability in 2003 are due largely to operational improvements implemented by our new senior management team, which joined us beginning in September 2000. Members of our senior management team have an average of 18 years experience in the property and casualty insurance industry. In addition, our management employees own stock in our company and receive a significant portion of their incentive compensation in the form of stock options. Our chief executive officer, James R. Fisher, has notified the underwriters that he intends to purchase up to 50,000 shares in this offering.

Our Strategies

        We intend to continue our profitable growth by focusing on the following strategies:

  •
  Maintain Disciplined Pricing and Product Design. We are committed to establishing policy rates that properly charge for the risk and exposure we are underwriting. We evaluate risk and exposure by a number of variables, including, but not limited to, vehicle type, driver age, driving record, type of coverage, miles driven and policy limits. Using our proprietary actuarial pricing technology that analyzes both our own and industry trends, we continuously evaluate and modify our policy rates in order to maintain an acceptable level of underwriting profitability on each risk we insure. Accordingly, we price our products to maintain our margins and structure payment plans to meet our policyholders' needs while limiting our credit risk.

  •
  Implement New Online Point-of-Sale Application System. We are implementing OneStep, a new online point-of-sale application system. We have an exclusive license to use this software in the non-standard automobile insurance industry through September 2008. We believe OneStep will create a competitive advantage for us by reducing policy servicing costs, improving customer satisfaction and reducing cancellations associated with "uprates." An uprate occurs when, after a customer's application is processed, the initially quoted rate increases due to the discovery of new facts not disclosed on the application, such as an accident or traffic violation. With the applicant's consent, OneStep accesses the applicant's driving records and other verifiable underwriting data in order to instantly generate a firm price. It then produces all required documents, such as the policy, identification cards and policy declaration page, to complete the sale within minutes. We have rolled out OneStep in South Carolina. We expect to deploy OneStep in California, our largest market, in the first six months of 2004, and in other states thereafter.

  •
  Develop and Maintain Strong Policyholder and Producer Relationships. We believe each sale entails two customers, the policyholder and the producer, and we strive to maintain positive relationships with both of them. In addition to providing attractively structured and priced products, we strive to provide superior policy and claims service. To achieve this goal, we closely monitor service levels, such as response times in our call centers and processing times for both claims and policy administration. Our outstanding service is exemplified by the recent performance of our claims department. For the three months ended September 30, 2003, our staff responded to 81% of claims within 24 hours of notification and inspected 66% of damaged vehicles within 72 hours of notification. In addition, our producer management process enables us to focus our resources on servicing our more motivated and productive agents and brokers. Our marketing department regularly visits and works closely with our agents and brokers in order to keep them up to date on our products and to gather data about industry trends.

  •
  Closely Monitor Distribution. Our producer management process involves weekly, monthly and quarterly data analysis, which we use to monitor various aspects of a producer's business conduct, including adherence to our underwriting policies and procedures and the profitability of the producer's business with us. We evaluate each producer on numerous key factors, including the following:

    •
    loss experience on their business with us;

    •
    adherence to our underwriting guidelines;

    •
    frequency of uprates;

    •
    compliance with our application processing guidelines; and

    •
    premium volume.

    We may suspend or terminate our relationship with producers who fail to meet our standards or we may agree on a mutually acceptable action plan, which, if met, will allow the producer to continue to sell our products.

  •
  Selectively Expand our Geographic Presence. Through our sophisticated modeling and analysis, we assess potential new markets in which to expand our operations, focusing on market size and the competitive, legal and regulatory environments. Based on the results of our analysis, we have identified five additional states that we believe will provide further profitable growth opportunities, and we intend to expand into those states in 2004.

  •
  Maintain an Efficient and Effective Operating Structure. We are continually engaged in various efforts to improve our profitability by focusing on key operational initiatives, including:

  •
  continuously analyzing customer and market profitability and adjusting our policy rates and terms to maximize profitability; and

  •
  focusing on systems consolidation and automation designed to eliminate redundancies and achieve greater operational efficiencies, which drive down the total cost of service.

The Non-Standard Automobile Insurance Industry

        Non-standard automobile insurance provides coverage to drivers who find it difficult to purchase standard automobile insurance as a result of a number of factors, including their driving record, vehicle, age or claims history, or because they have limited financial resources. Typically, these drivers purchase minimal levels of insurance coverage in order to comply with state-mandated financial responsibility laws. Non-standard automobile insurance policies generally require higher premiums than standard or preferred automobile insurance policies for comparable coverage. While there is no established industry-recognized demarcation between non-standard policies and all other personal passenger automobile insurance policies, we believe that non-standard auto risks generally constitute between 20% and 25% of the personal automobile insurance market, with this range fluctuating according to competitive conditions in the market. The non-standard automobile insurance market in the United States approximated $33.3 billion in premiums in 2002 according to A.M. Best.

        The personal auto insurance industry is cyclical, characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. In the late 1990s, many automobile insurers attempted to capture more business by reducing rates. We believe that these industry-wide rate reductions, combined with increased severity trends, during the period contributed to the deterioration of industry loss ratios in the years 1999 through 2001. Since that time, most of the industry, including others in the industry and us, has begun to raise rates and tighten underwriting standards. Some insurance companies have recently withdrawn from the market because of their inability to compete successfully, their impaired capital positions or because of a decrease in the availability of reinsurance.

Our Products and Services

        Policies.    We offer a wide range of coverage options to meet our policyholders' needs. Our liability-only policies generally include:

  •
  bodily injury liability coverage, which protects insureds if they are involved in accidents that cause bodily injuries to others, and also provides insureds with a defense if they are sued by others for covered damages; and

  •
  property damage liability coverage, which protects insureds if they are involved in accidents that cause damage to another's property.

Our liability-only policies in certain states may include personal injury protection coverage, which provides insureds coverage for their own injuries without regard to fault.

        In addition to the coverages described above, our policies may include, at the option of the policyholder, physical damage coverage, which includes:

  •
  collision coverage, which pays for damages to the insured's vehicle when damaged by a collision with another vehicle or object, regardless of fault; and

  •
  comprehensive coverage, which pays for damages to the insured's vehicle when damaged as a result of causes other than collision, such as vandalism, theft, wind, hail or water.

        The policies we offer in Arizona, California, Florida, Nevada and Pennsylvania are tailored to the typical non-standard customer, whose selection of an insurance policy is driven mostly by payment terms (such as low down payments and bill plans). Our experience has shown us that total policy cost, although a variable in the purchasing decision, is not as important as being able to pay on an installment basis with a low down payment. Accordingly, our products in these states are designed to be competitive by minimizing the up-front cash outlay through down payments that are lower than those required by many of our competitors. Our billing and collections systems allow us to offer these attractive payment plans while avoiding significant credit risk. We offer discounts for good driving records, proof of having purchased automobile insurance within a prescribed prior time period, vehicle safety and anti-theft equipment.

        In the other 14 states in which we operate, our policies are designed to target insureds who, due to a driving record transgression, their age, recent financial instability or the purchase of an ineligible vehicle, they are not eligible for the standard automobile insurance. We have found that the total cost of the policy is the most important consideration for these customers, so our products are structured accordingly. We offer discounts for having purchased automobile insurance within a prescribed prior time period and maintaining homeowners insurance, however, there are surcharges for traffic violations and accidents.

        Policy Services.    Our non-insurance subsidiaries provide our policyholders a variety of services for which they charge incremental fees. These fees include policy origination fees and installment fees to compensate us for the costs of providing installment payment plans. We may also charge additional fees for late payment, policy cancellation, policy rewrite and reinstatement and other reasons. These fees represent additional revenues of approximately 10% of the premiums we collect.

Distribution and Marketing

        We distribute our products through a network of approximately 4,300 independent agents or brokers, some of whom operate from multiple locations. As a result, building and maintaining strong relationships with our independent agents and brokers is a key element to our long-term success. We strive to maintain these relationships through providing our agents and brokers with high-quality service and a stable presence in their markets and through our competitive compensation programs. We also provide our producers with easy-to-use underwriting software and we offer flexible and competitively priced product installment billing plans and superior service to our customers, making us highly attractive to insureds, agents and brokers. We have a goal of being one of the top three non-standard automobile insurance carriers based on premiums with each agent and broker with whom we do business.

  Geographic Distribution

        We have licenses to provide insurance in 35 states and the District of Columbia, but we focus on 17 states that we believe provide significant opportunity for profitable growth based upon historical results, current market conditions and each state's legal and regulatory environment. In addition, within the next 12 months, we intend to expand our business into Alabama, Colorado, Mississippi, Oregon and Tennessee. We believe this expansion will provide us with further profitable growth opportunities.

        For the year ended December 31, 2002 our top three states represented 85.7% of our gross premiums written. The following table sets forth the distribution of our gross premiums written by state as a percent of total gross premiums written for the nine months ended September 30, 2003 and for the years ended December 31, 2002, 2001, 2000:

		December 31,
	September 30, 2003
		2002	2001	2000
California	63.9%	64.8%	69.5%	68.9%
Florida	11.3	13.5	13.5	12.6
Michigan	7.0	7.4	6.2	0.0
Georgia	3.4	2.3	1.6	0.0
Pennsylvania	2.2	1.8	2.3	0.0
South Carolina	2.0	1.2	0.3	0.0
Texas	1.7	2.7	2.9	5.1
Maine	1.7	1.0	0.3	0.0
Indiana	1.4	1.4	1.3	0.0
Virginia	1.1	0.7	0.3	0.0
All other states	4.3	3.2	1.8	13.4

	100.0%	100.0%	100.0%	100.0%

  Major Producers

        Our top ten producers, as measured by premium volume, accounted for 33.7% and 33.3% of our gross premiums written for the nine months ended September 30, 2003 and for the twelve months ended December 31, 2002, respectively. For the nine months ended September 30, 2003, our top three producers accounted for 23.5% of our gross premiums written, with our single largest producer accounting for 15.2%. No other single producer accounted for more than 10% of our gross premiums written. Although we believe that our relationships with our major producers are good, we do not have long-term contracts with any of them.

  Relationships with Agents and Brokers

        We have created a network of highly incentivized, loyal and productive agents and brokers. We devote a considerable amount of time and resources to developing and maintaining our relationships with these producers, and we are dedicated to providing them with high-quality service and a stable presence in their markets.

        To improve existing underwriting processes and develop new tools to enhance our agents' and brokers' productivity and retention rates, we have created two separate producer advisory boards. One is comprised of principals from our top brokers in California and the other consists of 13 principals who represent all of the other states in which we currently conduct business. The producer advisory boards represent a broad cross-section of our agents and brokers. Through these boards, we receive input in areas where we can improve, such as technological advances, service standards and new product development. We use this information to refine our products and develop strategies to better serve the needs of our policyholders and our producers. We have found that the communication between producers and our management facilitated by the producer advisory boards has significantly improved producer loyalty and productivity.

        Our marketing department regularly visits and works closely with our agents and brokers in order to keep them up to date on our products and to gather data on industry trends. The amount of contact is directly proportional to the producer's production and potential production, with larger producers being visited by a marketing representative at least once every month. To ensure that we maximize the value of each producer communication, we develop a strategic plan for all producer visits to highlight the strengths of our company and our products. The most appealing of these strengths to our producers are our competitive compensation programs, which include incentive plans for specific products, and are emphasized by commission comparisons to our competitors. In addition, on their producer visits, our marketing professionals provide software and product updates, provide training on all underwriting tools, update our producer database and encourage the producers to quote one of our products to every customer.

        We also offer easy-to-use proprietary software to agents and brokers that provides timely and centralized information about their customers, enhancing their ability to retain existing policyholders and providing them with more time to generate new business. We are continuously improving existing systems and developing new tools for our agents and brokers. This includes our newly developed OneStep application system, which we believe will lead to an increase in gross premiums written and improve productivity and policyholder retention.

  Producer Management Process

        Our producer management process also involves weekly, monthly and quarterly data analysis, which is used to monitor various aspects of a producer's business conduct, including adherence to our underwriting policies and procedures and the profitability of the producer's business with us. We evaluate each producer on numerous key factors, including the following:

  •
  loss experience on their business with us;

  •
  violations of our underwriting guidelines;

  •
  frequency of uprates: we monitor how often the producer erroneously grants discounts or does not disclose critical underwriting information, such as an accident or traffic violation, causing the rate quoted to the customer upon application to increase upon discovery of those facts;

  •
  consistently submitting manual applications and failing to utilize our online underwriting software, which is not cost efficient for us;

  •
  claim timing: we will terminate our relationships with producers who we have found backdating policies to make them effective prior to the occurrence of a loss; and

  •
  premium volume: we measure our producers' business activity to identify and actively manage producers that are not consistently quoting or renewing our products and thus maintaining our relationship with them is not cost effective for us.

We may suspend or terminate our relationship with producers who fail to meet our standards or we may agree on a mutually acceptable action plan which, if met, will enable the producer to continue to sell our products. Since the introduction of this producer management process, most poor performers have been eliminated from our distribution channel, allowing us to focus our resources on servicing our more motivated and productive producers.

  Producer Compensation

        Our producer compensation programs are designed to be competitive in each market in which we operate. Commissions are paid on new and renewal business at a percentage, specified in the producer's contract, of the full term policy premium, and the full commission is paid at policy inception or renewal. Paying the full term commission up front, although creating cash flow stress on us, is highly valued by our producers. However, should a policy cancel before its termination, the producer is contractually bound to return the unearned commission to us.

        In addition to new and renewal commissions, we may, on a case-by-case basis, negotiate profit sharing agreements with our larger producers. These agreements pay the producer a percentage of a specified profit target that we earn on the business they place with us. The ratio of commissions we pay to our gross premiums written, which incorporates all of these incentives was 14.9%, 15.7% and 14.3% for the periods ended September 30, 2003, December 31, 2002 and December 31, 2001, respectively.

        We believe that agents and brokers are attracted to Bristol West because of our market-focused products, competitive compensation programs, stable presence and user-friendly, sophisticated underwriting and processing systems. Our efforts, including product design and pricing, utilization of technology and our producer compensation programs, are designed to develop highly incentivized and loyal producers.

Underwriting and Pricing

        We strive to closely control the underwriting standards for our products. We are committed to establishing policy rates that properly charge for the risk and exposure we are underwriting. We establish policy rates utilizing a variety of factors, including, but not limited to, vehicle type, driver age, driving record, type of coverage, miles driven and policy limits. Using our proprietary actuarial pricing technology that analyzes both our own and industry trends, we continuously evaluate and modify our policy rates in order to maintain an acceptable level of underwriting profitability on each risk we insure. Accordingly, we price our products to maintain our margins and structure payment plans to meet our policyholders' needs while limiting our credit risk.

        We maintain an extensive proprietary database, which contains statistical records with respect to our insureds, including the insured's rating classification, motor vehicle records, miles driven, years licensed, loss experience by zip code and type of automobile. Using this database, our actuarial and product managers are able to produce a wide range of analytical reports and analyses, which enable us to identify opportunities in each market through better risk selection or segmentation. The database allows us to analyze over one billion data points related to historical premium and loss data on a real-time basis in order to identify trends by product, customer type and region. This analysis permits us to respond or act quickly with changes in our pricing, product structures and underwriting guidelines, when appropriate.

        In addition, we have product managers for each state in which we operate or that we are considering entering. Each state product manager reports to one of our two national product managers who in turn report to our Senior Vice President—Actuarial/Product. Each state manager is responsible for monitoring our competitive position and profitability. They interface with our pricing actuaries, marketing department and senior staff to develop or alter our product and pricing strategies.

Claims Handling

        Our claims department includes approximately 480 claims adjusters and managers and handles claims from 13 offices around the country. Each claims office has an assigned geographic service area, but has the flexibility to handle claims from other areas as workloads and available staff dictate.

        To improve our customer service, beginning in the second quarter of 2003, we established a toll-free access number that allows policyholders to report claims 24 hours a day, seven days a week. Our policy is to contact all parties involved in an accident within 24 hours of our receiving notification. We require our claims managers to review all new claims within 24 hours of our receiving notification and to provide specific instructions to the adjuster receiving the assignment. Assignments are determined based upon the known facts of the claim and the experience level of the adjuster; the more difficult the claim, the more experienced the adjuster receiving the assignment will be.

        Once contact is established, arrangements are made to have the vehicles appraised as soon as possible. Our minimum service level goal is to have at least 60% of all claims for damaged property inspected within 72 hours. There are three methods for appraising a damaged vehicle:

  •
  Drive-in assignments. Policyholders take their vehicles to various body shops or one of our local offices and have their damages appraised by our field appraisers.

  •
  Field assignments. Our field appraisers arrange to see the vehicle at the policyholder's home, workplace, body shop of choice or other location.

  •
  Independent appraiser assignments. Third-party vendors that we hire inspect the damaged vehicle in an area we do not staff or when claim volume warrants outside assistance. All of these estimates are reviewed and approved for payment by our claims adjusters.

        Our staff currently investigates virtually all claims, with a small percentage of physical damage claims handled by independent appraisers. We utilize our sophisticated information technology systems to monitor settlement practices by both our in-house staff and third-party vendors. We focus on resolving claims promptly, and we resist frivolous and fraudulent claims vigorously. We employ 20 in-house attorneys. Most of the lawsuits brought against our insureds are defended by our in-house legal staff. Our claims department is supported by a special investigation unit, with 32 employees deployed nationwide to control costs through fraud mitigation and to ensure our compliance with certain anti-fraud regulations. Our special investigation unit works with a sophisticated anti-fraud database that identifies suspicious losses. We also have a claim quality control group comprised of experienced claims professionals who monitor our claims files on a real-time basis, providing assistance when issues arise, as well as training and mentoring our adjusters to improve the effectiveness of our claims handling capabilities. In addition, we conduct internal audits of our claim handling, focusing on procedures, financial controls, data integrity and regulatory compliance to further improve our processes.

Technology

        In order to provide our policyholders and producers with superior service and realize profitable growth, we have substantially upgraded our information technology capabilities in recent years. Our goal is to continue to make strategic investments in technology in order to develop sophisticated tools that enhance our customer service, product management and data analysis capabilities. Examples of our investments in technology, which we believe are unique for a company of our size and differentiate us from our competitors, include:

        Data Warehouse.    We establish premium rates utilizing a variety of factors. In order to more precisely underwrite and price our products, we maintain an extensive proprietary database, which contains statistical records with respect to our insureds, which includes, among other data, the insured's rating classification, motor vehicle records, miles driven, years licensed, loss experience by zip code and type of automobile. This custom-designed data warehouse application, named SOON, provides our actuarial and product managers with the ability to produce a wide range of analytical reports and analyses in real time. SOON provides detailed loss reserve information by the quarter in which the accident occurs across all product lines and by type of coverage and real-time monitoring of key assumptions made in our loss reserve analysis. More importantly, SOON allows for the analysis of over one billion data variables related to historical premium and loss data, allowing for additional segmentation and analysis by our product managers. SOON enables us to identify trends emerging in our business and to respond with indicated prices, product or underwriting changes.

        Claims Administration.    CUDA, our in-house claims administration system, helps us to investigate and resolve promptly all valid claims by enabling complete, real-time claims handling at each desktop in all claims offices. The system maintains all notes, diaries and related party information on each claim and provides automated on-line management reports on the number of outstanding claims and service levels. CUDA also provides an important financial control, as claims checks are issued directly from the system in accordance with our internal control procedures regarding payment levels of authority for each adjuster. In addition, CUDA automatically generates and maintains loss and loss adjustment expense reserves.

        OneStep.    We are implementing OneStep, a new online point-of-sale application system. We have an exclusive license to use this software in the non-standard automobile insurance industry through September 2008. OneStep provides fast and accurate quotes by using automated underwriting technology and by accessing third-party information, including an applicant's driving record, accident history and, where permitted by law, credit reports. This automated process reduces the frequency of the industry-wide problem of uprates that may occur when an application is incomplete or inaccurate, and allows for all required documents, such as the policy, the identification cards and the policy declaration page, to be delivered to the customer within minutes. We believe the reduction of uprates will improve new policy generation and retention rates and reduce write-offs for billed but uncollectible uprated premiums. We have rolled out OneStep in South Carolina. We expect to deploy OneStep in California, our largest market, in the first six months of 2004, and in other states thereafter.

        BWProducers.com.    To help improve the productivity and retention rates of our brokers and agents, we developed this website which provides our producers with complete access to all information about their Bristol West policyholders, including billing information, policy status, cancellations and installments. This access to timely and centralized information gives our producers the ability to better manage their business and increase their retention rates.

Loss and Loss Adjustment Expense Reserves

        Automobile accidents generally result in insurance companies paying settlements resulting from physical damage to an automobile or other property and an injury to a person. Because our insureds typically notify us immediately after an accident has occurred, our ultimate liability on our policies becomes fairly apparent in a relatively short period of time. However, months and sometimes years may elapse between the occurrence of an accident, reporting of the accident to us and payment of the claim. We record a liability for estimates of losses and loss adjustment expenses that will be paid on accidents reported to us and we estimate and record a liability for accidents that have occurred but have not been reported to us, which we refer to as incurred but not reported loss and loss adjustment expense reserves.

        Loss and loss adjustment expense reserves are estimated by our actuaries using statistical analyses and after careful consideration of trends in claim severity, claim frequency, inflation, historical claims, settlement patterns, legislative activity and other factors. Our actuaries rely heavily on historical loss experience when determining loss reserve levels on the assumption that past loss experience is a good indicator of future loss experience. When necessary, and as new experience develops or new information becomes known, our estimates are revised accordingly.

        As of September 30, 2003, we had $199.1 million of gross loss and gross loss adjustment expense reserves and $94.4 million of loss and loss adjustment expense reserves net of reinsurance, which represented our best estimate of ultimate losses and loss adjustment expenses. Adjustments to our loss and loss adjustment expense reserves are reflected in our results of operations in the periods in which the estimates change.

        Our management believes the provision for unpaid losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date.

        An analysis of our losses and loss adjustment expenses for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000 is summarized in the following table:

		Year Ended December 31,
	Nine Months Ended September 30, 2003
		2002	2001	2000
	(in thousands)
Balance as of beginning of year	$157,416	$105,993	$81,481	$65,001
Less: Reinsurance recoverable	75,136	66,904	30,132	20,827

Net balance as of beginning of year	82,280	39,089	51,349	44,174

Balance acquired as of March 31, 2001	—	—	6,093	—

Incurred related to:
Current period	146,057	172,311	111,574	160,874
Prior period	8,002	28,185	17,313	6,328

Total incurred	154,059	200,496	128,887	167,202

Paid related to:
Current period	78,765	106,435	84,134	116,796
Prior period	63,141	50,870	63,106	43,231

Total paid	141,906	157,305	147,240	160,027

Net balance at end of period	94,433	82,280	39,089	51,349
Plus: Reinsurance recoverable	104,647	75,136	66,904	30,132

Balance at end of period	$199,080	$157,416	$105,993	$81,481

        The following table presents the development of our gross loss and loss adjustment expense reserves, net of reinsurance, for the calendar years 1992 through 2002.

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
	(in thousands)
As Originally Estimated:	$15,054	$21,735	$23,330	$26,902	$21,013	$26,593	$59,472	$44,174	$51,349	$39,089	$82,280
As Re-estimated as of December 31, 2002:	15,422	19,359	25,470	30,440	26,005	39,029	56,950	52,928	80,655	67,274	82,280
Liability Re-estimated as of:
One Year Later	16,267	19,171	24,790	27,063	24,630	44,295	55,640	50,502	68,002	67,274
Two Years Later	15,575	18,870	24,091	29,574	28,169	38,239	55,977	51,667	80,655
Three Years Later	15,240	18,784	24,962	31,326	25,520	38,368	56,602	52,928
Four Years Later	15,103	19,097	25,538	30,106	25,662	38,943	56,950
Five Years Later	15,286	19,219	25,079	30,108	26,089	39,029
Six Years Later	15,275	19,119	25,099	30,473	26,005
Seven Years Later	15,224	19,089	25,382	30,440
Eight Years Later	15,169	19,353	25,470
Nine Years Later	15,428	19,359
Ten Years Later	15,422
Cumulative Deficiency (Redundancy)	368	(2,376)	2,140	3,538	4,992	12,436	(2,522)	8,754	29,306	28,185
Cumulative Amounts Paid as of:
One Year Later	9,413	12,476	16,649	19,823	18,069	27,371	51,201	42,410	61,891	50,870
Two Years Later	13,232	16,587	21,589	26,741	23,520	36,674	56,448	50,016	75,642
Three Years Later	14,571	18,182	23,767	28,904	25,189	38,320	57,101	51,839
Four Years Later	14,980	18,829	24,553	29,834	25,653	38,808	57,046
Five Years Later	15,241	19,021	25,049	30,130	25,850	38,945
Six Years Later	15,234	19,153	25,165	30,351	25,872
Seven Years Later	15,249	19,176	25,365	30,345
Eight Years Later	15,257	19,351	25,342
Nine Years Later	15,443	19,340
Ten Years Later	15,433

        The following table presents the above table of our gross loss and loss adjustment expense reserves, net of reinsurance, for the calendar years 1992 through 2002, as a percentage of the initially estimated liability.

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Liability Re-estimated as of:
One Year Later	108%	88%	106%	101%	117%	167%	94%	114%	132%	172%
Two Years Later	103%	87%	103%	110%	134%	144%	94%	117%	157%
Three Years Later	101%	86%	107%	116%	121%	144%	95%	120%
Four Years Later	100%	88%	109%	112%	122%	146%	96%
Five Years Later	102%	88%	107%	112%	124%	147%
Six Years Later	101%	88%	108%	113%	124%
Seven Years Later	101%	88%	109%	113%
Eight Years Later	101%	89%	109%
Nine Years Later	102%	89%
Ten Years Later	102%
Cumulative Deficiency (Redundancy)	2%	(11)%	9%	13%	24%	47%	(4)%	20%	57%	72%
Net Loss and Loss Adjustment Cumulative Paid as a Percentage of Initially Estimated Liability
Cumulative Amounts Paid as of:
One Year Later	63%	57%	71%	74%	86%	103%	86%	96%	121%	130%
Two Years Later	88%	76%	93%	99%	112%	138%	95%	113%	147%
Three Years Later	97%	84%	102%	107%	120%	144%	96%	117%
Four Years Later	100%	87%	105%	111%	122%	146%	96%
Five Years Later	101%	88%	107%	112%	123%	146%
Six Years Later	101%	88%	108%	113%	123%
Seven Years Later	101%	88%	109%	113%
Eight Years Later	101%	89%	109%
Nine Years Later	103%	89%
Ten Years Later	103%

        The unfavorable development in our reserves for losses and loss adjustment expenses is due to a number of factors. The reorganization of the claims department in 2000 resulted in an unanticipated increase in the average cost per closed claim and the number of claims primarily in California and Florida in 2000, 2001 and 2002. In addition, rate reductions in California between June 1998 and July 1999 and a poorly structured and priced product in Texas that we began offering in the first quarter of 1999 and discontinued in August 2002 also led to unfavorable development in reserves for unpaid losses and loss adjustment expenses.

        In the second quarter of 2002, we hired a new chief actuary. Since that time, we believe that we have made significant improvements in our actuarial processes. We began analyzing loss and loss adjustment expense trends by reviewing statistics that grouped accidents by the quarter in which the accident occurred instead of the year in which it occurred. By analyzing accident statistics on a quarterly date of loss method, we believe that we are able to identify loss trends earlier and can react sooner by updating our estimate of losses and loss adjustment expenses much earlier than the previous method allowed. In addition, we moved from a manual spreadsheet environment to an automated approach in the fourth quarter of 2002, utilizing a data warehouse we developed. The systematized or automated creation of loss and loss adjustment expense statistics enables our actuaries to more finely segment their analysis than was previously possible under a manual spreadsheet approach. By reviewing our loss and loss adjustment expense reserves at such a detailed level, we have the ability to identify and measure variances in loss trends by state, product and line coverage that would not otherwise be identifiable in performing a review at an aggregate level.

        In April 2003, we started tracking the emergence of all loss statistics by state, program, coverage and accident quarter on a daily basis. Our actuaries analyze these statistics using a web-based interface that compares the actual emergence of loss related statistics to amounts expected to emerge given the assumptions made in the previous quarter's loss and loss adjustment expense reserve review. We use detailed mathematical models that are constantly being refined to reduce the variability of our estimates of loss and loss adjustment expense reserves. Additionally, in August 2003, we developed an Oracle-based data warehouse, which produces fully developed loss ratios by each premium rate variable used to determine the premium charged. In addition to the sophistication with which we price our products, this also improves the insight of our actuaries in analyzing loss emergence relative to their initial pricing and product design assumptions. Our actuarial department reviews the results of numerous different estimation methods, including paid loss data, incurred loss data, and frequency (number of losses per vehicle) and severity (dollars of loss per each claim), to determine the best estimate of incurred losses that includes loss and loss adjustment expense reserves. If there is a significant variation in the results generated by the different actuarial methodologies, our actuaries will further analyze the data using additional techniques, such as analyzing individual claims to determine which method has the greatest amount of credibility in their professional opinion in order to establish their best estimate.

        Based on these actions, we believe that we have addressed the issues related to unfavorable development of our loss and loss adjustment expense reserves, and that the liabilities that we have recorded for losses and loss adjustment expenses are adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date.

        The following table is a reconciliation of our net liability to our gross liability for losses and loss adjustment expenses.

	1992	1993		1994	1995	1996	1997	1998		1999	2000	2001	2002
	(dollars in thousands)
As originally estimated:
Net liability shown above	$15,054	$21,735		$23,330	$26,902	$21,013	$26,593	$59,472		$44,174	$51,349	$39,089	$82,280
Add reinsurance recoverables	17,526	19,650		19,379	21,635	20,541	33,762	12,795		20,827	30,132	66,904	75,136
Gross liability	32,580	41,385		42,709	48,537	41,554	60,355	72,267		65,001	81,481	105,993	157,416
As re-estimated at December 31, 2002:
Net liability shown above	15,422	19,359		25,470	30,440	26,005	39,029	56,950		52,928	80,655	67,275
Add reinsurance recoverables	17,073	16,383		19,405	21,171	23,392	22,881	10,462		22,144	40,497	70,637
Gross liability	32,495	35,472		44,875	51,611	49,397	61,910	67,412		75,072	121,152	137,912
Gross cumulative deficiency/(redundancy)	(85)	(5,913)		2,166	3,074	7,843	1,555	(4,855)		10,071	39,671	31,919
Gross cumulative deficiency/(redundancy) as a percent of originally estimated gross liability	0%	(14%	)	5%	6%	19%	3%	(7%	)	15%	49%	30%

Investments

        We had total cash, cash equivalents and invested assets of $171.9 million as of September 30, 2003. The following table summarizes our cash, cash equivalents and invested assets as of the dates indicated.

	Amortized Cost	Fair Value	% of Total at Fair Value
	(dollars in millions)
September 30, 2003
Debt securities, available for sale	$137.7	$142.0	82.6%
Equity securities, available for sale	1.6	1.6	0.9%
Cash and cash equivalents	28.3	28.3	16.5%

Total	$167.6	$171.9	100.0%

	Amortized Cost	Fair Value	% of Total at Fair Value
	(dollars in millions)
December 31, 2002
Debt securities, available for sale	$122.4	$127.1	$90.8%
Equity securities, available for sale	.4	.4	0.3%
Cash and cash equivalents	12.4	12.4	8.9%

Total	$135.2	$139.9	100.0%

        Investment Strategy.    We believe that our investment portfolio is highly liquid and consists of readily marketable, high quality investment-grade debt securities. We currently do not invest in common equity securities, other than our investment in OneShield, Inc. and we have no exposure to foreign currency risk. Our portfolio is managed by Hyperion Capital Management, Inc. for a fee of 12.5 basis points of assets under management, and includes all related accounting and statutory investment reporting. Our investment strategy recognizes our need to maintain capital adequate to support our insurance operations.

        Pursuant to our investment guidelines, we have formalized with our outside managers parameters under which they can invest. Our guidelines, which have been in place for three years, have established the following maximum allowable allocation by sector:

U.S. Treasury Notes	100%
U.S. Government Agencies	50%
Mortgage Backed Securities	50%
Commercial Mortgage Backed Securities	10%
Corporate Bonds	60%
Canadian Provinces	10%
Yankee bonds (excluding Canada)	10%
Asset Backed Securities	25%

        The allocation to tax-exempt securities will be based upon our tax position, which is communicated to our investment manager at least on an annual basis. The maximum allocation by issuer is based on the issuer's security's rating.

        Investment Portfolio.    Our investment portfolio consists primarily of debt securities, all of which are classified as available for sale, and are carried at fair value with unrealized gains and losses reported in our financial statements as a separate component of stockholders' equity on an after-tax basis. As of September 30, 2003, the fair value of our investment portfolio of $143.6 million included

$4.3 million in pre-tax net unrealized gains. As of December 31, 2002, the fair value of our investment portfolio of $127.5 million included $4.7 million in pre-tax net unrealized gains, as compared to $0.4 million in pre-tax net unrealized gains in 2001. The increase in net unrealized gains during 2002 was attributable to declining interest rates. We realized pre-tax net gains of $1.1 million through the nine months ended September 30, 2003. In addition, we realized pre-tax net gains of $0.3 million in 2002. Net realized gains on securities available for sale were $1.0 million in 2001. The weighted average pre-tax equivalent book yield of the portfolio was 4.61% at September 30, 2003, compared to 5.45% and 6.05% at December 31, 2002 and 2001, respectively.

        Our focus is to maximize liquidity, minimize credit risk and maximize book income, and thus our portfolio at September 30, 2003 had an average Standard & Poor's rating of "AA+" and a weighted average pre-tax equivalent book yield of 4.61%. The following table presents the composition of our investment portfolio by type of investment as of the dates indicated.

			At December 31,
	At September 30, 2003
			2002		2001		2000
	(dollars in millions)
Cash and Cash Equivalents	$28.3	16.5%	$12.4	8.9%	$15.3	13.4%	$17.4	14.0%
U.S. Government Securities	9.5	5.6%	9.3	6.7%	7.1	6.2%	0.1	0.0%
Mortgage Backed Bonds	5.3	3.1%	6.2	4.4%	4.2	3.7%	3.5	2.8%
Tax Exempt Bonds	29.6	17.2%	3.2	2.3%	2.4	2.1%	48.4	38.8%
Collateralized Mortgage Obligations	34.9	20.3%	43.7	31.2%	20.0	17.5%	21.4	17.2%
Corporate and Other	58.4	34.0%	60.0	42.8%	63.3	55.4%	33.0	26.5%
Preferred Stocks	.4	.2%	0.4	0.3%	0.9	0.8%	2.3	1.8%
Common Stocks	1.2	0.7%		0.0%		0.0%		0.0%
Net Unrealized Gains (Losses) on Fixed Maturities	4.3	2.4%	4.7	3.4%	1.0	0.9%	(1.4)	(1.1)%

Total Investments at Market Value	$171.9	100%	$139.9	100%	$114.2	100%	$124.7	100%

        The following table presents the composition by type of security, including the amortized cost, gross unrealized gains, gross unrealized losses and fair value of debt securities available for sale in our investment portfolio as of the dates indicated.

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
September 30, 2003	(in millions)
Fixed maturities:
U.S. Government securities	$9.5	$0.2	$0.0	$9.7
Mortgage backed bonds	5.3	0.1	0.0	5.4
Tax exempt bonds	29.6	0.8	0.1	30.3
Collateralized mortgage obligations	34.9	1.1	0.1	35.9
Corporate and other	58.4	2.5	0.2	60.7

Total fixed maturities	137.7	4.7	0.4	142.0
Equity and preferred stock	1.6	0.0	0.0	1.6

Total	$139.3	$4.7	$0.4	$143.6

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
December 31, 2002	(in millions)
Fixed maturities:
U.S. Government securities	$9.3	$0.2	$0.0	$9.5
Mortgage backed bonds	6.2	0.2	0.0	6.4
Tax exempt bonds	3.2	0.2	0.0	3.4
Collateralized mortgage obligations	43.7	1.7	0.0	45.4
Corporate and other	60.0	2.9	0.4	62.5

Total fixed maturities	122.4	5.2	0.4	127.2
Equity and preferred stock	0.4	0.0	0.1	0.3

Total	$122.8	$5.2	$0.5	$127.5

        The amortized cost and fair value of debt securities in our investment portfolio as of September 30, 2003, by contractual maturity, is shown below.

	Amortized Cost	Fair Value
Years to maturity	(in millions)
One or less	$27.9	$28.4
After one through five	68.3	70.8
After five through ten	37.0	38.0
After ten	4.5	4.8

Total	$137.7	$142.0

        The Securities Valuation Office of the National Association of Insurance Commissions, or NAIC, evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC designations generally parallel the credit ratings of the nationally recognized statistical rating organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered to be investment grade, which are those rated "BBB-" or higher by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. NAIC designations 3 through 6 include bonds considered to be below investment grade, rated "BB+" or lower by Standard & Poor's. With the exception of two immaterial preferred stock positions, which were sold for a small gain in October of 2003, all of the debt securities in our portfolio were rated investment grade by the NAIC and Standard & Poor's as of September 30, 2003. Investment grade securities generally bear lower yields and lower degrees of credit risk than those that are unrated or are rated non-investment grade. The quality distribution of our investment portfolio as of September 30, 2003 was as follows:

Standard & Poor's Rating	NAIC Rating	Amortized Cost	Fair Value	% of Total at Fair Value
	(dollars in millions)

AAA	1	$78.8	$80.8	47.0%
AA	1	14.2	14.8	8.6%
A	1	24.5	25.6	14.9%
BBB	2	10.9	11.3	6.6%
BB and below	0	0.2	0.2	0.1%
U.S. Treasuries Agencies	1	9.5	9.7	5.6%
Not Rated	0	1.2	1.2	0.7%
Cash and Cash Equivalents	0	28.3	28.3	16.5%

		$167.6	$171.9	100.0%

        We evaluate the risk against reward tradeoffs of investment opportunities, measuring their effects on the stability, diversity, overall quality and liquidity of our investment portfolio. The primary market risk exposure to our debt securities portfolio is interest rate risk, which we strive to limit by managing duration to a defined range of three to four years and laddering, or evenly distributing in the maturities of the securities we purchase to achieve our duration target. Interest rate risk includes the risk from movements in the underlying market rate and in the credit spread of the respective sectors of the debt securities held in our portfolio. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates.

        An additional exposure to our debt securities portfolio is credit risk. We attempt to manage our credit risk through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines. Our investment guidelines include limitations on the minimum rating of debt securities in our investment portfolio, as well as restrictions on investments in debt securities of a single issuer.

        On a quarterly basis, we examine our investment portfolio for evidence of impairment. The assessment of whether impairment has occurred is based on our evaluation, on an individual security basis, of the underlying reasons for the decline in fair value, which are discussed with our investment advisor and evaluated to determine the extent to which such changes are attributable to interest rates, market-related factors other than interest rates, as well as financial condition, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. When one of our securities has a decline in fair value that is determined to be other than temporary, we reduce the carrying value of the security to its current fair value as required by GAAP.

        Based upon our analysis, we believe that we will recover all contractual principal and interest payments related to those securities that currently reflect unrealized losses and that we have the ability to hold these securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. In the last three years, we have not needed to record any impairment charges. We believe that it is not likely that future impairment charges will have a significant effect on our liquidity.

        As of September 30, 2003, investments carried at a fair value of $14.0 million and approximately $0.5 million of cash were on deposit with state insurance regulatory authorities.

        Short-Term Investments.    Our short-term investments primarily consist of investments in commercial paper and other interest-bearing time deposits with original maturities from three months to one year.

Competition

        The non-standard automobile insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national insurance providers and smaller regional companies on the basis of price, coverages offered, claims handling, customer service, agent commission, geographic coverage and financial strength ratings. Some of our competitors have more capital, higher ratings and greater resources than we have, and may offer a broader range of products and lower prices and down payments than we offer. Some of our competitors that sell insurance policies directly to customers, rather than through agents or brokers as we do, may have certain competitive advantages, including increased name recognition among customers, direct relationships with policyholders and potentially lower cost structures. In addition, it is possible that new competitors will enter the non-standard automobile insurance market. Further, competition could result in lower premium rates and less favorable policy terms and conditions, which could reduce our underwriting margins.

        Based upon data compiled from A.M. Best, we believe that, as of December 31, 2002, the top ten insurance groups accounted for approximately 66% of the approximately $33.3 billion non-standard market segment. We believe that our primary insurance company competition comes not only from national companies or their subsidiaries, such as The Progressive Corporation, The Allstate Corporation, State Farm Mutual Automobile Insurance Company, GEICO and Farmers Insurance Group, but also from non-standard insurers such as Mercury General Corporation, Infinity Property & Casualty Corporation and Direct General Corporation and independent agents that operate in a specific region or single state in which we operate. Based upon our gross premiums written for 2002, we believe that, as of December 31, 2002, we would be ranked 15th nationally among insurers in the non-standard automobile industry, using the 2002 market data compiled from A.M. Best.

Reinsurance

        We currently utilize the reinsurance markets primarily to increase our underwriting capacity and to reduce our exposure to losses. Reinsurance refers to an arrangement in which a reinsurer agrees in a contract to assume specified risks written by an insurance company (the "ceding company") by paying the insurance company all or a portion of the insurance company's losses arising under specified classes of insurance policies. We use reinsurance to limit our risk, to support our growth and to manage our capital more efficiently, among other reasons. We have historically relied on various quota share and excess of loss reinsurance agreements to maintain our exposure to loss at or below a level that is within the capacity of our capital resources. Pursuant to our quota share reinsurance arrangements, our reinsurers agree to assume a specified percentage of our losses and loss adjustment expenses in exchange for a corresponding percentage of our premiums written. In our excess of loss reinsurance arrangements, our reinsurers agree to assume all or a portion of our losses and allocated loss adjustment expenses in excess of a specified amount. In excess of loss reinsurance, the premium payable to our reinsurers is negotiated based on our assessment of the amount of risk being ceded to the reinsurers because the reinsurers do not share proportionately in our loss.

        In order to mitigate the credit risks inherent in reinsurance, when selecting a reinsurer, we carefully review the financial condition of the reinsurer in an effort to minimize our exposure to significant losses from potential reinsurer insolvency. We consider the likelihood of a material reinsurance liability being reassumed to be remote.

        A portion of our direct written premiums are currently ceded to reinsurers under quota share and excess of loss agreements.

        Quota Share Agreements.    We entered three-year Discretionary Quota Share Reinsurance Agreements, effective January 1, 2002. These agreements collectively allow us to cede between 25% and 60% of our premiums written for each year through December 31, 2004. These agreements cover all policies written by us, which include in-force, new and renewal business. Under these agreements, our reinsurers have agreed to assume a specified percentage of our losses and loss adjustment expenses in exchange for a corresponding percentage of our premiums written. We must notify our reinsurers of the quota share percentage thirty business days prior to the inception of a new year. We ceded 49.3% and 60% of our business for the years 2002 and 2003, respectively. We have elected to cede 50% of our business for 2004. We can elect to terminate coverage under these agreements at their expiration date of December 31, 2004 or any subsequent December 31. At termination, the reinsurer will pay us a profit commission equal to 97% of ceded premiums less ceding commissions, losses and loss adjustment expenses paid by the reinsurer, if positive. The agreements contain clauses that limit the reinsurers' collective exposure to a combined ratio of 167.0% for any covered year and 112.0% across all years. Prior to entering the agreement, and based upon our prior operating history, we concluded that the agreements met the risk transfer tests of FAS 113 as the reinsurers were exposed to a reasonable probability of loss. The reinsurance under these agreements is provided by National Union Fire Insurance Company of Pittsburgh, PA, which reinsures 50% of all premiums we cede, Alea London Ltd., which reinsures 40% of all premiums we cede, and Federal Insurance Company, which reinsures 10% of all premiums we cede. National Union, Alea and Federal Insurance are rated by Standard & Poor's as AAA, A–, and AA, respectively. Premiums ceded under these agreements from inception through December 31, 2002 and for the nine months ended September 30, 2003 were $146.5 million and $270.3 million, respectively. For the nine months ended September 30, 2003, our net cash outflows to each of National Union, Alea and Federal Insurance were $41.3 million, $33.0 million and $8.3 million, respectively. This net cash outflow represents the premiums ceded to each of our reinsurers less loss and loss adjustment expense recoveries and commissions paid by our reinsurers. See "Certain Arrangements and Relationships."

        Aggregate Excess of Loss (Stop Loss) Agreement.    Effective January 1, 2001, we entered into an Aggregate Excess of Loss (Stop Loss) Agreement. Under this contract, protection attaches at a minimum of 1.5 loss and allocated loss adjustment expense ratio points above our projected loss and allocated loss adjustment expense ratio, as determined by us in connection with our annual forecast of our capitalization requirements, with the final attachment point to be negotiated prior to an underwriting year commencing. The cover provides up to $12.2 million of annual protection above each attachment point and up to $24.4 million of protection over the term of the contract, subject to co-reinsurance provisions. At September 30, 2003, we had recorded total recoveries of $5.5 million under this contract, leaving an unused limit of $18.9 million in the aggregate that is available if needed for underwriting years 2001, 2002 and 2003. The contract is in effect for the three years from January 1, 2001 to December 31, 2003. We can elect to terminate coverage under the agreement with thirty days notice. At termination, the reinsurer will return any positive balance in the contract's experience account which as of September 30, 2003 has been recorded as a profit commission receivable in the amount of $6.1 million. The agreement has expired but has not been terminated and has not been replaced. The reinsurance is provided by Inter-Ocean Reinsurance (Ireland) Limited. Inter-Ocean is rated A by A.M. Best and the contract is guaranteed by American Re-Insurance Company, rated A by Standard & Poor's. For the nine months ended September 30, 2003, our net cash outflows to Inter-Ocean were $5.2 million.

        Reliant.    At the closing of our acquisition of Reliant, Reliant had approximately $6.1 million of loss and loss adjustment expense reserves and $17.0 million of unearned premium reserves, which were transferred to us as part of the acquisition. Reliance Insurance Company, now in liquidation, provided a loss and loss adjustment expense reserve guarantee, through an Aggregate Excess of Loss Reinsurance Agreement, which was approved by the Pennsylvania Insurance Commissioner, in its capacity as receiver for Reliance Insurance Company. The reinsurance contract provided a guarantee of 100% above the recorded or carried loss and loss adjustment expense reserves and 100% above the carried unearned premium reserves for losses and loss adjustment expenses emanating from the unearned premium reserves. We determined the level of loss and loss adjustment expense reserves recorded and thus transferred at closing according to conditions of closing as outlined in the Stock and Asset Purchase Agreement. We are currently holding $2.5 million in collateral from Reliance Insurance Company to support any potential adverse development in the loss and loss adjustment expense reserves transferred at closing. Our current analysis of loss and loss adjustment expense reserve run-off including those emanating from the transferred unearned premium reserves for this business indicates that the transferred loss and loss adjustment expense reserves will be sufficient to meet all claims on this business after taking into account the $2.5 million in collateral and we may have to release a portion of the $2.5 million in collateral at some point in the future when all transferred liabilities have been extinguished.

Ratings

        Financial strength ratings are an important factor in establishing the competitive position of insurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us. A.M. Best has currently assigned our insurance subsidiaries a rating of "B" (Fair), which is the 7th highest of 15 rating levels. According to A.M. Best, "B" ratings are assigned to insurers that have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. This rating reflects A.M. Best's opinion of our ability to pay claims and is not an evaluation directed to investors regarding an investment in our common stock. A.M. Best maintains a letter scale rating system ranging from "A++" (Superior) to "F" (in liquidation). This rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. There can be no assurance that we will maintain our current ratings. Future changes to our rating may adversely affect our competitive position.

Legal Proceedings

        We recently entered into a settlement agreement regarding all aspects of two coordinated class actions in the Superior Court of the State of California for the County of Orange and the Superior Court of the State of California for the County of Alameda, alleging, among other things, that we improperly canceled our insureds' automobile insurance policies. A final order approving the settlement agreement was entered by the court on October 27, 2003. A related action, Higares v. Coast National Insurance Company, asserts claims for breach of contract and bad faith on behalf of more than 500 individuals who have opted out of the settlement. We are vigorously defending this action. These lawsuits are reflected at September 30, 2003 in our consolidated statement of operations in a charge in the amount of $14.4 million on a pre-tax basis, which reflected our estimate of expected class member payments, defense costs and other expenses associated with these lawsuits.

        We recently settled another class action that alleged that we improperly classified our claims adjusters as exempt employees.

        In addition to the lawsuits described above, from time to time, we are involved in legal proceedings arising in the ordinary course of business. We believe we have recorded adequate reserves for these liabilities and that there is no individual case pending that is likely to have a material adverse effect on our financial condition or results of operations.

Our Financial Sponsor

        In July 1998, entities formed by KKR acquired certain assets and various legal entities from David Rosner and Richard Simon, the founders of the predecessor companies that today constitute the Bristol West Insurance Group. KKR is a leading investment firm with significant investment experience in the insurance industry. Over the past 27 years, KKR has completed approximately 110 transactions with a total transaction value in excess of $114 billion. We expect to continue to benefit from KKR's insurance industry expertise and broad based knowledge of successful business practices.

Properties

        We lease an aggregate of approximately 306,000 square feet of office space in numerous cities throughout the United States. Our most significant leased office spaces are located in Davie, Florida with approximately 100,000 square feet, Cleveland, Ohio with approximately 31,000 square feet, Independence, Ohio with approximately 44,000 square feet and Anaheim, California with approximately 50,000 square feet.

Employees

        As of January 15, 2004, we employed approximately 1,300 persons, none of whom are covered by collective bargaining arrangements.

REGULATORY MATTERS

        We are subject to comprehensive regulation by government agencies in the states where our insurance subsidiaries are domiciled and where these subsidiaries issue policies and handle claims. State insurance laws and regulations are complex, and each jurisdiction's requirements are different. Certain states impose restrictions or require prior regulatory approval of certain corporate actions.

        Required Licensing.    We operate under licenses issued by various state insurance authorities. These licenses govern, among other things, the types of insurance coverage and agency and claim services that we may offer consumers in these states. Such licenses typically are issued only after we file an appropriate application and satisfy prescribed criteria. We must apply for and obtain the appropriate new licenses before we can implement any plan to expand into a new state or offer a new line of insurance or other new product that requires separate licensing.

        Transactions Between Insurance Companies and Their Affiliates.    We are a holding company and are subject to regulation in the jurisdictions in which our insurance subsidiaries conduct business. Our insurance subsidiaries are organized and domiciled or commercially domiciled under the insurance statutes of a number of states. The insurance laws in most of those states provide that all transactions among members of an insurance holding company system must be fair and reasonable. Transactions between our subsidiaries and their affiliates (including us) generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated or any services agreement or expense sharing arrangement is entered into. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

        Regulation of Insurance Rates and Approval of Policy Forms.    The insurance laws of most states in which our insurance subsidiaries operate require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory and whether our policy forms comply with law. The speed at which we can change our rates depends, in part, on the method by which the applicable state's rating laws are administered. Generally, state insurance regulators have the authority to disapprove our rates or requested changes in our rates.

        Investment Restrictions.    We are subject to state laws and regulations that require diversification of our investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

        Restrictions on Cancellation, Non-Renewal or Withdrawal.    Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. The state insurance department may disapprove a plan that may lead to market disruption.

        Capital Requirements.    The laws of the states of domicile of our insurance subsidiaries impose risk-based capital standards and other minimum capital and surplus requirements. Moreover, in connection with the acquisition of our California insurance subsidiary in 1998, the California Department of Insurance requires us to maintain a net written premium to surplus ratio for that subsidiary of not greater than three to one. This requirement will remain in effect for so long as there are borrowings outstanding under our credit facility. The risk-based capital standards, based upon the Risk-Based Capital Model Act, adopted by the NAIC, require our insurance subsidiaries to report their results of risk-based capital calculations to the state departments of insurance and the NAIC. Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or even liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels.

        We must also comply with regulations involving, among other things, the following:

  •
  the use of non-public consumer information and related privacy issues;

  •
  the use of credit history in underwriting and rating;

  •
  the payment of dividends;

  •
  the acquisition or disposition of an insurance company or of any company controlling an insurance company;

  •
  the approval or filing of policy forms;

  •
  the involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges; and

  •
  reporting with respect to financial condition.

        In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary.

        Regulation of Dividends.    We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends or other distributions from our insurance subsidiaries and fees earned by non-insurance subsidiaries. State insurance laws restrict the ability of our insurance subsidiaries to pay stockholder dividends. These subsidiaries may not make an "extraordinary dividend" until thirty days after the applicable commissioner of insurance has received notice of the intended dividend and has not objected in such time or the commissioner has approved the payment of the extraordinary dividend within the 30 day period.

        In California, Ohio and Pennsylvania, three of our domiciliary states, an extraordinary dividend is generally defined as any dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of 10% of the insurer's surplus as of the preceding December 31, or the insurer's net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurer's remaining surplus after payment of a cash dividend or other distribution to stockholder affiliates must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. Finally, dividends may only be paid out of statutory earned surplus.

        Under Florida law, another of our domiciliary states, dividend payments to stockholders, without prior regulatory approval, may not exceed the larger of the following: (a) the lesser of 10% of surplus or net income, not including realized capital gains, plus a 2-year carryforward; (b) 10% of surplus, with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains; and (c) the lesser of 10% of surplus or net investment income plus a 3-year carryforward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains. Alternatively, an insurer may pay a dividend or make a distribution without prior written regulatory approval when the following conditions are met: (i) the dividend is equal to or less than the greater of (x) 10% of the insurer's surplus as to policyholders derived from realized net operating profits on its business and net realized capital gains or (y) the insurer's entire net operating profits and realized net capital gains derived during the immediately preceding calendar year; (ii) the insurer will have surplus as to policyholders equal to or exceeding 115% of the minimum required statutory surplus as to policyholders after the dividend is made; and (iii) the insurer has filed a notice at least 10 business days prior to the dividend payment attesting that after payment of the dividend or distribution the insurer will have at least 115% of required statutory surplus.

        Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed. Under applicable restrictions, no dividends may be paid during the remainder of 2003 from our insurance subsidiaries without seeking regulatory approval, as we have an accumulated deficit or negative retained earnings on a statutory accounting basis.

        Acquisitions of Control. The acquisition of control of our insurance company subsidiaries requires the prior approval of the insurance regulator in the states where they are domiciled. Generally, any person who directly or indirectly through one or more affiliates acquires 10% or more of the outstanding securities of the insurer or its parent company (5% or more in Florida) is presumed to have acquired control of the domestic insurer.

        Shared or Residual Markets. Like other insurers, we are required to participate in mandatory shared market mechanisms or state pooling arrangements as a condition for maintaining our automobile insurance licenses to do business in various states. The purpose of these state-mandated arrangements is to provide insurance coverage to individuals who, because of poor driving records or other underwriting reasons, are unable to purchase such coverage voluntarily provided by private insurers. These risks can be assigned to all insurers licensed in the state and the maximum volume of such risks that any one insurer may be assigned typically is based on that insurer's annual premium volume in that state. While this mandated business typically is not profitable for us, our underwriting results related to these states' organizations have not been material to our overall results of operations and financial condition.

        Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by laws in any one year vary between 1% and 2% of annual written premiums in that state, but it is possible that caps on such contributions could be raised if there are numerous or large insolvencies. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liability.

        Trade Practices. The manner in which we conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to:

  •
  disseminating false information or advertising;

  •
  defamation;

  •
  boycotting, coercion and intimidation;

  •
  false statements or entries;

  •
  unfair discrimination;

  •
  rebating;

  •
  improper tie-ins with lenders and the extension of credit;

  •
  failure to maintain proper records;

  •
  failure to maintain proper complaint handling procedures; and

  •
  making false statements in connection with insurance applications for the purpose of obtaining a fee, commission or other benefit.

        We set business conduct policies for our employees and we require them to conduct their activities in compliance with these statutes.

        Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include:

  •
  misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;

  •
  failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies;

  •
  failing to adopt and implement reasonable standards for the prompt investigation and settlement of claims arising under its policies;

  •
  failing to affirm or deny coverage of claims within a reasonable time after proof of loss statements have been completed;

  •
  attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled;

  •
  attempting to settle claims on the basis of an application that was altered without notice to or knowledge or consent of the insured;

  •
  compelling insureds to institute suits to recover amounts due under policies by offering substantially less than the amounts ultimately recovered in suits brought by them;

  •
  refusing to pay claims without conducting a reasonable investigation;

  •
  making claim payments to an insured without indicating the coverage under which each payment is being made;

  •
  delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contains substantially the same information;

  •
  failing, in the case of claim denials or offers of compromise or settlement, to promptly provide a reasonable and accurate explanation of the basis for such actions; and

  •
  not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

        We set business conduct policies and conduct training to make our employee-adjusters and other claims personnel aware of these prohibitions and we require them to conduct their activities in compliance with these statutes.

        Periodic Financial and Market Conduct Examinations. The state insurance departments that have jurisdiction over our insurance subsidiaries may conduct on-site visits and examinations of the insurers' affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Typically, these examinations are conducted every three to five years. In addition, if circumstances dictate, regulators are authorized to conduct special or target examinations of insurers to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination or assessing fines or other penalties against that company. Currently, two such examinations are underway and we are in the process of answering various inquiries by the regulators as a result of these examinations. We believe we are in compliance with the applicable regulations surrounding these inquiries and we do not believe these examinations will have a material impact on our business or financial condition.

        Recent Regulatory Developments.    The California Department of Insurance prohibited insurance policies issued in California to contain discounts for drivers based on their having had prior insurance. Subsequently enacted legislation overruled the action of the insurance department, reinstating the discount. Several consumer groups challenged the law and, on January 15, 2004, the Superior Court of the State of California, County of Los Angeles ruled the legislation invalid. We anticipate that this ruling will be appealed. We currently offer a discount for prior insurance, as do most of our competitors. We are waiting for the guidance from the California Department of Insurance as to whether or when it will disallow the discount. We do not expect the impact of any removal of the discount to be material to our business or results of operations.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages as of January 15, 2004 and current positions of our executive officers and directors.

Name	Age	Position
James R. Fisher	48	Chief Executive Officer and Chairman of the Board
Jeffrey J. Dailey	46	President and Chief Operating Officer
Anne M. Bandi	46	Senior Vice President—Operations
George N. Christensen	57	Senior Vice President—Business Integration
Brian J. Dwyer	47	Senior Vice President—Product Research and Development
Craig E. Eisenacher	56	Senior Vice President—Corporate Finance
Nila J. Harrison	40	Senior Vice President—Human Resources
Simon J. Noonan	39	Senior Vice President—Actuarial/Product
John L. Ondeck	43	Senior Vice President—Chief Information Officer
Alexis S. Oster	34	Senior Vice President—General Counsel
Robert D. Sadler	40	Senior Vice President—Marketing
James J. Sclafani, Jr.	43	Senior Vice President—Claims
Donald M. Simon	41	Senior Vice President—Legal
Randy D. Sutton	42	Senior Vice President—Chief Financial Officer
Perry Golkin	50	Director
Todd A. Fisher	38	Director
Scott C. Nuttall	31	Director

        James R. Fisher.    Mr. Fisher has been our Chief Executive Officer and Chairman of our board of directors since September 2000 and has been a director of our company since July 1998. Mr. Fisher has been the Managing Member and majority owner of Fisher Capital Corp. L.L.C. since March 1997. From 1986 through March 1997, Mr. Fisher was a senior executive at American Re Corporation and served most recently as Senior Vice President and Chief Financial Officer of American Re-insurance Company and American Re Corporation, President of American Re Financial Products and President and Chief Executive Officer of American Re Asset Management. Before joining American Re, Mr. Fisher was a Senior Accountant at Peat, Marwick, Mitchell & Co., Chief Financial Officer of The Lawrence Corporation and Senior Manager/Director of Insurance Industry Services at Price Waterhouse. Mr. Fisher is also a member of the board of directors of Willis Group Holdings Limited, a member of the board of directors of Alea Holdings US Company and a member of the board of directors of Alea Group Holdings (Bermuda) Ltd.

        Jeffrey J. Dailey.    Mr. Dailey has been our President since December 2003 and our Chief Operating Officer since April 2001. Mr. Dailey has 24 years of experience in the insurance industry. Prior to joining our company in 2001, Mr. Dailey was the Chief Executive Officer of Reliant Insurance. Prior to joining Reliant in 1996, Mr. Dailey spent 14 years with The Progressive Corporation, holding numerous executive positions culminating as President of Progressive's Northeast Division.

        Anne M. Bandi.    Ms. Bandi has been our Senior Vice President—Operations since April 2001. Ms. Bandi has 24 years of insurance operations experience. Prior to joining our company, Ms. Bandi had been the Senior Vice President of Operations at Reliant Insurance since February 1996. Prior to joining Reliant, Ms. Bandi spent 16 years with The Progressive Corporation in a variety of operations management positions.

        George N. Christensen.    Mr. Christensen has been our Senior Vice President—Business Integration since April 2001. Mr. Christensen joined our company in 1978 and has served in various roles since that time, including serving as our Chief Information Officer.

        Brian J. Dwyer.    Mr. Dwyer has been our Senior Vice President—Product Research and Development since August of 2003. Mr. Dwyer has 14 years of insurance industry experience. Prior to joining our company, Mr. Dwyer served in various management roles for The Progressive Corporation from 1989 through 2002, including Regional Marketing Manager and General Manager positions. Prior to joining The Progressive Corporation, Mr. Dwyer served as a senior manager with Ernst & Whinney.

        Craig E. Eisenacher.    Mr. Eisenacher has been our Senior Vice President—Corporate Finance since December 2003. Prior to joining our company, Mr. Eisenacher was a Managing Director with Century Capital Management, Inc., an investment management firm engaged in private equity investing with a focus on companies engaged in insurance and financial services. From 1996 through 1999, Mr. Eisenacher was Vice President of General Reinsurance Corp. Prior to 1996, Mr. Eisenacher held several senior management posts at insurance and reinsurance companies, including Treasurer and Controller of the CIGNA Property and Casualty Group, Vice President—Finance of American Re-Insurance Company and Senior Vice President and Chief Financial Officer of Prudential Reinsurance Company.

        Nila J. Harrison.    Ms. Harrison has been our Senior Vice President—Human Resources since April 2001. Ms. Harrison has 19 years of human resources experience. Prior to joining our company, Ms. Harrison was the Senior Vice President, Human Resources for Reliant. Prior to joining Reliant in April 1996, Ms. Harrison was in the retail industry, where she spent 12 years in human resources management positions with Fabri-Centers of America Inc. and Limited Brands Inc.

        Simon J. Noonan.    Mr. Noonan has been our Senior Vice President—Actuarial/Product since April 2002. Prior to joining our company in 2002, Mr. Noonan was the Chief Executive Officer of Metis Financial LLC, a consulting firm specializing in the property casualty insurance market, since November of 1997. Prior to joining Metis, Mr. Noonan served as a Senior Manager and Director in the insurance practice of KPMG from 1991 through 1997.

        John L. Ondeck.    Mr. Ondeck has been our Senior Vice President—Chief Information Officer since May 2002. Mr. Ondeck has over 12 years of information technology experience. Prior to joining our company in 2002, Mr. Ondeck was President of Armstrong and Lures, Inc., a software consulting firm from 2001 to 2002 and 1998 to 2000. Mr. Ondeck was a Vice President of Sales and Operations for Digital Day, a software development firm from 2000 to 2001. From 1990 through 1997, Mr. Ondeck held management positions at Oracle Corporation and Kraft General Foods.

        Alexis S. Oster.    Ms. Oster has been our Senior Vice President—General Counsel since April 2001. Ms. Oster has 11 years of experience in the insurance industry. Prior to joining our company in 2001, Ms. Oster served as General Counsel for Reliant. Prior to joining Reliant in 1996, Ms. Oster was corporate counsel of USF&G Insurance, with a primary focus on regulatory matters, company licensing and general corporate legal matters.

        Robert D. Sadler.    Mr. Sadler has been our Senior Vice President—Marketing since April 2001. Prior to joining our company in 2001, Mr. Sadler was the Chief Financial Officer for Reliant Insurance. Mr. Sadler was with Reliant Insurance from May 1996 through March 2001. Prior to joining Reliant, Mr. Sadler served as the Chief Financial Officer of Agency Insurance Company and as a manager for Ernst & Young in their insurance practice.

        James J. Sclafani, Jr.    Mr. Sclafani has been our Senior Vice President—Claims since January 2003. Prior to joining our company, Mr. Sclafani was Vice President and world wide manager of liability claims for Enterprise Rent-A-Car. Prior to joining Enterprise in 1994, Mr. Sclafani was with the Progressive Corporation for 10 years holding various claim management positions.

        Donald M. Simon.    Mr. Simon has been our Senior Vice President—Legal since April 2001. Mr. Simon joined our company in 1988, and prior to his current position, served in various roles, including director, Senior Vice President of Marketing, corporate in-house attorney and as our President. Mr. Simon is a member of the Florida Bar Association.

        Randy D. Sutton.    Mr. Sutton has been our Senior Vice President—Chief Financial Officer since 1995 and has 18 years of insurance industry experience. Prior to joining our company, Mr. Sutton's primary experience was with Ernst & Young in their audit practice and their national insurance group.

        Perry Golkin.    Mr. Golkin has been a director of our company since our acquisition by KKR in 1998. Mr. Golkin has been a member of KKR & Co. L.L.C. since January 1, 1996. Mr. Golkin was a general partner of KKR from 1995 to January 1996. Prior to 1995, he was an executive of KKR. He is also a member of the board of directors of Alea Group Holdings (Bermuda) Ltd., PRIMEDIA, Inc., Rockwood Specialties, Inc., Walter Industries, Inc. and Willis Group Holdings Limited.

        Todd A. Fisher.    Mr. Fisher has been a director of our company since our acquisition by KKR in 1998. Mr. Fisher has been a member of KKR & Co. L.L.C. since January 1, 2001. Mr. Fisher was an executive of KKR from June 1993 to December 31, 2000. Mr. Fisher was an associate at Goldman Sachs & Co. from July 1992 to June 1993. He is also a member of the board of directors of Accuride Corporation, Alea Group Holdings (Bermuda) Ltd., Rockwood Specialties, Inc. and Willis Group Holdings Limited.

        Scott C. Nuttall.    Mr. Nuttall has been a director of our company since August 2000. Mr. Nuttall has been an executive of KKR since November 1996. Mr. Nuttall was an executive at The Blackstone Group from January 1995 to November 1996. He is also a member of the board of directors of Alea Group Holdings (Bermuda) Ltd., Amphenol Corporation, KinderCare Learning Centers, Walter Industries, Inc. and Willis Group Holdings Limited.

Board of Directors

        Our board of directors currently consists of four directors. We are currently in the process of selecting independent directors, and we expect to add three independent members to our board of directors shortly after consummation of this offering. We expect to have a majority of independent directors within one year of the offering.

  Committees of the Board of Directors

        Audit Committee.    Upon the closing of this offering, we will establish an Audit Committee. The Audit Committee will be responsible for the oversight of our accounting, reporting and financial control practices. The Audit Committee will review the qualifications of the independent auditors, select and engage the independent auditors and inform our board of directors as to their selection and engagement, and review the plan, fees and results of their audit, review our internal controls, and consider and approve any non-audit services proposed to be performed by the auditors.

        We plan to nominate three independent members to our audit committee shortly after consummation of this offering so that all of our audit committee members will be independent, as such term is defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended. In addition, one of them will be determined to be an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K.

        Compensation Committee.    Upon the closing of this offering, we will establish a Compensation Committee. The Compensation Committee will be responsible for the oversight of our compensation and benefit policies and programs, including administration of our annual bonus awards and incentive plans and the evaluation of our board of directors and management.

        Nominating and Corporate Governance Committee.    Upon the closing of this offering, we will establish a Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will be responsible for the oversight of and assist our board of directors in developing and recommending corporate governance practices and selecting the director nominees to stand for election at annual meetings of our stockholders.

        Compensation Committee Interlocks and Insider Participation.    The compensation levels of our executive officers are currently determined by our Chief Executive Officer, our President and/or our board of directors. After completion of this offering, our board of directors will form a compensation committee as described above. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director Compensation

        We do not currently pay any compensation to our employee directors. Non-employee directors each receive an annual retainer of $25,000 per year.

        It is anticipated that, after this offering, each director who is also our employee will not receive any compensation for serving as a director, and each director who is not our employee will receive an annual retainer of $40,000 per year, and the chairman of the audit committee will receive an additional $40,000 annual retainer and members of the audit committee will receive an additional $7,500 annual retainer. We also expect to reimburse each non-employee director for reasonable travel expenses incurred in connection with their services as directors.

Executive Compensation

        The following table sets forth information with respect to compensation earned by our chief executive officer and our four most highly compensated executive officers for the fiscal years ended December 31, 2003 and December 31, 2002.

Summary Compensation Table

Annual Compensation
Long-Term Compensation Awards
All Other Annual Compen- sation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)					Securities Underlying Options (#)
James R. Fisher(1) Chairman, Chief Executive Officer and Director	2003 2002	— —	— —		$ $	25,000 25,000	(1) (1)	— —
Jeffrey J. Dailey President and Chief Operating Officer	2003 2002	$385,385 375,000	$(2) 187,500			— —		(2) 19,557
James J. Sclafani, Jr.(3) Senior Vice President—Claims	2003	266,538	$205,603	(2)		32,966	(4)	(2)
Simon J. Noonan Senior Vice President— Actuarial/Product	2003 2002	260,096 163,461	(2) 145,000			30,192 34,284	(4) (4)	(2) 92,570
Donald M. Simon Senior Vice President—Legal	2003 2002	255,000 254,469	(2) 200,000			— —		(2) 7,823

(1)
For the years ended December 31, 2003 and December 31, 2002, James R. Fisher was not a direct employee of our company. All compensation due to Mr. Fisher, in his role as our Chief Executive Officer, was paid to Fisher Capital Corp. LLC. Mr. Fisher is the managing member and majority owner of Fisher Capital, and receives 86.5% of all compensation we pay to Fisher Capital for his services as our Chief Executive Officer and the additional services Fisher Capital provides. For the years ended December 31, 2003 and December 31, 2002, the fee paid to Fisher Capital as compensation for Mr. Fisher's serving as our Chief Executive Officer was $700,000. In addition, for the years ended December 31, 2003 and December 31, 2002, Fisher Capital was granted 221,646 options and 130,380 options, respectively, at an exercise price of $3.83 per option share, which options Mr. Fisher may be deemed to beneficially own. Mr. Fisher also received, directly, a $25,000 annual fee for serving on our board of directors. Effective January 1, 2004, Mr. Fisher entered into an employment agreement with us. This employment agreement made him a direct employee of our company and his compensation will be paid directly to him. Mr. Fisher is no longer eligible to receive the $25,000 annual fee for serving on our board of directors.

(2)
Messrs. Dailey, Sclafani, Noonan and Simon are eligible to earn an annual bonus. Members of our management team receive 25% of their annual bonus award in grants of options to purchase shares of our common stock. Annual bonuses are generally based upon the achievement of annual net income targets established by our board of directors and the accomplishment of strategic goals. The annual bonuses earned during the 2003 year have not yet been determined. We expect these bonuses to be presented to our board of directors no later than March 15, 2004 and paid no later than April 15, 2004. In addition to the annual bonus for 2003, Mr. Sclafani received a sign-on bonus of $205,603 in 2003.

(3)
Mr. Sclafani began his employment with our company on January 2, 2003.

(4)
Consists of relocation expenses.

Option Grants

        The following table sets forth the options to purchase shares of our common stock granted to each of our executive officers listed on the Summary Compensation Table during the year ended December 31, 2003.

	Individual Grants
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted To Employees In Fiscal Year	Exercise of Base Price ($/per share)	Expiration Date	Grant Date Present Value ($)(2)
James R. Fisher(1)	—	—	—	—	—
Jeffrey J. Dailey	8,149	3.1%	$7.67	May 1, 2013	$3,613
James J. Sclafani, Jr.	84,747	32.3	3.83	January 1, 2013	40,786
Simon J. Noonan	3,260	1.2	7.67	May 1, 2013	1,445
Donald M. Simon	—	—	—	—	—

(1)
For the year ended December 31, 2003, James R. Fisher was not a direct employee of our company. However, Mr. Fisher is the managing member and majority owner of Fisher Capital, and receives 86.5% of all compensation we pay to Fisher Capital for his services as our Chief Executive Officer and the additional services Fisher Capital provides. For the year ended December 31, 2003, Fisher Capital was granted 221,646 options at an exercise price of $3.83 per option share. Fisher Capital's options granted in the year ended December 31, 2003 are not included for purposes of the calculation of the percent of total options granted to our employees, although Mr. Fisher may be deemed to beneficially own those option shares. Effective January 1, 2004, Mr. Fisher entered into an employment agreement with us. This employment agreement made him a direct employee of our company and his options will be granted directly to him.

(2)
These values were determined based on the Black-Scholes option pricing model. Calculation of the Grant Date Present Value was based on the following assumptions: price volatility of 30%; a dividend yield of 0%; a risk-free rate of return of 5.02%; and exercise of the options ten years after their grant.

        Effective January 1, 2002, members of our management team and other managers receive 25% of their annual bonus award in grants of options to purchase shares of our common stock under our 1998 Stock Option Plan for Management and Key Employees of Bristol West Holdings, Inc. and Subsidiaries. In the future, these grants will be under our 2004 Stock Incentive Plan for Bristol West Holdings, Inc. and Subsidiaries. The exercise price of the most recently granted options is $15.34 per option share. See "—1998 Stock Option Plan" and "—2004 Stock Incentive Plan."

        The following table sets forth the number and value of securities underlying unexercised options held by each of our executive officers listed on the Summary Compensation Table as of December 31, 2003. None of our executive officers exercised any options in fiscal year 2003.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options At Fiscal Year-End(2) ($)
Name	Shares Acquired On Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Fisher(1)	—	—	—	—	—	—
Jeffrey J. Dailey	—	—	114,083	174,383	$1,844,150	$2,787,665
James J. Sclafani, Jr.	—	—	—	84,747	—	1,369,940
Simon J. Noonan	—	—	46,285	49,544	748,198	788,388
Donald M. Simon	—	—	851,381	3,911	13,762,622	63,222

(1)
For the year ended December 31, 2003, James R. Fisher was not a direct employee of our company. However, Mr. Fisher is the managing member and majority owner of Fisher Capital, and receives 86.5% of all compensation we pay to Fisher Capital for his services as our Chief Executive Officer and the additional services Fisher Capital provides. As of December 31, 2003, Fisher Capital held 873,546 options all of which were exercisable at that time. The value of Fisher Capital's unexercised in-the-money options as of December 31, 2003 was $14,120,920. Mr. Fisher may be deemed to beneficially own all option shares held by Fisher Capital. Effective January 1, 2004, Mr. Fisher entered into an employment agreement with us. This employment agreement made him a direct employee of our company and his options will be granted directly to him.

(2)
Calculated using $20.00 per share (the midpoint of the range set forth on the cover page of this prospectus) as the fair market value of the securities underlying the options.

Employment Agreement

        Effective as of January 1, 2004, James R. Fisher entered into an employment agreement with us. Under this agreement, Mr. Fisher will serve as our Chief Executive Officer for an initial term expiring on June 30, 2005. This term will be automatically extended for additional one year periods beginning thereafter unless terminated by either party. In connection with entering into this agreement, Mr. Fisher received a one-time signing bonus equal to $175,000. While employed under this agreement, Mr. Fisher will receive an annual base salary of $700,000 and will be eligible to receive an annual bonus in an amount, and based on the achievement of annual performance targets, as recommended by our compensation committee. If we terminate Mr. Fisher's employment without cause (as defined in the agreement), Mr. Fisher will be entitled to receive, for the remainder of the applicable term of his employment, his base salary.

        While Mr. Fisher is subject to a non-competition provision under this agreement, which requires him to fulfill his duties and responsibilities to our company, he will be permitted to provide services to KKR and its affiliates and manage and direct his personal investments without limitation. KKR and its affiliates are not subject to any non-competition agreements with us. In addition, Mr. Fisher will be permitted to engage in certain investment and advisory activities related to his position with Fisher Capital.

1998 Stock Option Plan

        General.    We have adopted the 1998 Stock Option Plan for Management and Key Employees of Bristol West Holdings, Inc. and Subsidiaries (the "Option Plan"), which provides for the grant of options to purchase shares of our common stock, which are not "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended). Pursuant to the Option

Plan, we have granted options to our management and key employees that vest and become exercisable over the passage of time, assuming the individual continues to be employed by us. 2,607,600 shares are authorized for issuance under our Option Plan. As of January 27, 2004, 2,501,096 options were outstanding under our Option Plan.

        Exercise Price.    The Option Plan permits us to grant options having an exercise price per share that is less than the fair market value of the stock underlying the option on the date of grant. However, to date, we have only granted options that, as of the date of grant, have an exercise price equal to the fair market value of the stock underlying the options on the date of the grant.

        Vesting of Options.    Other than options granted in connection with annual bonus awards, options granted under our Option Plan generally become exercisable by the holder of the option in installments over a five-year period: 20% of the stock subject to the option becomes exercisable on each of the first five anniversaries of the grant date of the particular option. Options granted in connection with annual bonus awards generally become exercisable by the holder of the option in installments over a two-year period: 50% of the stock subject to the option becomes exercisable on each of the first two anniversaries of the grant date of the particular option. Once vested, so long as the holder of the options remain employed by us, the option will remain exercisable for up to ten years from the date the option was granted. Upon certain terminations of employment of the holder, the option will also remain exercisable for specified periods of time, as stated in the applicable form of option agreement.

        Effect of Change in Control of Our Company.    In addition, upon the occurrence of a change in control of our company, as defined in the option agreements, under substantially all of the outstanding option award agreements, the exercisability of the options will automatically accelerate with respect to 100% of the shares of our common stock subject to the options.

        Effect of Corporate Change of Our Company.    Under the Option Plan, in the event of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization or merger, change of control or other similar event or corporate change, our board of directors is required to appropriately adjust the number of shares subject to the Option Plan and each outstanding option grant and the various terms of those grants, including the exercise prices of such grants.

        Miscellaneous.    Our board of directors administers the Option Plan. After this offering, the Option Plan will be administered by the Compensation Committee of our board of directors. The options are only transferable by will or pursuant to applicable laws of descent and distribution upon the death of the holder.

        Amendment and Termination of the Option Plan.    Our board of directors has the power to amend the Option Plan and any outstanding option grants, so long as the amendment does not modify the outstanding option grants in a manner that is adverse to the holder of the option, without the holder's consent. Unless earlier terminated by our board of directors, the Option Plan will expire ten years after its adoption. That termination will not affect the validity of any option grant outstanding on the date of the termination of the Option Plan.

2004 Stock Incentive Plan

        General.    Prior to the consummation of this offering, we will adopt the 2004 Stock Incentive Plan for Bristol West Holdings, Inc. and Subsidiaries (the "Stock Incentive Plan"), which will provide for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to our employees, directors and consultants. A maximum of 3,000,000 shares of our common stock may be subject to awards under the Stock Incentive Plan. The following is a summary of the expected terms of the Stock Incentive Plan.

        Options.    Each option granted must have an exercise price that is at least equal to the fair market value of the stock underlying the option on the date of the grant.

        Stock Appreciation Rights.    The Compensation Committee of our board of directors may grant stock appreciation rights independent of, or in connection with, an option grant. The exercise price per share of a stock appreciation right shall be an amount determined by the Compensation Committee of our board of directors.

        Other Stock-Based Awards.    The Compensation Committee of our board of directors may grant awards of restricted stock units, rights to purchase stock, restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. These other stock-based awards will be subject to the terms and conditions established by the Compensation Committee of our board of directors.

        Effect of Change in Control of our Company.    In the event of a change of control of our company, as defined in the Stock Incentive Plan, our board of directors may (1) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an award, (2) cancel awards and pay the holders of such awards an amount equal to the fair market value of the shares underlying the awards (less, if applicable, the exercise price, if such award is an option or stock appreciation right) or (3) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any awards previously granted under the Stock Incentive Plan.

        Effect of Corporate Change of Our Company.    Under the Stock Incentive Plan, in the event of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization or merger, change of control or other similar event or corporate change, the Compensation Committee of our board of directors may adjust the number of shares subject to the Stock Incentive Plan and each outstanding award and the various terms of those awards, including the exercise price and any other affected terms of any award.

        Miscellaneous.    The Stock Incentive Plan will be administered by the Compensation Committee of our board of directors. Awards granted under the Stock Incentive Plan are only transferable by will or pursuant to applicable laws of descent and distribution upon the death of the holder.

        Amendment and Termination.    Our board of directors has the power to amend or discontinue the Stock Incentive Plan at any time, but no amendment or discontinuation shall be made (1) without the approval of our stockholders, if such action would (except as otherwise provided in the Stock Option Plan) increase the total number of shares available for issuance under the Stock Incentive Plan, increase the maximum number of shares of restricted stock or other stock-based awards that may be awarded under the Stock Incentive Plan, or increase the maximum number of shares for which awards may be granted to any participant, (2) without the consent of a participant, if such action would diminish any of the rights of the participant under any existing award, or (3) that would be prohibited by applicable law or otherwise require approval of our stockholders.

Share Grants to Employees

        To strengthen employee commitment to our financial success, we intend to award 25 shares of our common stock to each of our employees who does not currently own shares of our common stock or options to purchase our common stock. We expect the total number of shares to be granted to those employees to be 29,325. We expect to grant these awards 180 days after the date of this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock by:

  •
  each person that beneficially owns more than 5% of the outstanding shares of our common stock;

  •
  each director and executive officer;

  •
  all selling stockholders; and

  •
  all of our directors and executive officers as a group.

        Except as stated below, each holder listed below has sole investment and voting power with respect to the shares of common stock beneficially owned by the holder.

	Beneficial Ownership of Stockholders Prior to the Offering			Beneficial Ownership of Stockholders After the Offering
Name and Address of Beneficial Owner			Shares to be Sold in the Offering
	Number	Percentage		Number	Percentage
Bristol West Associates LLC(1)	22,164,600	92.96%	7,880,753	14,283,847	46.64%
Perry Golkin(1)	22,164,600	92.96	7,880,753	14,283,847	46.64
Todd A. Fisher(1)	22,164,600	92.96	7,880,753	14,283,847	46.64
Donald M. Simon(2)	2,028,713	8.21	577,057	1,451,656	4.65
James R. Fisher(3)	938,736	3.80	—	938,736	2.98
Fisher Capital Corp. LLC(3)	938,736	3.80	—	938,736	2.98
Inter-Ocean Reinsurance (Ireland) Limited(4)	521,520	2.14	278,144	243,376	*
Jeffrey J. Dailey(5)	176,013	*	—	176,013	*
Randy D. Sutton(6)	113,431	*	—	113,431	*
George N. Christensen(7)	72,361	*	—	72,361	*
Simon J. Noonan(8)	65,842	*	—	65,842	*
Robert D. Sadler(9)	48,241	*	—	48,241	*
Alexis S. Oster(10)	46,937	*	—	46,937	*
Nila J. Harrison(11)	44,329	*	—	44,329	*
Anne Bandi(12)	40,418	*	—	40,418	*
Alejandro Urbino(13)	39,505	*	14,046	25,459	*
James J. Sclafani, Jr.(14)	33,899	*	—	33,899	*
John L. Ondeck(15)	23,990	*	—	23,990	*
Brian J. Dwyer	9,779	*	—	9,779	*
Craig Eisenacher	—	*	—	—	*
Scott C. Nuttall	—	*	—	—	*
All directors and executive officers as a group (17 people)(16)	25,807,289	99.02	8,457,810	17,349,479	53.22

*
Less than 1%.

(1)
KKR 1996 GP, L.L.C. is the general partner of KKR Associates 1996 L.P., which is the general partner of KKR 1996 Fund L.P., which is the managing member of Bristol West Associates LLC, which owns approximately 81.72% of our common stock (including options that are currently exercisable or exercisable within 60 days). Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes P. Huth, Alex Navab and Todd A. Fisher, as members of KKR 1996 GP, L.L.C., may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP,

  L.L.C., but disclaim such beneficial ownership. The address of Bristol West Associates LLC and the address of each individual listed in this footnote is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York, 10019.

(2)
Includes 855,293 options that are currently exercisable or exercisable within 60 days, 243,283 of which are being sold in the offering. Mr. Simon's address is c/o Bristol West Holdings, Inc., 5701 Stirling Road, Davie, Florida, 33314.

(3)
James R. Fisher, our Chief Executive Officer and Chairman of our board of directors, is the managing member and majority owner of Fisher Capital Corp. LLC. As such, Mr. Fisher may be deemed to be the beneficial owner of currently exercisable options to purchase 873,546 shares and 65,190 shares of our common stock that are held by Fisher Capital, but disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein. Mr. Fisher also has an interest in, but does not beneficially own, 26,076 shares of our common stock as an investor through a KKR affiliate. The address of Mr. Fisher and Fisher Capital is 8 Clarke Drive, Cranbury, New Jersey 08512.

(4)
Consists of currently exercisable warrants to purchase shares of our common stock.

(5)
Includes 123,861 options that are currently exercisable or exercisable within 60 days.

(6)
Includes 100,393 options that are currently exercisable or exercisable within 60 days.

(7)
Includes 60,627 options that are currently exercisable or exercisable within 60 days.

(8)
Includes 46,285 options that are currently exercisable or exercisable within 60 days.

(9)
Includes 35,203 options that are currently exercisable or exercisable within 60 days.

(10)
Includes 33,899 options that are currently exercisable or exercisable within 60 days.

(11)
Includes 31,291 options that are currently exercisable or exercisable within 60 days.

(12)
Includes 27,380 options that are currently exercisable or exercisable within 60 days.

(13)
Includes 26,467 options that are currently exercisable or exercisable within 60 days, 9,411 of which are being sold in the offering.

(14)
Includes 16,949 options that are currently exercisable or exercisable within 60 days.

(15)
Includes 13,560 options that are currently exercisable or exercisable within 60 days.

(16)
Includes 2,218,287 options that are currently exercisable or exercisable within 60 days (including 117,929 currently exercisable options for which Mr. J. Fisher disclaims beneficial ownership), 22,164,600 shares for which Messrs. Golkin and T. Fisher disclaim beneficial ownership and 8,801 shares for which Mr. J. Fisher disclaims beneficial ownership.

CERTAIN ARRANGEMENTS AND RELATIONSHIPS

Consulting Services Fees

        Effective July 9, 1998, we entered into a contract with Fisher Capital Corp. LLC to provide us management, consulting and certain other services in exchange for consideration in the amount of an annual fee of $250,000 plus reimbursement for all reasonable expenses incurred. In September 2000, Mr. Fisher, who is the managing member of Fisher Capital, was appointed Chairman of our board of directors and Chief Executive Officer of our company. In consideration for the amount of time and effort required to officially assume his role as our Chief Executive Officer, Fisher Capital's annual fee was increased from $250,000 to $600,000 for the year 2000. Effective January 1, 2002, the annual fee paid to Fisher Capital was increased to $700,000. In further consideration for Mr. Fisher's serving as our Chief Executive Officer, in September 2000, Fisher Capital was granted 130,380 options to purchase common shares in our company at a cost of $3.83 per option share. For the period from January 1, 2001 through December 31, 2003, Fisher Capital was also granted 32,595 options on a quarterly basis at a cost of $3.83 per option share for consideration of Mr. Fisher's role as our Chief Executive Officer of our company. Effective October 1, 2003, the quarterly program of granting Fisher Capital options was terminated and Fisher Capital was granted a final option grant of 123,861 options at a cost of $3.83 per option share, which included Fisher Capital's regular 32,595 quarterly option grant plus an additional 91,266 options at a cost of $3.83 per option share. Prior to January 1, 2004, Mr. Fisher was not a direct employee of ours and his sole direct compensation from us was the $25,000 annual fee for serving on our board of directors. However, Mr. Fisher received 86.5% of all amounts we paid to Fisher Capital. Effective January 1, 2004, Mr. Fisher entered into an employment agreement with us, whereby Mr. Fisher became a direct employee of our company. At that time, the annual fee paid to Fisher Capital was reduced to $95,000 for continued consulting services, but Mr. Fisher will not receive any portion of those fees.

        Since July 9, 1998, in consideration for management, consulting and certain other services provided to us, KKR is paid an annual fee of $500,000 plus reimbursement for all reasonable expenses incurred.

Registration Rights

        In connection with our acquisition by KKR, we entered into a registration rights agreement with Bristol West Associates, LLC. Under the registration rights agreement, Bristol West Associates and certain of its transferees, subject to a number of conditions and limitations, may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock held by them. We are responsible for expenses for the first ten registrations required by Bristol West Associates or its transferees. The registration rights agreement also provides, subject to a number of conditions and limitations, that Bristol West Associates and certain of its transferees have "piggyback" registration rights in connection with registered offerings of our common stock that we initiate, including this offering. In those circumstances, we will be required to pay all registration expenses. If we at any time grant to any other holders of our common stock any rights to request us to effect the registration under the Securities Act of common stock on terms more favorable than the terms under the registration rights agreement, Bristol West Associates will be granted the same rights. Bristol West Associates will agree not to exercise its registration rights with respect to shares that are not included in this offering without the prior written consent of both Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus.

Stockholder Agreements and Sale Participation Agreements

        Members or our management team and a number of our employees have purchased or were granted shares of our common stock and options to purchase our common stock under our Option

Plan. In addition, Fisher Capital was granted options to purchase our common stock as described above under "—Consulting Services Fees."

        In connection with these purchases and grants, we have entered into stockholder agreements with members of our management team, a number of our employees and Fisher Capital, which impose restrictions on their ability to transfer shares of our common stock prior to the fifth anniversary of the date on which the shares were originally acquired. Following this offering, these transfer restrictions will be waived with respect to each stockholder on a pro rata basis relative to the percentage of shares Bristol West Associates sells in this offering. Until the later of (1) the fifth anniversary of the date on which the common shares were originally purchased and (2) the first public offering of our stock held by Bristol West Associates or its affiliates (which condition would be satisfied by this offering) or a public offering resulting in an active trading market in 40% or more of our common shares, these employees and Fisher Capital are entitled to "piggyback" registration rights under the registration rights agreement described above. They are permitted to participate in a registered offering on pro rata basis relative to the percentage of shares Bristol West Associates registers. However, the managing underwriter participating in an offering has the right to limit the number of shares included in such registration.

        In addition, members of our management team, a number of our employees and Fisher Capital have entered into sale participation agreements with Bristol West Associates and its affiliates, which provide that if Bristol West Associates sells shares of our common stock other than in a qualified public offering, they have a right to participate in that sale.

        In addition, certain unrelated parties have acquired shares of our common stock or the right to purchase our common stock, and have entered into agreements granting them rights similar to those described above.

OneShield

        We entered into a services agreement, dated July 24, 2002, with Firemark Partners LLC, a service company created by one of the founders of OneShield Inc., the developer of our OneStep software. Pursuant to the agreement, in exchange for providing development and implementation assistance to us with respect to OneStep, Firemark Partners was granted options to purchase 521,520 shares of our common stock at a price of $3.83 per share. Twenty-five percent of these options vested in the first year of the services agreement and the remaining 75% of these options vest based upon delivery of the system and future specified improvements in our underwriting expense ratio, as measured against our underwriting expense ratio for the four quarters prior to the effective date of the services agreement. As consideration for OneShield being chosen as the subcontractor in this services agreement, we were granted warrants to purchase OneShield common stock equal to 2% of the then fully diluted capital stock of OneShield. In addition, we purchased 4.8 million shares of the common stock of OneShield, bringing our total ownership, including the warrants, to 5.5% on a fully diluted basis as of September 30, 2003. Certain members and employees of KKR, Fisher Capital and James R. Fisher, also have interests in OneShield, through Aurora Investments LLC, of 15.3%, 0.7% and 0.1%, respectively as of September 30, 2003. In addition, Mr. Fisher has been granted vested rights to purchase common stock equal to 0.2% of the fully diluted capital of OneShield in connection with his role on its strategic advisory board. Jeffrey J. Dailey, our President and Chief Operating Officer, was added to the Board of Directors of OneShield on November 25, 2003.

Alea

        KKR owns approximately 40% of Alea Group Holdings (Bermuda) Ltd., which is a public company traded on the London Stock Exchange. James R. Fisher, our Chief Executive Officer and the Chairman of our board of directors, and Messrs. Golkin, T. Fisher and Nuttall are also directors of

Alea Group Holdings (Bermuda) Ltd., the parent company of Alea. We entered into a three-year Discretionary Quota Share Reinsurance Agreement with Alea, effective January 1, 2002. The terms and conditions of our reinsurance contract with Alea were established on an arm's length basis by an unrelated lead reinsurer, National Union. The other two reinsurers under our Discretionary Quota Share Reinsurance Agreements are unrelated to any of us, Alea, KKR or Mr. Fisher.

Willis Group Holdings Limited

        KKR owns approximately 18.8% on a fully diluted basis of Willis Group Holdings Limited, which is a public company traded on the New York Stock Exchange. James R. Fisher, our Chief Executive Officer and the Chairman of our board of directors, and Messrs. Kravis, Golkin, T. Fisher and Nuttall are also directors of Willis. Willis acts as a broker in placing our health insurance and general corporate insurance coverages. Our arrangement with Willis is in the ordinary course of our business and is on an arm's length basis. Willis is compensated by receiving brokerage fees from the insurance carriers who provide our insurance coverage.

Loans to Officers

        In connection with the purchases and grants of stock options under our Option Plan, certain executive officers and employees were granted five-year loans to fund their purchases. Any loans to our executive officers that had outstanding balances as of January 23, 2004 were issued prior to July 2002 and are not subject to the requirements of the Sarbanes-Oxley Act of 2002. The interest rates on each loan is fixed at a prime rate plus 1% at the time of issuing the loan. The maturity of these loans will accelerate upon the occurrence of specified events, including termination of employment or disposition of the stock.

        The following table indicates the amounts due under loans to our executive officers with aggregate indebtedness in excess of $60,000 since the beginning of the year ended December 31, 2003.

Name	Largest Aggregate Amount of Indebtedness Since the Beginning of the Fiscal Year Ended December 31, 2003	Outstanding Indebtedness at January 23, 2004
Jeffrey J. Dailey	$68,462	$47,692
Simon J. Noonan	71,538	55,962
James J. Sclafani, Jr	65,000	0

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock (i) consists of 200 million shares of common stock, par value $0.01 per share and (ii) prior to consummation of this offering, will also consist of 15 million shares of preferred stock, par value $0.01 per share. As of January 27, 2004, there were 54 holders of our common stock. The following description is a summary and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and by provisions of Delaware law.

Common Stock

        Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

        Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred shares.

        Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

        Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

        Our Amended and Restated Certificate of Incorporation will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

        Although we have no intention at the present time of doing so, we could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of The New York Stock Exchange, which would apply so long as the common stock remains listed on The New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of State Law

Delaware General Corporate Law

        We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

        Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

State Insurance Laws

        Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled. Prior to granting approval of an application to acquire control of an insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity of the applicant's board of directors and executive officers, the acquiror's plans for the management of the applicant's board of directors and executive officers, the acquiror's plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state insurance statutes provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer. In Florida, the state of domicile of one of our insurance subsidiaries, approval is required before any person acquires 5% or more of the voting securities. These requirements may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York.

Listing

        We propose to list our common stock on The New York Stock Exchange, subject to official notice of issuance, under the symbol "BRW."

COMMON STOCK ELIGIBLE FOR FUTURE SALE

        Upon completion of the offering, we will have a total of 30.6 million shares of common stock outstanding. All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by, or is in common control with that company.

        The remaining 15.6 million shares of our outstanding common stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. We have the obligation to file registration statements covering the shares owned by Bristol West Associates and its affiliates under certain circumstances, and Bristol West Associates has both "demand" and "piggyback" registration rights, as well. In addition, Fisher Capital, members of our management, a number of our employees and certain unrelated parties have "piggyback" registration rights. See "Certain Arrangements and Relationships—Registration Rights" and "—Stockholder Agreements and Sale Participation Agreements." In addition, sales of our common stock are restricted by lock-up agreements that our directors, executive officers and substantially all of our existing stockholders will enter into with the underwriters and with us, as more fully described in "Underwriting."

        In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then-outstanding shares of common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale and notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of our common stock that are not restricted securities (such as shares acquired by affiliates either in this offering or through purchases in the open market following this offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

        No prediction can be made as to the effect, if any, future sales of our shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. See "Risk Factors—Risks Relating to Our Common Stock and This Offering—Future sales of shares of our common stock by our existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock."

Stock Options and Warrants

        Options and warrants to purchase up to an aggregate of approximately 4.2 million shares of our common stock will be outstanding as of the closing of this offering. Of these options and warrants, approximately 3.2 million will have vested at or prior to the closing of this offering and approximately 0.8 million may vest over the next two years.

        Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable under our Option Plan and our Stock Incentive Plan. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid United States federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock are urged to consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock are urged to consult their tax advisors.

        As used herein, a "U.S. Holder" of common stock means a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

Dividends

        Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service ("IRS") Form W-8BEN (or other applicable form) and certify under penalties of perjury, that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the company is or has been a "United States real property holding corporation" for United States federal income tax purposes. The company believes it is not, has not been and does not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

        An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

        Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        The company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

        Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Bear, Stearns & Co. Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
Dowling & Partners Securities, LLC
Keefe, Bruyette & Woods, Inc.
Cochran, Caronia Securities LLC

Total	15,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,250,000 additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                              per share. The underwriters and selling group members may allow a discount of $                              per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses that we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

        We will agree that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of both Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus. Exceptions to this lock-up agreement exist for:

  •
  issuances of common stock upon the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus,

  •
  grants of stock options under our Option Plan or Stock Incentive Plan, and the filing of a registration statement on Form S-8 relating to such grants and the exercise of the options, and

  •
  issuances of common stock under any dividend reinvestment plan.

        All of our executive officers and directors and substantially all of our other existing stockholders will agree that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of both Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus. Exceptions to these lock-up agreements exist for:

  •
  bona fide gifts,

  •
  transfers to any trust for the benefit of the stockholder or a family member of such stockholder, or

  •
  if the stockholder is a corporation, the corporation may transfer shares to any wholly-owned subsidiary of that corporation;

provided that in each case the recipient of the shares agrees to be bound in writing by the terms of the lock-up agreements prior to the transfer and that the transfer does not involve a disposition for value. In addition, our officers and directors may sell an aggregate of up to 50,000 shares of our common stock solely to generate net proceeds sufficient to pay the exercise price and taxes required to be withheld as a result of the exercise of any options outstanding on the date of this prospectus.

        The underwriters have reserved for sale at the initial public offering price up to 750,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. We and the underwriters have agreed that up to 50,000 of the 750,000 reserved shares will be reserved for sale to James R. Fisher, our chief executive officer. Recipients of reserved shares will be required to agree to the same 180-day lock-up restrictions described immediately above.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list our common stock on The New York Stock Exchange under the symbol "BRW".

        Prior to this offering, there has been no public market for our common stock and there can be no assurance that an active trading market will develop and continue upon completion of this offering or that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering. The initial public offering price will be determined through negotiations among the underwriters and us. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, i.e. a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format available on such web sites and via electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in electronic format, such as CD ROMs or videos.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis, exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers, as well as the experts named herein and the selling stockholders, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock to be sold in the offering will be passed upon for us by our counsel, Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the issuance of the common stock to be sold in the offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York.

EXPERTS

        The consolidated financial statements included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 142) and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC with respect to this offering. This prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits and schedules attached to the registration statement for copies of the actual contract, agreement or other document.

        You may read and copy the registration statement, the related exhibits and schedules and any document we file with the SEC without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        Upon closing of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the SEC's Public Reference Room at the address noted above. You will also be able to obtain copies of these documents from the SEC's Public Reference Room as described above, or inspect them without charge at the SEC's Interest site.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets:
September 30, 2003 and December 31, 2002 and 2001	F-3
Consolidated Statements of Operations:
Nine months ended September 30, 2003 and 2002 and years ended December 31, 2002, 2001 and 2000	F-4
Consolidated Statements of Changes in Stockholders' Equity:
Nine months ended September 30, 2003 and years ended December 31, 2002, 2001 and 2000	F-5
Consolidated Statements of Cash Flows:
Nine months ended September 30, 2003 and 2002 and years ended December 31, 2002, 2001 and 2000	F-6
Notes to Consolidated Financial Statements	F-7

        The accompanying consolidated financial statements give effect to the 130.38-for-one split of the Company's outstanding common stock, which will take place on or about February 11, 2004. The following report is in the form that will be furnished by Deloitte & Touche LLP upon completion of the stock split of the Company's outstanding common stock described in the third paragraph in Note 1 to the consolidated financial statements and assuming that, from December 10, 2003 to the date of such completion, no other material events have occurred that would affect the accompanying consolidated financial statements or would require disclosures therein.

REPORT OF INDEPENDENT AUDITORS

"To the Board of Directors of
Bristol West Holdings, Inc.
Davie, Florida

        We have audited the accompanying consolidated balance sheets of Bristol West Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to the provisions of Statement of Financial Accounting Standards No. 142 effective January 1, 2002.

Hartford, Connecticut
December 10, 2003 (February     , 2004 as to the third paragraph of Note 1)"

/s/  DELOITTE & TOUCHE LLP
Hartford, Connecticut
February 5, 2004

BRISTOL WEST HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

	(Unaudited) September 30,	December 31,
	2003	2002	2001
Assets:
Investments:
Fixed maturities available-for sale at market (cost $137,689—2003, $122,346—2002 and $97,051—2001)	$141,982	$127,111	$98,194
Equity securities-at market (cost $1,588—2003, $413—2002 and $887—2001)	1,588	366	754

Total investments	143,570	127,477	98,948
Cash and cash equivalents	28,280	12,424	15,293
Accrued investment income	1,267	1,484	1,285
Premiums receivable (net of allowance for doubtful accounts of $1,286—2003, $1,646—2002 and $2,829—2001)	132,653	125,700	94,208
Reinsurance recoverables on paid and unpaid losses and loss adjustment expenses	139,860	102,333	92,465
Prepaid reinsurance premiums	81,500	60,410	53,013
Ceding commission receivables	74,457	53,806	33,965
Deferred policy acquisition costs	22,359	24,516	14,004
Property, equipment and leasehold improvements—net	13,908	10,471	8,193
Goodwill	101,276	102,576	102,576
Deferred income taxes	2,691	4,674	12,066
Other assets	10,763	7,274	8,439

Total assets	$752,584	$633,145	$534,455

Liabilities and Stockholders' Equity:
Liabilities:
Policy liabilities:
Reserve for losses and loss adjustment expenses	$199,080	$157,416	$105,993
Drafts outstanding	2,644	3,212	12,521
Unearned premiums	140,102	122,410	93,973

Total policy liabilities	341,826	283,038	212,487
Reinsurance payables	143,361	114,885	99,617
Accounts payable and other liabilities	59,994	60,906	47,348
Long-term debt	81,500	71,500	86,500

Total liabilities	626,681	530,329	445,952

Commitments and Contingent Liabilities (Note 10)
Stockholders' Equity:
Common stock, .01 par value (200,000,000 shares authorized; 23,844,155, 23,814,820 and 23,821,991 shares outstanding at September 30, 2003, December 31, 2002 and 2001, respectively)	2	2	2
Additional paid-in capital	96,266	95,394	94,615
Treasury stock, at cost (662,330, 655,160 and 595,185 shares at September 30, 2003, December 31, 2002 and 2001, respectively)	(2,563)	(2,509)	(2,283)
Stock subscription receivable	(597)	(535)	(585)
Retained earnings (Accumulated deficit)	30,756	7,990	(3,521)
Accumulated other comprehensive income	2,039	2,474	275

Total stockholders' equity	125,903	102,816	88,503

Total liabilities and stockholders' equity	$752,584	$633,145	$534,455

The accompanying notes are an integral part of the consolidated financial statements.

BRISTOL WEST HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	(Unaudited) Nine months ended September 30,		Years ended December 31,
	2003	2002	2002	2001	2000
Revenue:
Net premiums earned	$210,093	$175,484	$241,013	$158,580	$185,711
Net investment income	5,094	4,739	6,439	6,443	7,848
Realized gain (loss) on investments	1,131	230	262	972	(173)
Policy service fee revenues	52,384	32,183	47,331	36,096	32,837
Outsourcing servicing fees	0	58	883	18,616	0
Other income	1,209	1,585	2,028	1,370	576

Total Revenues	269,911	214,279	297,956	222,077	226,799

Costs and Expenses:
Losses and loss adjustment expenses incurred	154,059	146,911	200,496	128,887	167,202
Commissions and other underwriting expenses	39,933	25,279	42,068	50,342	64,290
Other operating and general expenses	18,849	14,657	19,302	19,794	13,786
Litigation expense	17,200	0	14,350	0	0
Interest expense	2,464	3,367	4,598	8,950	10,664
Goodwill amortization	0	0	0	2,715	2,621
Stock based compensation expense	687	230	320	638	340

Total costs and expenses	233,192	190,444	281,134	211,326	258,903

Income (loss) before income taxes	36,719	23,835	16,822	10,751	(32,104)
Income tax expense (benefit)	13,953	7,666	5,311	3,719	(10,658)

Net income (loss)	$22,766	$16,169	$11,511	$7,032	$(21,446)

Net income (loss) per common share—Basic	$.96	$.68	$.48	$.30	$(.90)

Net income (loss) per common share—Diluted	$.91	$.68	$.48	$.30	$(.90)

The accompanying notes are an integral part of the consolidated financial statements.

BRISTOL WEST HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Stock Subscription Receivables	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss) Income	Comprehensive (Loss) Income	Total Stockholders' Equity
Balance at January 1, 2000	$2	$92,622	$(90)	$(178)	$10,893	$(4,120)		$99,129
Issuance of common stock (93,222 shares)		357		(230)				127
Options issued for services		340						340
Acquisition of treasury stock (529,995 shares)			(2,033)					(2,033)
Comprehensive income:
Net loss					(21,446)		(21,446)	(21,446)
Other comprehensive income:
Unrealized gain on securities, net of reclassification adjustment (see disclosure)						3,044	3,044	3,044

Comprehensive loss							$(18,402)

Payment of stock subscriptions receivable				90				90

Balance at December 31, 2000	$2	$93,319	$(2,123)	$(318)	$(10,553)	$(1,076)		$79,251
Issuance of common stock (171,450 shares)		658		(503)				155
Options and warrants issued for services		638						638
Acquisition of treasury stock (41,722 shares)			(160)					(160)
Comprehensive income:
Net income					7,032		7,032	7,032
Other comprehensive income:
Unrealized gain on securities, net of reclassification adjustment (see disclosure)						1,592	1,592	1,592
Interest rate cap adjustment						(241)	(241)	(241)

Comprehensive income							$8,383

Payment of stock subscriptions receivable				236				236

Balance at December 31, 2001	$2	$94,615	$(2,283)	$(585)	$(3,521)	$275		$88,503
Issuance of common stock (52,804 shares)		203		(193)				10
Options issued for services		576						576
Acquisition of treasury stock (59,975 shares)			(226)					(226)
Comprehensive income:
Net income					11,511		11,511	11,511
Other comprehensive income:
Unrealized gain on securities, net of reclassification adjustment (see disclosure)						2,378	2,378	2,378
Interest rate cap adjustment						(179)	(179)	(179)

Comprehensive income							$13,710

Payment of stock subscriptions receivable				243				243

Balance at December 31, 2002	$2	$95,394	$(2,509)	$(535)	$7,990	$2,474		$102,816
Issuance of common stock (35,203 shares)		185		(185)
Options issued for services		687						687
Acquisition of treasury stock (7,171 shares)			(54)					(54)
Comprehensive income:
Net income					22,766		22,766	22,766
Other comprehensive income:
Unrealized (loss) on securities, net of reclassification adjustment (see disclosure)						(296)	(296)	(296)
Interest rate cap adjustment						(139)	(139)	(139)

Comprehensive income							$22,331

Payment of stock subscriptions receivable				123				123

Balance at September 30, 2003 (unaudited)	$2	$96,266	$(2,563)	$(597)	$30,756	$2,039		$125,903

	9/30/03	2002	2001	2000
	(unaudited)
Disclosure of reclassification adjustment
Unrealized holdings gains (losses) arising during the period	$(292)	$2,367	$1,557	$3,048
Less: Reclassification adjustment	(4)	11	35	(4)

Net unrealized (losses) gains on securities	$(296)	$2,378	$1,592	$3,044

The accompanying notes are an integral part of the consolidated financial statements.

BRISTOL WEST HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	(Unaudited) For the nine months ended September 30,		For the years ended December 31,
	2003	2002	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$22,766	$16,169	$11,511	$7,032	$(21,446)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Accretion of fixed maturity investments	630	253	449	21	612
Depreciation and amortization	2,623	3,001	4,573	6,864	5,523
Realized investment (loss) gain	(1,131)	(230)	(262)	(972)	173
Deferred federal income taxes	1,983	9,501	6,271	2,064	(11,617)
Stock based compensation	687	230	320	638	340
Changes in assets and liabilities:
Premiums receivable	(6,953)	(24,180)	(31,492)	(13,807)	20,065
Reinsurance receivables	(58,178)	(3,054)	(29,709)	(63,974)	(40,407)
Prepaid reinsurance premiums	(21,090)	(3,896)	(7,397)	(12,887)	(40,126)
Deferred policy acquisition costs	(2,157)	(12,063)	(10,512)	2,614	8,666
Losses and loss adjustment expenses	41,664	26,388	51,687	18,419	16,480
Unearned premiums	17,692	26,777	28,437	2,571	(18,309)
Drafts outstanding	(568)	(8,660)	(9,309)	(1,495)	4,566
Reinsurance payables	28,476	(939)	15,268	41,533	53,831
Other assets and liabilities	2,360	3,071	13,080	10,099	9,189

Net cash provided by (used in) operating activities	28,804	32,368	42,915	(1,280)	(12,460)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed maturity investments—available-for-sale	(64,408)	(59,756)	(65,945)	(64,308)	(9,349)
Sales of fixed maturities—available-for- sale	48,621	33,971	40,368	83,971	37,252
Purchase of equity securities—available- for-sale	(1,200)	0	0	0	(345)
Sales of equity securities—available-for- sale	10	428	428	1,193	1,290
Net sales of short term securities	0	0	0	0	1,066
Cash used for acquisitions (net of cash acquired $8.8 million)	0	0	0	(5,604)	0
Acquisition of property and equipment	(5,969)	(2,750)	(5,585)	(3,870)	(2,367)

Net cash (used in) provided by investing activities	(22,946)	(28,107)	(30,734)	11,382	27,547

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of stock	185	40	10	155	127
Principal payments on notes payable	10,000	(10,000)	(15,000)	(12,700)	(10,100)
Acquisition of treasury stock	(54)	(167)	(226)	(160)	(2,033)
Other	(133)	79	166	460	90

Net cash provided by (used in) financing activities	9,998	(10,048)	(15,050)	(12,245)	(11,916)

NET INCREASE (DECREASE) IN CASH	15,856	(5,787)	(2,869)	(2,143)	3,171
Cash, beginning of year	12,424	15,293	15,293	17,436	14,265

Cash, end of year	$28,280	$9,506	$12,424	$15,293	$17,436

The accompanying notes are an integral part of the consolidated financial statements.

BRISTOL WEST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in thousands except per share data)

1. Nature of Operations and Significant Accounting Policies

        Bristol West Holdings, Inc. (the "Company") is a property and casualty insurer writing and distributing private passenger automobile insurance. Given the similar nature of the product, the regulatory environment in which it operates, the type of customer and the method of distribution, the operations of the Company are one segment. As of December 31, 2002, the Company is licensed in thirty-five states and the District of Columbia. The Company consists of a holding company, four statutory entities (Bristol West Casualty Insurance Company, Bristol West Insurance Company, Security National Insurance Company and Coast National Insurance Company) agencies, and claims servicing companies.

        Basis of Presentation—The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, ("GAAP"), which differ materially from the statutory accounting practices prescribed by various insurance regulatory authorities. The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates applicable to the financial statements include: the reserves for unpaid losses and loss adjustment expenses, contingencies and reinsurance balances recoverable. Although some variability is inherent in these estimates, management believes the amounts presented are appropriate. All significant intercompany transactions and balances have been eliminated.

        Stock Split—The Company intends to effect a 130.38-for-one split of its outstanding common stock on or about February 11, 2004. All references to number of shares, per share amounts and stock option data have been restated to reflect the anticipated stock split. In addition, the authorized number of shares has been increased to 200 million.

        Reclassifications—Certain reclassifications have been made to 2001 and 2000 amounts to conform to the 2002 presentation.

        Cash Flow—For the purposes of the consolidated statements of cash flows, the Company considers demand deposits to be cash. The Company paid $3,284, $7,900 and $10,514 for interest for the years ended December 31, 2002, 2001 and 2000, respectively. The Company paid no federal income taxes during the years ended December 31, 2002, 2001 and 2000, respectively.

        Cash and cash equivalents—All highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents.

        Property, Equipment and Leasehold Improvements—Property and equipment is recorded at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years.

        Internal use software costs have been accounted for in accordance with Statement of Position No. 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Under SOP 98-1, computer software costs, whether purchased or developed, related to internal use software costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software are capitalized. The Company capitalized approximately $3,635, $3,256 and $578 in 2002, 2001 and 2000, respectively.

        Investments—Fixed maturity investments which may be sold in response to, among other things, changes in interest rates, prepayment risk, income tax strategies or liquidity needs, are classified as available-for-sale and are carried at market value. Common stocks are also carried at market value. Fluctuations in the market value of these available-for-sale securities are recorded as unrealized investment gains or losses and credited or charged to stockholders' equity as other comprehensive income/(loss). Market values are generally based on quoted market prices. Realized investment gains and losses are recorded on the specific identification method.

        The value of fixed maturity and equity securities is adjusted for impairments in values deemed to be other than temporary. The Company considers a number of factors in the evaluation of whether a decline in value is other than temporary including: (a) the financial condition and near-term prospects of the issuer; (b) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. These adjustments are recorded as realized investment losses. All security transactions are recorded on a trade date basis.

        Deferred Policy Acquisition Costs—Costs that vary with, and are directly related to, the production of new and renewal business are deferred and amortized as the related premiums are earned. These costs primarily comprise commissions, premium taxes and salaries. Deferred acquisition costs are reviewed to determine if they are recoverable from unearned premiums, and if not, are charged to expense. Anticipated investment income is considered in the determination of the recoverability of deferred acquisition costs. For the years ended December 31, 2002, 2001 and 2000 no amounts of deferred acquisition costs were charged to expense based on the determination of recoverability.

        Goodwill—Through December 31, 2001, for acquisitions completed prior to July 1, 2001, the excess of cost over the fair value of net assets acquired ("goodwill") was being amortized on the straight-line basis over a period of 40 years. Accumulated amortization was $9,249 at December 31, 2001. Effective July 1, 2001, the Company adopted the provisions of the Statement of Financial Accounting Standards "SFAS" No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", applicable to business combinations completed after June 30, 2001. In accordance with these standards, goodwill resulting from acquisitions after June 30, 2001 is not amortized and beginning January 1, 2002, goodwill for acquisitions completed prior to July 1, 2001 is not amortized. The Company adopted the additional provisions of SFAS No. 142 effective January 1, 2002, which includes provisions for annual evaluations for impairment of goodwill. Management completed its initial assessment as of January 1, 2002 and its annual assessment as of December 31, 2002 based on the best information available as of those dates and determined that no impairment existed.

        Pro forma information as if goodwill had not been amortized is as follows:

	Years Ended December 31,
	2001	2000
Net income (loss) as reported	$7,032	$(21,446)
Goodwill amortization, net of tax	1,907	1,794

Pro forma net income (loss)	$8,939	$(19,652)

Net income (loss) per share—as reported	$.30	$(.90)
Net income (loss) per share—pro forma	$.38	$(.82)

        Revenue Recognition—Premiums are earned on a pro rata basis over the policy period. Direct and assumed premiums are reduced for reinsurance premiums ceded to other insurers. The liability for unearned premium represents the unexpired portion of each policy premium with consideration for expected cancellations. Non-refundable policy fees collected at the inception of the policy are deferred and recognized as income over the related policy period. Installment fees and other service fees are recognized as income when earned, which is the month the installment fee is due.

        Policy Liabilities—Loss and loss adjustment expense liabilities are established in consideration of individual cases for reported losses and past experience for incurred but not yet reported losses ("IBNR").

        Reinsurance—The Company enters into reinsurance agreements with other insurance companies in the normal course of business. Reinsurance premiums, commissions, and loss and loss adjustment expense reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies, and the terms of the reinsurance contracts. Written premiums, earned premiums and incurred losses and loss adjustment expenses, commissions and other underwriting expenses all reflect the net effects of assumed and ceded reinsurance transactions. Prepaid reinsurance premiums represent amounts paid to reinsurers applicable to the unexpired terms of the policies in force. Estimated reinsurance recoverables are recognized in a manner consistent with the claim liability associated with the reinsured policies. The Company remains liable to the insured for the payment of losses and loss adjustment expense if the reinsurer cannot meet its obligation under the reinsurance agreement. Reinsurance assumed represents a policy issuing arrangement with a Texas county mutual. All such premiums are processed by the Company and recognized in the same manner as direct written premium.

        Federal Income Tax—The Company recognizes taxes payable or refundable for the current year, and deferred taxes for the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

        Deferred Financing Costs—The costs incurred to obtain financing under the various financing agreements have been capitalized and are amortized to interest expense over the lives of the agreements, using the effective interest method.

        Fair Value of Financial Instruments—SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires the company to disclose the estimated fair value of financial instruments, both assets and liabilities, recognized and not recognized in the consolidated balance sheets for which it is practical to estimate fair value. The fair value estimates are based on information available to the Company as of December 31, 2002 and 2001.

        Employee Stock Ownership Plans—SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Accordingly, compensation cost for the stock options included under the Company's 1998 stock option plan is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

        Concentration of Credit Risk—One independent insurance agency generated approximately 13.9%, 12.8% and 14.5% of the Company's written premium for the years ended December 31, 2002, 2001 and 2000, respectively.

        Unaudited Interim Financial Statements—The interim consolidated financial statements as of September 30, 2003, and for the nine months ended, September 30, 2003 and 2002 and the financial data and other information for these periods disclosed in these notes to the consolidated financial statements are unaudited. In the opinion of management, the Company has made all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial condition of the Company as of September 30, 2003, the results of operations, changes in stockholders' equity and cash flows for the nine-month periods ended September 30, 2003 and 2002, as presented in the accompanying unaudited interim financial statements.

        At September 30, 2003, the Company recorded litigation expense in the amount of $17.2 million related to two class action lawsuits. The charge related to the Jocelyn Roberts, et. al. v. Coast National Insurance Company, et. al (see Note 10) was increased by $2.8 million from the $14.4 million recorded at December 31, 2002. A final settlement agreement was reached in the Jocelyn Mostajo v. Coast National Insurance Company on October 27, 2003, and the Company recorded a pre-tax charge of $14.4 million at September 30, 2003.

        Adoption of New Accounting Pronouncements—Effective January 1, 2001, the Company adopted SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This statement established accounting and reporting standards for derivative instruments and for hedging activities. The statement requires, among other things, that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the use of the derivative and its hedge relationship. Adoption of SFAS No. 133 and SFAS No. 138, resulted in an after-tax loss of $64 in accumulated other comprehensive income related to an interest rate cap agreement.

        In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Company has elected to continue to apply APB No. 25 and related interpretations in accounting for stock options. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied SFAS No. 123 to stock based compensation.

	Nine Months Ended September 30,		Years Ended December 31
	2003	2002	2002	2001	2000
Net income (loss), as reported	$22,766	$16,169	$11,511	$7,032	$(21,446)
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(149)	(144)	(194)	(172)	(82)

Pro forma net income (loss)	$22,617	$16,025	$11,317	$6,860	$(21,528)

Net income (loss) per share
Basic—As reported	$.96	$.68	$.48	$.30	$(.90)
Basic—Pro forma	$.95	$.67	$.48	$.29	$(.90)
Diluted—As reported	$.91	$.68	$.48	$.30	$(.90)
Diluted—Pro forma	$.90	$.67	$.48	$.29	$(.90)

        The estimated fair value was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions used for employee grants:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	0%	0%	0%
Risk-free interest rate	2.7%	4.5%	6.3%
Weighted average expected life (in years)	3.6	4.7	5.0
Weighted average fair value of options granted	$.35	$.71	$1.01

        Future Adoption of Accounting Standards—In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46"), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable entity ("VIE"). Additionally, in November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. The Company's adoption of FIN 45 and FIN 46 did not have a material impact on its consolidated financial condition or results of operations. FIN 46 further requires the disclosure of certain information related to VIEs in which the Company holds a significant variable interest. The Company does not own any such interests.

2. Acquisitions

        On April 1, 2001, the Company purchased certain assets and liabilities of Reliance Group Holdings, Inc. and related entities. Related to the same acquisition, Coast National Insurance Company ("Coast National") purchased 100% of the stock of Bristol West Insurance Company ("Bristol West", formerly Reliant Insurance Company) and Bristol West Casualty Insurance Company ("Bristol West Casualty", formerly Reliant Casualty Insurance Company).

        For financial reporting purposes, the transaction has been accounted for as of April 1, 2001 under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, Accounting for Business Combinations. The total cost of the acquisition, including acquisition expenses, was $14,395, which exceeded the estimated fair value of net assets acquired resulting in total goodwill of $6,938. Unaudited pro forma consolidated results of operations for the years ended December 31, 2001 and 2000, as if the Company had made the acquisition as of the beginning of the year, follow. The pro forma results include estimates and assumptions which management believes are reasonable and are not necessarily indicative of the results which would have occurred if the acquisition had been in effect on the dates indicated, or which may result in the future.

	(unaudited) Pro forma Years ended December 31,
	2001	2000
Net premiums earned	$195,134	$210,215
Net income (loss)	1,650	(25,313)
Net income (loss) per share	$.07	$(1.06)

        In connection with the acquisition the Company performed policy administration and claims services related to certain policies of Reliance Group Holdings, Inc. not acquired. The Company received policy and claims servicing fees of $883 and $18,616 for the years ended December 31, 2002 and 2001.

3. Investments

        All of the Company's investments are classified as available-for-sale.

        The amortized cost, gross unrealized gains and losses and estimated fair value of available-for-sale securities by class as of December 31, 2002 are shown below:

Available-for-Sale	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
Fixed maturities:
U.S. Government securities	$9,311	$207	$—	$9,518
Mortgage backed bonds	6,156	256	—	6,412
Tax exempt bonds	3,231	128	—	3,359
Collateralized mortgage obligations	43,709	1,683	23	45,369
Corporate and other	59,939	2,929	415	62,453

Total fixed maturities	122,346	5,203	438	127,111
Equity and preferred stock	413	—	47	366

Total	$122,759	$5,203	$485	$127,477

        Gross realized gains of $1,052 and gross realized losses of $790 for the year ended December 31, 2002 were included in income.

        The amortized cost, gross unrealized gains and losses and estimated fair value of available-for-sale securities by class as of December 31, 2001 are shown below:

Available-for-Sale	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
Fixed maturities:
U.S. Government securities	$7,105	$134	$8	$7,231
Mortgage backed bonds	4,158	30	15	4,173
Tax exempt bonds	2,392	35	—	2,427
Collateralized mortgage obligations	20,049	334	102	20,281
Corporate and other	63,347	1,147	412	64,082

Total fixed maturities	97,051	1,680	537	98,194
Equity and preferred stock	887	1	134	754

Total	$97,938	$1,681	$671	$98,948

        Gross realized gains of $1,094 and gross realized losses of $122 for the year ended December 31, 2001 were included in income.

        The amortized cost and estimated market value of fixed maturity securities classified as available-for-sale as of December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	2002
Maturity	Amortized Cost	Estimated Fair Value
Due in one year or less	$16,784	$17,113
Due after one year through five years	22,354	23,292
Due after five years through ten years	20,250	21,158
Due after ten years	13,093	13,767

Subtotal	72,481	75,330
Mortgage backed bonds	6,156	6,412
Collateralized mortgage obligations	43,709	45,369

Total	$122,346	$127,111

        The components of net investment income earned were as follows:

	Years Ended December 31,
	2002	2001	2000
Investment income:
Interest income	$6,608	$6,617	$7,863
Dividend income	33	50	206

Investment income	6,641	6,667	8,069
Investment expenses	(202)	(224)	(221)

Net investment income	$6,439	$6,443	$7,848

        As required by law, securities of Security National, Coast National, Bristol West and Bristol West Casualty, carried at $8,928, and $8,808 were on deposit with state regulatory authorities as of December 31, 2002 and 2001.

4. Debt

        On July 10, 1998, the Company entered into a secured credit facility ("credit facility") with a syndicate of banks. The credit facility consists of three term loans, a revolving credit line, and for borrowings on same-day notice ("swing line") loans. The revolving credit line is limited to $55,000 and the swing line is limited to $10,000. The Company has no borrowings on the swing line or the revolving credit line at December 31, 2002 and 2001. The following is a summary of the maturities of these term loans at December 31, 2002:

Maturity	2002
2002	$—
2003	—
2004	—
2005	6,400
2006	32,900
2007	32,200

Total	$71,500

        The interest rate on these loans and the revolving credit and swing line loans ("RCSW") are subject to reduction based on the Company's debt to total capitalization ratios. Additionally, the Company pays a commitment fee on the available unused commitment under the RCSW that also is subject to reduction based on the total debt to capitalization ratios. The commitment fee on the RCSW varied from .35% to 0.43% in 2002, 2001 and 2000. The interest rate on the three term loans varied from 3.42% to 4.38%, 3.9% to 8.7% and 7.8% to 9.4%, in 2002, 2001 and 2000, respectively. The credit facility also contains certain covenants which limit the amount of debt the Company may incur, limit certain fundamental changes to the Company, limit certain prepayments and certain dividends, and requires the Company to maintain certain financial ratios. BRW's obligation under the credit facility is secured by a pledge of the stock of certain of its subsidiaries. The Company incurred $5,606 of costs associated with the credit facility and purchased an interest rate cap at the same time that it entered into the credit facility for $1,727. The fair market value of these loans is $71,500 and $86,500 at December 31, 2002 and 2001, respectively. The fair market value of the interest rate cap is $225 and $505 at December 31, 2002 and 2001, respectively. The notional amounts relating to the cap totaled $60,000 and $80,000 at December 31, 2002 and 2001, respectively. The net cash flows from the cap are recognized as adjustments to interest expense.

5. Profit Sharing Retirement Plan

        The Bristol West Retirement Plan ("the Plan") is a defined contribution plan for employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Plan's eligibility requirements for employees of the Company include a minimum of one year of service (defined as 1,000 hours), and a minimum age requirement of 18 years old. Participants may contribute from 1% to 15% of their earnings, subject to certain limitations in the Internal Revenue Code of 1986, as amended. Participants are permitted to make cash rollover contributions or direct transfers to the Plan from other qualified plans in which they participated. Matching contributions from the employer are paid based upon amounts authorized by the Board of Directors of the Company. The Company may make a discretionary contribution each year ranging from 0% to 15% of eligible compensation paid to participants during the plan year. Company contributions of $754, $702 and $691 were made during the years ended December 31, 2002, 2001 and 2000, respectively. In addition, the Company may make a profit sharing contribution each year, at its discretion, to participants. For the years ended December 31, 2002, 2001 and 2000 the Company contributed profit sharing contributions of $0, $0 and $352, respectively.

6. Unpaid Loss and Loss Adjustment Expense Reserves

        An analysis of the Company's net loss and loss adjustment expense reserves is summarized in the following table:

	Years Ended December 31,
	2002	2001	2000
Balance as of beginning of year	$105,993	$81,481	$65,001
Less: Reinsurance recoverable	66,904	30,132	20,827

Net balance as of beginning of year	39,089	51,349	44,174

Balance acquired as of March 31, 2001	—	6,093	—

Incurred related to:
Current period	172,311	111,574	160,874
Prior period	28,185	17,313	6,328

Total incurred	200,496	128,887	167,202

Paid related to:
Current period	106,435	84,134	116,796
Prior period	50,870	63,106	43,231

Total paid	157,305	147,240	160,027

Net balance as of December 31	82,280	39,089	51,349
Plus: Reinsurance recoverable	75,136	66,904	30,132

Balance as of December 31	$157,416	$105,993	$81,481

        Loss and loss adjustment expense reserve estimates are based on forecasts of the ultimate settlement of claims and are subject to uncertainty with respect to future events. Loss and loss adjustment expense reserve amounts are based on management's informed estimates and judgments, using data currently available. Loss and loss adjustment expense reserve amounts and the underlying actuarial factors and assumptions are regularly analyzed and adjusted to reflect new information. Such reevaluation is a normal, recurring activity that is inherent in the process of loss and loss adjustment expense reserve estimation and therefore, no assurances can be given that loss and loss adjustment expense reserve development will not occur in the future. The Company's loss and loss adjustment expense reserves are periodically adjusted for changes caused by growth, impacts from expansion into new states, changes in product mix, underwriting standards and rules, loss costs trends, as well as other factors. In addition, the Company continues to enhance its systems and refine its loss and loss adjustment expense reserving methodology, which beginning in 2002 includes analyzing loss and loss adjustment expense reserves by accident quarter as opposed to accident year. As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses increased by $28,185, $17,313 and $6,328 in 2002, 2001 and 2000, respectively.

7. Reinsurance

        In the normal course of business, the Company's insurance subsidiaries reinsure certain risks, generally through excess-of-loss and quota-share reinsurance agreements, with other companies to limit losses.

        Reinsurance does not discharge the primary liability of the original insurer. During 2002, the statutory subsidiaries of the Company entered into a reinsurance agreement with Alea London Limited ("Alea"), a company controlled by a Kohlberg Kravis Roberts & Company ("KKR") fund. For the year ended December 31, 2002, these subsidiaries ceded direct written premiums of $58,611 to Alea and had loss and loss adjustment expense recoverables of $5,157.

        As of December 31, 2002 and 2001, recoverables for reinsurance ceded to the Company's two largest reinsurers were an aggregate of $99,694 and $54,125, respectively.

        The table below illustrates the effect of reinsurance on premiums written and premiums earned for the years ended December 31:

	2002		2001		2000
	Written	Earned	Written	Earned	Written	Earned
Direct	$467,211	$438,121	$307,463	$295,169	$188,122	$209,858
Assumed	14,545	14,144	9,171	18,886	42,525	39,098
Ceded	(245,411)	(211,252)	(183,337)	(155,475)	(88,403)	(63,245)

Net	$236,345	$241,013	$133,297	$158,580	$142,244	$185,711

        Incurred losses and loss adjustment expenses recovered from reinsurers totaled $126,181, $112,340 and $42,707 for the years ended December 31, 2002, 2001 and 2000, respectively.

        The book value of securities pledged as collateral under assumed reinsurance agreements was $19,186 and $45,970 at December 31, 2002 and 2001, respectively.

8. Income Taxes

        The Company and its subsidiaries file a consolidated Federal income tax return.

        The components of the provision for income taxes on income for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
(Benefit) taxes on income before income taxes:
Current	$(960)	$(1,115)	$(399)
Deferred	6,271	(2,604)	11,057

	$5,311	$3,719	$(10,658)

BRISTOL WEST HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(in thousands except per share data)

        At December 31, 2002, the Company had approximately $11,907 in net operating loss ("NOL") carryforwards that will begin expiring in 2012. Approximately $8,974 of the NOL carryforwards are subject to Internal Revenue Code Section 382 and limited on an annual basis. As of December 31, 2002, a valuation allowance has been established relating to the NOL carry-forwards of $1,964, as it is management's belief that it is more likely than not that the deferred tax asset will not be recognized. Any utilization of the NOLs subject to the valuation allowance will be recorded as a reduction of goodwill.

        The tax effects of the temporary differences comprising the Company's net deferred tax asset for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:
Loss reserve discounting	$2,831	$1,232
Unearned premium reserves	4,340	2,867
Net operating loss carryforward	4,167	11,599
Accrued expense	3,683	—
Other	3,629	3,066

Deferred tax asset before valuation allowance	18,650	18,764
Less valuation allowance	(1,964)	(834)

Deferred tax asset after valuation allowance	16,686	17,930

Deferred tax liabilities:
Deferred policy acquisition costs	8,581	4,097
Amortization of intangibles	1,753	1,291
Unrealized income	1,678	278
Other	—	198

Deferred tax liabilities	12,012	5,864

Net deferred tax asset	$4,674	$12,066

        A reconciliation of expected income tax expense (benefit) of pre-tax earnings at regular corporate rates to actual tax expense is shown below:

	Years Ended December 31,
	2002	2001	2000
Expected income tax expense (benefit)	$5,888	$3,763	$(10,915)
Dividends received deduction	(7)	(16)	(30)
Tax-exempt interest	(53)	(378)	(758)
Amortization of goodwill	—	142	90
Other	(517)	208	955

Actual income tax expense (benefit)	$5,311	$3,719	$(10,658)

9. Related Party Transactions

        KKR and Fisher Capital Corporation, LLC ("Fisher Capital") perform management services for the Company and are significant stockholders of the Company. Management fees of $500 and $600 were incurred by the Company for KKR and Fisher Capital, respectively, in 2002. Management fees of $500 and $700 were incurred by the Company for KKR and Fisher Capital, respectively, in 2001. Management fees of $500 and $600 were incurred by the Company for KKR and Fisher Capital, respectively, in 2000. The Company owed KKR $125 as of December 31, 2002 and 2001, respectively. The Company owed Fisher Capital $525 and $100 as of December 31, 2002 and 2001, respectively.

        The Company issued 130,380, 195,570 and 130,380 stock options at an exercise price of $3.83 per share to Fisher Capital throughout the 2002, 2001 and 2000 fiscal years as compensation for James R. Fisher's (the majority owner of Fisher Capital) role as Chief Executive Officer of the Company. The Company calculated the fair value of these options utilizing the Black Scholes option-pricing model and has recorded $320, $488 and $340 in stock compensation costs relative to the option grants. At December 31, 2002, 2001 and 2000, Fisher Capital held 651,900, 521,520 and 325,950 options, respectively.

        The following assumptions were used to calculate the fair value of these options:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	30%	30%	30%
Risk-free interest rate	5.0%	5.3%	6.1%
Weighted average expected life (in years)	15	15	15

10. Commitments and Contingencies

        Operating Leases—The Company leases office space and has several operating leases for office equipment. Total rent expense for these leases was $7,344, $7,516 and $3,905 for the years ended December 31, 2002, 2001 and 2000, respectively. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2002:

2003	$6,228
2004	5,305
2005	2,551
2006	1,970
2007	1,549
Thereafter	7,452

Total minimum lease payments	$25,055

        Litigation—The Company is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Company accounts for such activity through the establishment of unpaid claim and claim adjustment expense reserves.

        The Company is party to a civil action in the Superior Court of the State of California. The suit was filed on or about June 25, 2001 and alleges, among other things, that the Company improperly classified class members as exempt employees and failed to pay overtime compensation.

        The final settlement, approved by the Court on March 13, 2003, requires the Company to reclassify all claims adjusters in California as "non-exempt"; make payment of an amount to be determined to qualified class members who were employed by the Company during the class period of June 25, 1997 through November 3, 2002; and pay class counsel an award of attorneys' fees.

        The Company recorded a pre-tax charge against income of $14,350 during the year ended December 31, 2002 related to this action.

        While the Company is not aware of any other actions or allegations that should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

11. Stock Ownership

        (Number of shares, options, warrants, and share prices expressed in whole numbers)

        Employee Stock Options

        The 1998 Stock Option Plan of Bristol West Holdings, Inc. and its subsidiaries (the "Plan") for key employees of the Company provides for the granting of stock options to employees of the Company. The exercise price of the shares of common stock will be the fair market value of the common stock on the grant date. The options vest ratably over periods of two to five years. Options expire and are no longer exercisable on the tenth anniversary of the grant date. As of December 31, 2002, 2,607,600 options are authorized for grant.

        Transactions involving employee stock options are as follows:

Option shares	Number of Shares	Weighted Average Exercise Price
Outstanding January 1, 2000	376,537	$3.83
Expired during 2000	(65,190)	3.83
Granted during 2000	1,273,813	3.83

Outstanding December 31, 2000	1,585,160	3.83
Expired during 2001	(191,528)	3.83
Granted during 2001	866,245	3.83

Outstanding December 31, 2001	2,259,877	3.83
Expired during 2002	(325,950)	3.83
Granted during 2002	335,989	3.83

Outstanding December 31, 2002	2,269,916	3.83

Available for grant at December 31, 2002	337,684

Exercisable at December 31, 2002	757,508

Weighted average remaining contractual life (in years)	7.80

        Non-employee Options and Warrants

        On July 24, 2002 the Company granted 521,520 options to Firemark Partners, LLC ("Firemark") in compensation for the development of an agency software system. As of December 31, 2002, the Company has capitalized $256 of costs related to 130,380 of these options. The Company calculated the fair value of the options utilizing the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 30%, risk-free interest rate of 4.75% and an average expected life of 15 years. The remaining 391,140 options are linked to performance criteria which have not yet been provided by Firemark.

        In 2001, 782,280 warrants were issued to a reinsurer for services provided related to a 1998 through 2000 reinsurance agreement at an exercise price of $3.83 per share. The Company calculated the fair value of the options utilizing the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 20%, risk free interest rate of 5.3% and an expected life of 3 years. At September 30, 2003 and December 31, 2002 and 2001, 782,280 warrants are outstanding.

12. Property, Equipment and Leasehold Improvements

        Property, equipment and leasehold improvements consists of the following at December 31:

	2002	2001
Furniture and fixtures	$5,451	$5,339
Office and computer equipment	6,680	4,825
Leasehold improvements	963	723
Vehicles	172	172
Computer software	7,469	3,834

	20,735	14,893
Less accumulated depreciation	(10,264)	(6,700)

Net property and equipment	$10,471	$8,193

13. Regulatory Matters

        The Company's insurance subsidiaries are subject to comprehensive regulation by the state insurance departments in which they underwrite insurance risks. Under these regulations, the Company's insurance subsidiaries are limited as to dividend payments and intercompany transactions. No dividends were permitted at December 31, 2002 for the ensuing twelve months, without prior approval, by the Departments of Insurance. Statutory surplus of the Company's insurance subsidiaries determined in accordance with prescribed statutory accounting practices amounted to $93,005 and $75,133 at December 31, 2002 and 2001, respectively. Statutory net (loss) income was $(13,717), $3,124 and $(26,122) during the years ended December 31, 2002, 2001 and 2000, respectively. No dividends were paid or declared during the years ended December 31, 2002, 2001 and 2000, respectively.

        The insurance subsidiaries of the Company prepare their statutory financial statements in accordance with accounting practices prescribed by the applicable state insurance departments. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules.

14. Accumulated Other Comprehensive Income

        The accumulated balances related to each component of other comprehensive income (loss) were as follows (in thousands):

	Unrealized Gain (loss) on Securities	Interest Rate Cap	Accumulated Other Comprehensive Income (loss)
Balance at January 1, 2000	$(4,120)	$—	$(4,120)
2000 change, net of tax of $1,639	3,044	—	3,044

Balance at December 31, 2000	(1,076)	—	(1,076)
2001 change, net of tax of $727	1,592	(241)	1,351

Balance at December 31, 2001	516	(241)	275
2002 change, net of tax of $1,184	2,378	(179)	2,199

Balance at December 31, 2002	$2,894	$(420)	$2,474

15. Net Income per Share

        Basic net income per share is computed based on the weighted average number of shares outstanding during the year. Diluted net income per share includes the dilutive effect of outstanding options, using the treasury stock method. Under the treasury stock method, exercise of options is assumed with the proceeds used to purchase common stock at the average price for the period. The difference between the number of shares assumed issued and number of shares purchased represents the dilutive shares. Options to purchase shares of common stock are not included in the computation of diluted net income per share, because the option exercise price was greater than or equal to the average price of the common shares for all periods presented.

2002	Income	Shares	Per Share Amount
Net income per share—Basic and Diluted
Net income available to common stockholders	$11,511	23,818	$.48
2001
Net income per share—Basic and Diluted
Net income available to common stockholders	$7,032	23,757	$.30
2000
(Loss) per share—Basic and Diluted
Net income (loss) available to common stockholders	$(21,446)	23,911	$(.90)

        The following table shows securities outstanding that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented:

	2002	2001	2000
Employee stock options	2,217	2,217	1,565
Other stock options	782	522	391
Warrants to acquire common stock	782	782	—

Total	3,781	3,521	1,956

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the ordinary shares being registered hereby. All of such expenses are estimates, other than the filing and quotation fees payable to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the New York Stock Exchange.

SEC Registration Fee	$32,158
Printing and Engraving Expenses	355,000
Legal Fees	750,000
Accounting Fees	500,000
NYSE Listing Fees	150,000
NASD Filing Fee	30,500
Miscellaneous	150,000

Total	$1,967,658

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Bristol West Holdings, Inc. (the "Registrant") is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors' fiduciary duty of care, except (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        The Registrant's Amended and Restated Certificate of Incorporation (to be filed as Exhibit 3.1) provides that except as otherwise provided by the DGCL, no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

        The Registrant's Amended and Restated Bylaws (to be filed as Exhibit 3.2) also provides that the Registrant will indemnify its directors and officers, as specified in its Amended and Restated Certificate of Incorporation. In addition, to the fullest extent permitted by the DGCL, the Registrant will indemnify any current or former director or officer of the Registrant and may, at the discretion of the board of directors, indemnify any current or former employee or agent of the Registrant against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such director or officer in connection with any threatened, pending or completed action, suit or proceeding brought by or in the right of the Registrant or otherwise, to which he was or is a party by reason of his current or former position with the Registrant or by reason of the fact that he is or was serving, at the request of the Registrant, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise.

        The Registrant has also obtained officers' and directors' liability insurance, which insures against liabilities that officers and directors of the Registrant may, in such capacities, incur.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        During the three years preceding the filing of this registration statement, the Registrant sold shares of and issued options for its common stock and preferred stock in the amounts, at the times, and for the aggregate amounts of consideration listed below without registration under the Securities Act of 1933. Exemption from registration under the Securities Act for each of the following sales is claimed under Section 4(2) of the Securities Act because each of the transactions was by the issuer and did not involve a public offering:

        On March 31, 2001, the Registrant issued 679,932 options to purchase common stock at an exercise price of $3.83 per share to employees. Additionally, the Registrant issued 149,937 shares of common stock to employees for an aggregate consideration of $575,000.

        On April 1, 2001, the Registrant issued 97,785 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC.

        On July 1, 2001, the Registrant issued 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC and 782,280 warrants to purchase common stock at an exercise price of $3.83 per share to Inter-Ocean Reinsurance (Ireland) Limited.

        On October 1, 2001, the Registrant issued 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC.

        On November 12, 2001, the Registrant issued 16,298 options to purchase common stock at an exercise price of $3.83 to an employee. Additionally, the Registrant issued 6,519 shares of common stock to an employee for an aggregate consideration of $25,000.

        On January 1, 2002, the Registrant issued 129,207 options to purchase common stock at an exercise price of $3.83 per share to employees and 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC. Additionally, the Registrant issued 1,304 shares of common stock to an employee for an aggregate consideration of $5,000.

        On February 4, 2002, the Registrant issued 19,557 options to purchase common stock at an exercise price of $3.83 per share to employees. Additionally, the Registrant issued 2,608 shares of common stock to an employee for an aggregate consideration of $10,000.

        On April 1, 2002, the Registrant issued 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC.

        On April 29, 2002, the Registrant issued 102,348 options to purchase common stock at an exercise price of $3.83 per share to employees. Additionally, the Registrant issued 23,468 shares of common stock to employees for an aggregate consideration of $90,000.

        On May 1, 2002, the Registrant issued 67,798 options to purchase common stock at an exercise price of $3.83 per share to an employee. Additionally, the Registrant issued 10,430 shares of common stock to an employee for an aggregate consideration of $40,000.

        On July 1, 2002, the Registrant issued 5,215 options to purchase common stock at an exercise price of $3.83 per share to an employee and 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC. Additionally, the Registrant issued 2,608 shares of common stock to an employee for an aggregate consideration of $10,000.

        On July 23, 2002, the Registrant issued 521,520 options to purchase common stock at an exercise price of $3.83 per share to FireMark Partners, LLC.

        On September 25, 2002, the Registrant issued 3,911 options to purchase common stock at an exercise price of $3.83 per share to an employee. Additionally, the Registrant issued 1,956 shares of common stock to an employee for an aggregate consideration of $7,500.

        On October 1, 2002, the Registrant issued 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC.

        On November 4, 2002, the Registrant issued 5,215 options to purchase common stock at an exercise price of $3.83 per share to an employee. Additionally, the Registrant issued 2,608 shares of common stock to an employee for an aggregate consideration of $10,000.

        On November 20, 2002, the Registrant issued 5,215 options to purchase common stock at an exercise price of $3.83 per share to an employee. Additionally, the Registrant issued 2,608 shares of common stock to an employee for an aggregate consideration of $10,000.

        On January 1, 2003, the Registrant issued 84,747 options to purchase common stock at an exercise price of $3.83 per share to an employee and 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC. Additionally, the Registrant issued 16,949 shares of common stock to an employee for an aggregate consideration of $65,000.

        On April 1, 2003, the Registrant issued 19,557 options to purchase common stock at an exercise price of $3.83 per share to a consultant and 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC.

        On April 7, 2003, the Registrant issued 1,304 options to purchase common stock at an exercise price of $7.67 per share to an employee. Additionally, the Registrant issued 652 shares of common stock to an employee for an aggregate consideration of $5,000.

        On May 1, 2003, the Registrant issued 42,374 options to purchase common stock at an exercise price of $7.67 per share to employees.

        On June 17, 2003, the Registrant issued 5,215 options to purchase common stock at an exercise price of $7.67 per share to an employee. Additionally, the Registrant issued 2,608 shares of common stock to an employee for an aggregate consideration of $20,000.

        On July 1, 2003, the Registrant issued 32,595 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC.

        On August 21, 2003, the Registrant issued 39,114 options to purchase common stock at an exercise price of $7.67 per share to an employee. Additionally, the Registrant issued 9,779 shares of common stock to an employee for an aggregate consideration of $75,000.

        On September 30, 2003, the Registrant issued 2,608 options to purchase common stock at an exercise price of $7.67 per share to an employee. Additionally, the Registrant issued 1,304 shares of common stock to an employee for an aggregate consideration of $10,000.

        On October 1, 2003, the Registrant issued 123,861 options to purchase common stock at an exercise price of $3.83 per share to Fisher Capital Corp. LLC.

        On December 8, 2003, the Registrant issued 48,893 options to purchase common stock at an exercise price of $15.34 per share to an employee.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Exhibits

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1	*	Amended and Restated Certificate of Incorporation of the Registrant
3.2	*	Amended and Restated Bylaws of the Registrant
4.1	**	Form of Certificate of Common Stock
4.2	**	Registration Rights Agreement, dated as of July 10, 1998, between the Registrant and Bristol West Associates LLC
4.3	**	Shareholder Subscription Agreement, dated as of July 9, 1998, between the Registrant and Fisher Capital Corp. LLC
4.4	**	Sale Participation Agreement, dated as of July 9, 1998, among KKR Partners II, L.P., KKR 1996 Fund L.P., Bristol West Associates LLC and Fisher Capital Corp. LLC
4.5	**	Form of Stockholder Agreement for Senior Management
4.6	**	Form of Stockholder Agreement for Employees
4.7	**	Form of Sale Participation Agreement
5.1		Opinion of Simpson Thacher & Bartlett LLP
10.1	**	Aggregate Excess of Loss Reinsurance Agreement, effective January 1, 2001, among Coast National Insurance Company, Security National Insurance Company and Inter-Ocean Reinsurance (Ireland) Limited
10.2	**
Quota Share Reinsurance Agreement, effective January 1, 2002, among Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company, Bristol West Casualty Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA
10.3	**
Addendum I to Quota Share Reinsurance Agreement, between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA
10.4	**
Addendum II to Quota Share Reinsurance Agreement between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA
10.5	**
Quota Share Reinsurance Agreement, effective January 1, 2002, among Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company, Bristol West Casualty Insurance Company and Alea London, Ltd.

10.6	**
Addendum I to Quota Share Reinsurance Agreement between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and Alea London, Ltd.
10.7	**
Quota Share Reinsurance Agreement, effective January 1, 2002, between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company, Bristol West Casualty Insurance Company and Chubb Atlantic Reinsurance Specialists Ltd.
10.8	**
Addendum I to Quota Share Reinsurance Agreement between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and Chubb Atlantic Reinsurance Specialists Ltd.
10.9	**
Addendum II to Quota Share Reinsurance Agreement between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and Chubb Atlantic Reinsurance Specialists Ltd.
10.10	**
Credit Agreement, dated as of July 10, 1998, among the Registrant, each party listed on Schedule I thereto, the Chase Manhattan Bank, as Administrative Agent, and the Bank of New York, as Syndication Agent
10.11	**
First Amendment to Credit Agreement, dated as of December 31, 1999, among the Registrant, the various lenders party to the Credit Agreement, the Chase Manhattan Bank, as Administrative Agent, and the Bank of New York, as Syndication Agent
10.12	**	Form of California Broker's Agreement
10.13	**	Letter Agreement, dated as of July 9, 1998, between the Registrant and Fisher Capital Corp. LLC
10.14	**	Amendatory Agreement to Letter Agreement between the Registrant and Fisher Capital Corp. LLC, dated as of December 18, 2000
10.15	**	Amendatory Agreement to Letter Agreement between the Registrant and Fisher Capital Corp. LLC, dated as of January 1, 2002
10.16	**	Stock Option Plan for the Management and Key Employees of the Registrant and Subsidiaries
10.17	**	Employment Agreement, dated as of January 1, 2004, between James R. Fisher and Bristol West Holdings, Inc.
10.18	*	2004 Stock Incentive Plan for the Registrant and Subsidiaries
21.1	**	List of Subsidiaries of the Registrant
23.1		Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)
23.2		Consent of Deloitte & Touche LLP
24.1	**	Power of Attorney

*
To be filed by amendment.
**
Previously filed.

(b)   Financial Statement Schedules

Schedule Number	Description of Document
Report	Independent Auditors' Report
I	Summary of Investments—Other than Investments in Affiliates
II	Condensed Financial Information of Registrant (Balance Sheets, Statements of Operations and Statements of Cash Flows)
III	Supplementary Insurance Information
IV	Reinsurance
VI	Supplementary Information Concerning Property and Casualty Insurance Operations

        The consolidated financial statements of Bristol West Holdings, Inc. included elsewhere in this Registration Statement have been prepared to give effect to the completion of a 130.38-for-one split of the Company's outstanding common stock (as described in the third paragraph in Note 1), which will take place on or about February 11, 2004. On the effective date of the offering, we expect to be able to issue the following report.

INDEPENDENT AUDITORS' REPORT

"To the Board of Directors of
Bristol West Holdings, Inc
Davie, Florida

We have audited the consolidated financial statements of Bristol West Holdings, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated December 10, 2003 (February     , 2004 as to the third paragraph of Note 1) included elsewhere in this Registration Statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 142). Our audits also included the financial statement schedules listed in Item 16 of this Registration Statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Hartford, Connecticut
December 10, 2003"

BRISTOL WEST HOLDINGS, INC.

SCHEDULE I

SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN AFFILIATES

(in thousands)

	As of December 31, 2002
	Amortized Cost	Fair Value	Amount at which shown on Balance Sheet
Type of Investment
Fixed Maturities
U.S. Government securities	$9,311	$9,518	$9,518
Mortgage backed bonds	6,156	6,412	6,412
Tax exempt bonds	3,231	3,359	3,359
Collateralized mortgage obligations	43,709	45,369	45,369
Corporate and other	59,939	62,453	62,453

Total fixed maturities	$122,346	$127,111	$127,111

Equity Securities
Preferred stock—public utilities	$413	$366	$366

Total equity securities	$413	$366	$366

Total investments	$122,759	$127,477	$127,477

BRISTOL WEST HOLDINGS, INC.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS

(in thousands)

	December 31,
	2002	2001
Assets
Cash and cash equivalents	$4,532	$185
Investment in subsidiaries	61,659	63,154
Deferred financing fees	1,643	2,928
Deferred income taxes	20,864	11,834
Goodwill	102,576	102,576
Other assets	2,945	4,256

Total assets	$194,219	$184,933

Liabilities and Capital:
Due to affiliates	14,000	—
Accounts payable, accrued expenses, and other liabilities	5,903	9,930
Long-term debt	71,500	86,500

Total liabilities	91,403	96,430

Stockholders' Equity
Common stock, $.01 par value	2	2
Additional paid-in capital	95,394	94,615
Treasury stock	(2,509)	(2,283)
Stock subscriptions receivable	(535)	(585)
(Accumulated deficit) retained earnings	7,990	(3,521)
Accumulated other comprehensive income	2,474	275

Total stockholders' equity	102,816	88,503

Total liabilities and stockholders' equity	$194,219	$184,933

BRISTOL WEST HOLDINGS, INC.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF OPERATIONS

(in thousands)

	Years ended December 31,
	2002	2001	2000
Income:
Other income	$64	$119	$123

Total income	64	119	123

Cost and Expenses:
Interest expense	3,577	7,655	9,591
Amortization expense	1,009	4,016	3,694
Other expenses	(1,551)	4,874	1,859

Total expenses	3,035	16,545	15,144

Loss before federal income taxes and equity in net earnings (loss) of subsidiaries	(2,971)	(16,426)	(15,021)
Income taxes	(1,326)	(5,882)	(4,056)

Loss before equity in net earnings of subsidiaries	(1,645)	(10,544)	(10,965)
Equity in net earnings (loss) of subsidiaries	13,156	17,576	(10,481)

Net earnings (loss)	$11,511	$7,032	$(21,446)

BRISTOL WEST HOLDINGS, INC.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net earnings (loss)	$11,511	$7,032	$(21,446)
Equity in net earnings (loss) of subsidiaries	(13,156)	(17,576)	10,481
Changes in working capital and other	39,966	23,255	21,114

Net cash provided by operating activities	38,321	12,711	10,149

Cash flows from investing activities:
Capital contributions to subsidiaries	(19,000)	(3,000)	—

Net cash (used in) investing activities	(19,000)	(3,000)	—

Cash flows from financing activities:
Sale of stock	10	155	127
Principal payments on long-term debt	(15,000)	(12,700)	(10,100)
Payments on stock subscription receivable	243	236	90
Acquisition of treasury stock	(227)	(160)	(2,033)

Net cash (used in) financing activities	(14,974)	(12,469)	(11,916)

Net (decrease) increase in cash	4,347	(2,758)	(1,767)
Cash, beginning of period	185	2,943	4,710

Cash, end of period	$4,532	$185	$2,943

BRISTOL WEST HOLDINGS, INC.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

For the years ended December 31, 2000, 2001 and 2002

(in thousands)

	Deferred Policy Acquisition Costs	Reserve for Losses and Loss Adjustment Expenses	Unearned Premiums	Earned Premiums	Fee Income and Other	Net Investment Income	Net Realized Capital Gains (Losses)	Losses and Loss Adjustment Expenses Incurred	Amortization of Deferred Policy Acquisition Costs	Other Expenses	Net Written Premium
2002
Property and Casualty	24,516	157,416	122,410	241,013	50,242	6,439	262	200,496	42,068	38,570	236,345

Consolidated	24,516	157,416	122,410	241,013	50,242	6,439	262	200,496	42,068	38,570	236,345

2001
Property and Casualty	14,004	105,993	93,973	158,580	56,082	6,443	972	128,887	50,342	32,097	133,297

Consolidated	14,004	105,993	93,973	158,580	56,082	6,443	972	128,887	50,342	32,097	133,297

2000
Property and Casualty	12,648	81,481	74,361	185,711	33,413	7,848	(173)	167,202	64,290	27,411	142,244

Consolidated	12,648	81,481	74,361	185,711	33,413	7,848	(173)	167,202	64,290	27,411	142,244

BRISTOL WEST HOLDINGS, INC.

SCHEDULE IV

REINSURANCE

(in thousands)

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
For the year ended December 31, 2002
Property and casualty insurance premiums	$438,121	$211,252	$14,144	$241,013	6%

Total premiums	$438,121	$211,252	$14,144	$241,013	6%

For the year ended December 31, 2001
Property and casualty insurance premiums	$295,169	$155,475	$18,886	$158,580	12%

Total premiums	$295,169	$155,475	$18,886	$158,580	12%

For the year ended December 31, 2000
Property and casualty insurance premiums	$209,858	$63,245	$39,098	$185,711	21%

Total premiums	$209,858	$63,245	$39,098	$185,711	21%

BRISTOL WEST HOLDINGS, INC.

SCHEDULE VI

SUPPLEMENTARY INFORMATION CONCERNING PROPERTY AND
CASUALTY INSURANCE OPERATIONS

(in thousands)

	Losses and Loss Adjustment Expenses Incurred Related to:
			Paid Losses and Loss Adjustment Expenses
	Current Year	Prior Years
Years ended December 31,
2002	$172,311	$28,185	$157,305
2001	111,574	17,313	147,240
2000	160,874	6,328	160,027

ITEM 17.    UNDERTAKINGS

        (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Davie, Florida, on February 5, 2004.

BRISTOL WEST HOLDINGS, INC.
By:	*
	Name:	James R. Fisher
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated on February 5, 2004.

Signature	Title

* James R. Fisher	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
* Randy D. Sutton	Chief Financial Officer (Principal Financial Officer)
* Maria E. Aguilera	Controller
* Perry Golkin	Director
* Todd A. Fisher	Director
* Scott C. Nuttall	Director
*By:	/s/ ALEXIS S. OSTER Alexis S. Oster Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1	*	Amended and Restated Certificate of Incorporation of the Registrant
3.2	*	Amended and Restated Bylaws of the Registrant
4.1	**	Form of Certificate of Common Stock
4.2	**	Registration Rights Agreement, dated as of July 10, 1998, between the Registrant and Bristol West Associates LLC
4.3	**	Shareholder Subscription Agreement, dated as of July 9, 1998, between the Registrant and Fisher Capital Corp. LLC
4.4	**	Sale Participation Agreement, dated as of July 9, 1998, among KKR Partners II, L.P., KKR 1996 Fund L.P., Bristol West Associates LLC and Fisher Capital Corp. LLC
4.5	**	Form of Stockholder Agreement for Senior Management
4.6	**	Form of Stockholder Agreement for Employees
4.7	**	Form of Sale Participation Agreement
5.1		Opinion of Simpson Thacher & Bartlett LLP
10.1	**	Aggregate Excess of Loss Reinsurance Agreement, effective January 1, 2001, among Coast National Insurance Company, Security National Insurance Company and Inter-Ocean Reinsurance (Ireland) Limited
10.2	**
Quota Share Reinsurance Agreement, effective January 1, 2002, among Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company, Bristol West Casualty Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA
10.3	**
Addendum I to Quota Share Reinsurance Agreement, between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA
10.4	**
Addendum II to Quota Share Reinsurance Agreement between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and National Union Fire Insurance Company of Pittsburgh, PA
10.5	**
Quota Share Reinsurance Agreement, effective January 1, 2002, among Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company, Bristol West Casualty Insurance Company and Alea London, Ltd.
10.6	**
Addendum I to Quota Share Reinsurance Agreement between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and Alea London, Ltd.
10.7	**
Quota Share Reinsurance Agreement, effective January 1, 2002, between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company, Bristol West Casualty Insurance Company and Chubb Atlantic Reinsurance Specialists Ltd.

10.8	**
Addendum I to Quota Share Reinsurance Agreement between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and Chubb Atlantic Reinsurance Specialists Ltd.
10.9	**
Addendum II to Quota Share Reinsurance Agreement between Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company and Bristol West Casualty Insurance Company and Chubb Atlantic Reinsurance Specialists Ltd.
10.10	**
Credit Agreement, dated as of July 10, 1998, among the Registrant, each party listed on Schedule I thereto, the Chase Manhattan Bank, as Administrative Agent, and the Bank of New York, as Syndication Agent
10.11	**
First Amendment to Credit Agreement, dated as of December 31, 1999, among the Registrant, the various lenders party to the Credit Agreement, the Chase Manhattan Bank, as Administrative Agent, and the Bank of New York, as Syndication Agent
10.12	**	Form of California Broker's Agreement
10.13	**	Letter Agreement, dated as of July 9, 1998, between the Registrant and Fisher Capital Corp. LLC
10.14	**	Amendatory Agreement to Letter Agreement between the Registrant and Fisher Capital Corp. LLC, dated as of December 18, 2000
10.15	**	Amendatory Agreement to Letter Agreement between the Registrant and Fisher Capital Corp. LLC, dated as of January 1, 2002
10.16	**	Stock Option Plan for the Management and Key Employees of the Registrant and Subsidiaries
10.17	**	Employment Agreement, dated as of January 1, 2004, between James R. Fisher and Bristol West Holdings, Inc.
10.18	*	2004 Stock Incentive Plan for the Registrant and Subsidiaries
21.1	**	List of Subsidiaries of the Registrant
23.1		Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)
23.2		Consent of Deloitte & Touche LLP
24.1	**	Power of Attorney

*
To be filed by amendment.
**
Previously filed.

QuickLinks

TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Bristol West Holdings, Inc.
The Offering
Summary Historical Financial and Operating Data
RISK FACTORS
Risks Relating to Our Company
Risks Relating to Our Common Stock and This Offering
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATORY MATTERS
MANAGEMENT
Summary Compensation Table
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN ARRANGEMENTS AND RELATIONSHIPS
DESCRIPTION OF CAPITAL STOCK
COMMON STOCK ELIGIBLE FOR FUTURE SALE
U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
BRISTOL WEST HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS (in thousands except share data)
BRISTOL WEST HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
BRISTOL WEST HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands, except share data)
BRISTOL WEST HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
BRISTOL WEST HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (in thousands except per share data)
BRISTOL WEST HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (in thousands except per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
INDEPENDENT AUDITORS' REPORT
BRISTOL WEST HOLDINGS, INC. SCHEDULE I SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN AFFILIATES (in thousands)
BRISTOL WEST HOLDINGS, INC. SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT BALANCE SHEETS (in thousands)
BRISTOL WEST HOLDINGS, INC. SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT STATEMENTS OF OPERATIONS (in thousands)
BRISTOL WEST HOLDINGS, INC. SCHEDULE II CONDENSED FINANCIAL INFORMATION OF REGISTRANT STATEMENTS OF CASH FLOWS (in thousands)
BRISTOL WEST HOLDINGS, INC. SCHEDULE IV REINSURANCE (in thousands)
BRISTOL WEST HOLDINGS, INC. SCHEDULE VI SUPPLEMENTARY INFORMATION CONCERNING PROPERTY AND CASUALTY INSURANCE OPERATIONS (in thousands)
SIGNATURES
EXHIBIT INDEX